Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on February 11, 2019

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Parsons Corporation

(Exact name of registrant as specified in its charter)

Delaware	7373	95-3232481
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5875 Trinity Parkway #300

Centreville, Virginia 20120

(703) 988-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles L. Harrington

Chairman, Chief Executive Officer and President

5875 Trinity Parkway #300

Centreville, Virginia 20120

(703) 988-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven B. Stokdyk, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 355 South Grand Avenue, Suite 100 Los Angeles, California 90071 (213) 485-1234	Peter W. Wardle, Esq. Stewart McDowell, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 (213) 229-7000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $1.00 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase from the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 11, 2019.

             Shares

Parsons Corporation

Common Stock

This is an initial public offering of shares of common stock of Parsons Corporation. All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $            and $            . Parsons Corporation intends to apply to list the common stock on the              under the symbol “PRSN”.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the                 . See “Management—Controlled Company Exception.”

See “Risk Factors” on page 20 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds Before Expenses(1)	$	$

(1)	See “Underwriting”.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2019.

Goldman Sachs & Co. LLC	BofA Merrill Lynch

Morgan Stanley

Prospectus dated                     , 2019

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the U.S., we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the U.S. See “Underwriting.”

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

BASIS OF PRESENTATION

Prior to fiscal 2018, Parsons was on a 52- or 53-week fiscal year ending on the last Friday on or before the end of the calendar year. In 2018, our board of directors approved a change in our fiscal year end from the last Friday on or before the calendar year to December 31st. Accordingly, references to fiscal 2018, fiscal 2017, fiscal 2016, fiscal 2015 and fiscal 2014 represent the financial results of Parsons Corporation and its subsidiaries for the fiscal years ended December 31, 2018, December 29, 2017, December 30, 2016, December 25, 2015 and December 26, 2014, respectively. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, three of the quarters include 13 weeks of operations and one of the quarters includes 14 weeks of operations. Fiscal 2017, fiscal 2015 and fiscal 2014 were all 52-week years. Fiscal 2016 was a 53-week year, which may have caused our revenue, expenses and other results of operations to be higher due to an additional week of operations.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Parsons, Polaris Alpha, iNET and Domain6 and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Parsons Corporation. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports from various sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider the matters described under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Parsons,” “the Company,” “we,” “us” and “our” refer to Parsons Corporation and its consolidated subsidiaries.

Overview

We are a leading provider of technology-driven solutions in the defense, intelligence and critical infrastructure markets. We provide technical design and engineering services and software to address our customers’ challenges. We have developed significant expertise and differentiated capabilities in key areas of cybersecurity, intelligence, defense, military training, connected communities, physical infrastructure and mobility solutions. By combining our talented team of professionals and advanced technology, we help solve complex technical challenges to enable a safer, smarter and more interconnected world.

Since our founding 75 years ago, we have built our reputation and business on our ability to successfully transform and innovate our services while leveraging cutting-edge technologies in order to expand our offerings. Whether our customers need a first-of-its-kind advanced missile development and testing facility, or an artificial intelligence enabled cloud platform to defend against cybersecurity threats, we deliver for our customers. We seek to grow by offering our clients innovative solutions supported by research and development, as well as acquisitions of emerging technologies. We have developed longstanding relationships with customers such as the U.S. military and intelligence agencies and state and local governments and agencies.

Advances in technology are dramatically shifting the operating landscape across our markets. Governments and companies are grappling with pressing challenges ranging from confronting increasingly sophisticated cybersecurity threats to upgrading aging systems and infrastructure. To address these challenges, our customers are actively seeking technology-enabled solutions to enhance and transform their operations and assets. Our wide-ranging capabilities enable us to provide our services and solutions across the defense, intelligence and critical infrastructure markets. As a leading technology-driven solutions provider with a proven track record, we believe we are well positioned to benefit from these trends and serve our customers’ evolving needs. We have capabilities in the following four areas that cut across our segments and business lines:

Systems Integration:    We provide engineering services and technology for large digital and physical systems with high technical complexity. We lead projects from concept development through design, implementation, testing and verification, ensuring interoperability of these complex, disparate systems.

Software Development:    We develop software and systems across many domains and mission-specific applications. Our experienced software engineers and developers design, develop, integrate, operate and sustain mission-critical software applications and systems across cyber, intelligence, defense and commercial customers.

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Program Management:    We provide expertise and technology to advance our customers’ execution of large, complex projects within their defined time and cost parameters.

Critical Mission Support:    We provide a diverse set of technical services to help our nation’s military on land, sea, air and space. These services include mission training, protecting national airspace, fighting infectious diseases, digitizing the health environment, performing contingency operations and providing operations and maintenance for physical infrastructure.

Our customer relationships, which are based on a long history of successfully delivering complex technical services, are key to our success. We are often involved in the early stages of our customers’ planning processes, which allows us to efficiently optimize our service delivery model. These relationships, along with our technical expertise and access to talented human capital, allow us to successfully deliver solutions that meet our customers’ demanding technical and execution requirements.

Technology and our people are our most important assets, allowing us to consistently deliver for our customers and help them solve their most pressing challenges. Investment in key technological capabilities is core to our business and helps us to stay at the forefront of the evolving trends across our end markets. To meet the challenges of tomorrow, we are focusing our technology investment on cybersecurity, machine learning, big data analytics and cloud applications. The work of our highly skilled and dedicated employees has enabled our long track record of continued innovation and execution on behalf of our customers. Our team of engineers, scientists, programmers and other specialists include PhDs and certified hackers and a large number of our skilled workforce hold government security clearances, which provides a significant competitive advantage for the highly technical and demanding work we perform.

We operate in two reporting segments, Federal Solutions and Critical Infrastructure, with revenue contribution of    % and    % and Adjusted EBITDA attributable to Parsons Corporation contribution of    % and    % for fiscal 2018. See "Summary Consolidated Financial Data" below for further discussion.

Federal Solutions:    Our Federal Solutions segment is a high-end services and technology provider to the U.S. government, delivering timely, cost-effective solutions for mission-critical projects. We provide advanced technologies, including cybersecurity, missile defense systems, military training, subsurface munitions detection, military facility modernization, logistics support, chemical weapon remediation and engineering services. We serve a broad set of U.S. government agencies, including the Missile Defense Agency, the United States intelligence community, the U.S. military, the Department of Energy and the Federal Aviation Administration.

Critical Infrastructure:    Our Critical Infrastructure segment provides integrated design and engineering services for complex physical and digital infrastructure around the globe. We are a technology innovator focused on next generation infrastructure. Our capabilities in design and project management allow us to deliver significant value to our customers by employing cutting-edge technologies, improving timelines and reducing costs. We serve a diverse global customer base including federal, state, municipal and industry customers such as Los Angeles World Airports, Canada’s Metrolinx, Dubai’s Roads and Transport Authority and the Port Authority of New York and New Jersey.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

We have successfully grown our business in each segment and on a consolidated basis. In fiscal 2018, we generated revenues of $             billion, Revenue attributable to Parsons Corporation of $             billion, net income (loss) attributable to Parsons Corporation of $            million and Adjusted EBITDA attributable to Parsons Corporation of $             million. In fiscal 2018, our Federal Solutions segment had     % year-over-year revenue growth, or    % excluding the results of Polaris Alpha, LLC, or Polaris Alpha, which we acquired in May 2018, and our Critical Infrastructure segment had     % year-over-year revenue growth. The following table shows our growth over the last three years (in millions):

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results” and “Note 19—Segments Information” in the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our segment Revenue attributable to Parsons Corporation and segment Adjusted EBITDA attributable to Parsons Corporation.

In fiscal 2018, we achieved an overall win rate of    % on new contracts and task orders for which we competed and a win rate of more than     % on re-competed contracts and task orders (i.e., existing contracts or tasks orders which are up for bid) for existing or related business. As of December 31, 2018, our total backlog was $             million, an increase of     % from December 29, 2017.

Our Services and Solutions

Within each of our segments, we focus our services and solutions on the needs of customers in each of our business lines. Our capabilities of systems integration, software development, program management and critical mission support apply across our segments and business lines.

Confidential Treatment Requested by Parsons Corporation

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Federal Solutions

Our Federal Solutions business provides engineering, software and hardware solutions and services. It is focused on five business lines: Cyber & Intelligence, Geospatial, Defense, Mission Solutions, and Engineered Systems.

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Cyber & Intelligence—Focuses on two related, but discrete markets: cybersecurity and intelligence. Our customers include the U.S. Army and the United States intelligence community, which consists of 16 separate United States government intelligence agencies. We provide cybersecurity software and engineering services, rapid hardware prototyping and other technical services. An example is ThunderRidge, our tool that assists cyber operational users to develop action plans, assess cyber threats and disseminate situational awareness in real-time.

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Geospatial—Focuses on providing geospatial intelligence, big data analytics and threat mitigation technology services to the defense, intelligence, space and command, control, communications, computer, cyber, intelligence, surveillance and reconnaissance, or C5ISR, end markets. An example is our work with the National Geospatial-Intelligence Agency, or NGA, in providing automated capabilities to analyze, collect and expose geospatial intelligence content from the open source environment.

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Defense—Focuses on the missile defense, space and C5ISR end markets. Our customer portfolio includes the Missile Defense Agency, or MDA, the U.S. Air Force and the U.S. Army. We provide mission planning for space situational awareness, small satellite systems integration, electronic warfare, directed energy modeling and simulation and command and control systems and support. An example is our role as the prime systems engineering technical assistance, or SETA, contractor for the MDA where we provide weapons and missile defense systems engineering and command and control, battle management and communications (C2BMC) system support.

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Mission Solutions—Supports military training and readiness and associated infrastructure. Our services and solutions include converged cyber-physical solutions for critical infrastructure, and global military mission readiness and training. Customers include the Federal Aviation Administration and the U.S. Army. Representative offerings include live, virtual, constructive and gaming training, converged cyber-physical security for industrial control systems and infrastructure upgrades, connected devices and smart meters. Differentiated technologies include our information assurance and compliance qualifications and our Domain6 cybersecurity toolset for industrial control systems protection.

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Engineered Systems—Focuses on advanced technology services for advanced energy production systems, healthcare systems, environmental systems and associated infrastructure. Customers include the U.S. Department of Energy, the U.S. Army Corps of Engineers and the U.S. Air Force. Representative offerings include nuclear waste processing and treatment, weapons of mass destruction elimination, program and project management, infectious disease control analytics and data protection. Our expertise includes fluorinated organic chemicals, advanced digital classification and complex program and engineering management.

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Critical Infrastructure

Our Critical Infrastructure business provides engineering, program management, systems engineering and software solutions. It is focused on three business lines: Connected Communities, Mobility Solutions and Industrial.

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Connected Communities—Provides intelligent transportation system management, advanced train controls integration, smart cities software and critical infrastructure cyber protection. Our customers include the transportation authorities for the cities of Los Angeles, New York and Paris, the states or provinces of Georgia, Ontario and Texas and rail and transit entities including AMTRAK, CSX and the Washington Metropolitan Area Transit Authority, or WMATA. Technology capabilities include positive and communications-based train controls systems integration, intelligent transportation network software, vehicle inspection data analytics software, tolling systems software and autonomous vehicle integration. An example is our role as provider of Advanced Traffic Management Systems, or ATMS, for transportation systems in seven U.S. states through our Intelligent NETworks, or iNET, platform. Our deployment for the Georgia Department of Transportation of this platform connects over 8,500 sensors and improves transportation efficiency by reducing commutes through solutions such as the new reversible toll lanes in Atlanta’s Northwest Corridor.

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Mobility Solutions—Provides engineering services for complex infrastructure including bridges and tunnels, roads and highways, airports and rail and transit. Within our diverse customer base, our customer relationships include the Port Authority of New York and New Jersey and Dubai’s Roads and Transport Authority. Our capabilities include technologies in long-span bridges, tunnels, international airports and automated people mover and baggage handling systems. An example is our role as the sole program manager of the recently awarded Diamond Head Extension Program at Honolulu International Airport.

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Industrial—Delivers engineering, program management and environmental solutions to private-sector industrial clients and public utilities. Customers are diverse with limited concentration, and include chemical, energy, utility, communications and manufacturing companies and some provincial agencies. Our capabilities include environmental remediation engineering, process engineering, cyber-physical security software and program management of capital projects. Differentiated technology solutions include our Domain6 cybersecurity toolset, advanced environmental analytics and modeling and the application of augmented and virtual reality.

Our Market Opportunities

Technological progress is driving a swift pace of change, resulting in ongoing societal transformation, complicated geopolitical dynamics, a shifting threat landscape and the globalization of commerce. To address this evolving landscape, our customers are actively seeking technology-enabled solutions to upgrade and transform assets and operations. The below trends are key drivers of activity and growth in both our Federal Solutions and Critical Infrastructure segments.

Defense Spending Remains a Key Focus of the national agenda due to the reemergence of long-term strategic competition, which has been cited in the National Defense Strategy as the primary concern for U.S. national prosperity and security. This reemergence has resulted in increased global disorder and a security environment defined by rapid technological change, which may be more complex than ever before.

Cybersecurity is Mission Critical to U.S. National Security and cybersecurity threats are increasing in volume and sophistication as global connectivity and the rise of social media have led to

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an explosion in the amount of available and exploitable data. The proliferation of mobile devices, smart devices and cloud computing has vastly increased the need for enterprise-wide risk-based cybersecurity programs and governments have become increasingly aware of the need for a proactive approach to the risk of cyber-attacks.

Consistent Need for Actionable Intelligence to Support U.S. Priorities is driving a shifting threat landscape that necessitates a greater need for collaboration and cooperation between intelligence agencies. There is a new demand for multi-domain command and control systems that are not designed for one particular warfighting domain, but are instead optimized to function cohesively across a spectrum of domains. This in turn drives a need for sophisticated data analytics to parse data into useful formats in real-time.

Global Infrastructure Needs Significant Replacements and Technology-Driven Upgrades. Aging physical infrastructure is strained by the swift pace of technological change. Critical infrastructure, specifically transportation infrastructure that is essential to national economic and security concerns including airports, bridges, and rail and transit systems, is particularly vulnerable. We believe aging infrastructure will continue to be replaced and supplanted by newer, smarter infrastructure with an increased focus on connectivity.

Urbanization Creates Demand for Smart Cities with Connected Populations. Cities around the globe increasingly demand new capabilities, such as sensor networks and communication strategies to connect streetlights, security cameras and emergency systems, to provide important real-time information and better serve their citizens. Better integrated corridor management solutions, intelligent transportation systems, advanced rail systems and updated telecommunication networks will keep cities around the world functioning as smart cities and serve as engines for economic growth.

Disruption of Legacy Service Delivery Models from Technology. Historical capital project management is changing with the introduction of cloud-connected computer-aided design, automation, big data, machine learning and other technologies. The introduction of these new technologies allows industry participants to reimagine existing value chains, address integrated lifecycle objectives, boost productivity and streamline project management. Industry participants that have the capability to embrace these new technologies to enhance their capability and service offering to higher value solutions will be well positioned to assist governments and communities in their transformation.

Amidst this disruption, we believe we are well-positioned to serve a large array of governments and companies. Across a diverse set of industries, we provide smart and agile solutions that address our customers’ concerns as they adapt to the rapid changes of a more interconnected and technology-driven world.

Our Competitive Strengths

Proven Track Record

Our 75 year proven track record is a result of our strong performance, the dedication of our employees and our longstanding customer relationships. We focus on being a company that delivers on its promises, holds integrity at the highest level and successfully assists our clients as they execute their most complex missions. Driven by our integrated people, process and technology approach, we have a reputation for innovation and are trusted with our customers’ most important endeavors.

Our differentiated business model has driven high win rates and strong financial performance, characterized by solid top and bottom line growth, high and growing backlog levels and low capital

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requirements. In fiscal 2018, we won    % of our re-competed assignments, achieved an average of    % of award fees and achieved a win rate of    % on assignments that we pursued. In fiscal 2018, our Federal Solutions revenues grew    % and our Critical Infrastructure revenues grew    % year-over-year. As of December 31, 2018, our backlog was $            , up    % from year end fiscal 2017.

Long-Term Customer Relationships

We maintain long-term relationships with key government and commercial customers, many of which span over 40 years. For example, in the Federal Solutions segment, we have been providing support to the MDA for over 30 years. In the Critical Infrastructure segment, we have supported the WMATA for over 50 years. These longstanding relationships give us the insight and customer intimacy to align our research and development investments based on customer needs and enable high win rates for prime contract positions on the most technically demanding assignments.

Technology Innovation

We are on the forefront of developing sophisticated engineering and technical services products for our customers, such as our iNET and Domain6 technology offerings. Our technical and management teams have a deep understanding of the products, their ecosystems and deployments, the customer and the processes necessary to create tailored solutions.

Our competencies include delivering advanced technologies in cybersecurity, data and video analytics, cloud applications and migration and artificial intelligence. Our approach of agile development, rapid prototyping, quick reaction capability and low rate initial production delivers customers solutions from concept to full life cycle support. By leveraging people, processes and technologies, we focus on continually delivering innovative solutions to address our customers’ immediate and long-term challenges.

Scalable and Agile Business Offerings

Our scalable and agile offerings enable us to satisfy robust and evolving customer needs. The demanding environments where we operate are characterized by a need for high-confidence solutions, widespread application needs and mission critical outcomes. We pride ourselves on providing agile technologies through inventive and refined processes that provide quality outcomes to our customers.

Our technologies and platforms are designed to be applicable across end user markets and sub markets. This approach allows for scalable solutions that can be quickly and seamlessly integrated into multiple customer applications, regardless of geography or industry, allowing us to deploy a given service or platform across multiple markets.

World Class Talent

Our most important asset is our team of talented employees, 15,633 as of January 31, 2019, whose technical expertise is sought by our clients for their most sophisticated applications and challenges. Engineers, scientists, programmers and other employees choose us and stay with us for the opportunity to collaborate with our customers, deploy our expansive technical resources, rapidly bring bold ideas to market and work on leading solutions that enable a better world.

Our professionals are highly educated, with a wide range of technical acumen and in-depth domain knowledge and expertise. We have more than 10,300 degreed employees and over 3,100

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highly credentialed employees as of January 31, 2019. Our management team has significant experience executing strategies for delivering profitable growth and is recognized for operational excellence and leadership integrity. Our executive management team has an average tenure of 17 years with the company and averages over 32 years of industry or functional experience.

Demonstrated Ability to Identify and Execute Acquisitions to Transform our Business

Strategic acquisitions that augment our technology offerings and capabilities are a key tenet of our growth strategy. We have completed five strategic acquisitions (four in Federal Solutions and one in Critical Infrastructure) since 2011, which collectively provided us with a wide variety of complementary technology capabilities, with an aggregate purchase price of $1.4 billion. This highlights our ability to successfully identify and execute on attractive opportunities to augment our leading technical offerings. These acquisitions include:

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OGSystems:     Acquired in 2019, OGSystems, LLC, or OGSystems, is a disruptive geo-intelligence solutions and immersive engineering provider that creates technology solutions for the United States intelligence community and the Department of Defense.

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Polaris Alpha:     Acquired in 2018, Polaris Alpha Holdings, LLC, or Polaris Alpha, is an advanced, technology-focused provider of innovative mission solutions for national security, intelligence, defense and other U.S. federal customers.

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Delcan Technologies:     Acquired in 2014, Delcan Technologies is a multidisciplinary provider of engineering, planning, management and technology services offering a broad range of integrated systems and infrastructure solutions focused on mobility and urban autonomy.

We maintain a robust acquisition pipeline and are continually evaluating potential opportunities for disciplined growth by acquisition to further transform our business.

Our Strategy for Growth

Our growth strategy is focused on three pillars: Enhance, Extend and Transform. These include continually enhancing and optimizing our core business processes, extending our core business into high-growth and opportunity-rich adjacent markets and acquiring and integrating companies that possess transformative and disruptive technologies.

Enhance and Optimize our Core Operations

We are committed to enhancing and optimizing our core business and improving financial performance, including revenue growth, margin expansion and positive cash flow, using the following strategies:

•	Focusing on cross-selling a wide range of applicable services and solutions to our customers, including those added to our portfolio through acquisition.

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Continuing research and development investments in cybersecurity software, iNET, our intelligent transportation system connected city platform, modeling and simulation, data analytics and our software and security-as-a-service platforms.

•	Continuously evaluating and shaping our portfolio to divest, exit and de-emphasize lower-performing businesses and markets.

•	Rigorously managing our working capital to maximize cash flow.

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Extend into Opportunity-Rich Adjacent Markets

We are extending our core markets through organically penetrating and expanding in market adjacencies requiring our core services and solutions, with key market focuses that include:

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Space—Extend our space situational awareness, small satellite integration, command and control and critical infrastructure solutions to our current and new space customers in the government and commercial space markets.

•	Energy—Extend our cyber-physical security, energy efficiency, owner’s engineer, and critical infrastructure solutions to regulated utilities, oil and gas energy companies and federal energy customers.

•	Health—Extend our data analytics, artificial intelligence and cloud computing solutions to the federal disease research and greater federal healthcare ecosystem.

•	Smart Cities—Extend our iNET platform to include enhanced cybersecurity, data analytics, machine learning and cloud computing to expand coverage to additional global cities and regions.

•	Critical Infrastructure Protection—Leverage our installed customer base and pursue market segments that are driven by high threat levels and regulatory concerns.

Continued Acquisition and Integration of Transformative, Disruptive Technologies

We are transforming our business capabilities and business models through the acquisition of companies with additional software and hardware intellectual property in:

•	Cybersecurity software leveraging artificial intelligence algorithms across large data sets to further expand our coverage with large infrastructure and mobility systems.

•	Intelligence software focused on data capture, processing and configuration to produce actionable intelligence from large data sets.

•	Internet of Things, or IoT, sensor systems integration, data capture and processing focused on mobility solutions for connected and smart cities.

•	Space and geospatial software to expand our small satellite command and control coverage, large data capture and analysis with embedded artificial intelligence to improve space operations.

Our objective is to continue to transform our business into a highly-scalable defense and infrastructure platform and increase revenue growth rates, margins and cash flows. We seek to expand opportunities for long-term revenue growth, both by developing and acquiring capabilities that will allow us to reach new customers and by expanding our offerings for existing customers. We build on the foundation of our Enhance and Extend strategies and reinforce these strategies with acquisitions of companies with software, hardware and expertise in our target markets, services and solutions.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:

•	Government spending and priorities could change in a manner that adversely affects our future revenue and limits our growth prospects.

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•	The U.S. federal government and its agencies collectively are our largest single customer.

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Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts and suspension or debarment from government contracting.

•	Government entities may adopt new contract rules and regulations or revise their procurement practices in a manner adverse to us at any time.

•

A substantial portion of our business is subject to reviews, audits and cost adjustments by government agencies, which, if resolved unfavorably to us, could adversely affect our profitability, cash flows or growth prospects.

•	Our government contracts may be terminated by the government counterparty at any time and may contain other provisions permitting the government to discontinue contract performance.

•	We face aggressive industry competition that can impact our ability to obtain contracts and may affect our future revenues, profitability and growth prospects.

•	Our ability to attract, train, retain and utilize skilled employees and senior management.

•	Changes in the mix of our contracts and in our estimates and management of costs, time and resources for our contracts.

•	Required compliance with numerous legal and regulatory requirements.

•	Our operations through joint venture entities, some of which we do not have management control over, and with which we typically have joint and several liability with our joint venture partners.

Recent Developments

On January 7, 2019, we acquired OGSystems for $304.8 million. OGSystems provides geospatial intelligence, big data analytics and threat mitigation for defense and intelligence customers. The acquisition was funded by $44.8 million of cash on hand, $150.0 million of borrowings under our $150.0 million unsecured term facility, or Term Loan, pursuant to a term loan agreement between us and certain lenders dated January 4, 2019, as amended, or Term Loan Agreement, and $110.0 million of borrowings under our $550.0 million unsecured credit facility, or Revolving Credit Facility, pursuant to a credit agreement between us and certain lenders dated November 15, 2017, as amended, or Credit Agreement. In 2018, OGSystems had revenues of $                 million and net income of $                 million. The financial results of OGSystems are not included in our consolidated results of operations for the periods presented in this prospectus.

Corporate Information

We are a Delaware corporation and commenced our principal operations in 1944. Our principal executive offices are located at 5875 Trinity Parkway #300, Centreville, Virginia 20120, and our telephone number is (703) 988-8500. Our website address is www.parsons.com. The information on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or in deciding whether to purchase our common stock.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Parsons Employee Stock Ownership Plan

In 1984, we became 100% owned by the Parsons Employee Stock Ownership Plan, which we refer to as the ESOP. The ESOP is Parsons’ sole shareholder prior to the consummation of this offering. The ESOP is a tax qualified retirement plan and trust subject to the requirements of the Internal Revenue Code, as amended, or the Code, and the Employee Retirement Income Security Act of 1974, as amended, or ERISA. The trustee of the ESOP is Newport Trust Company, which we refer to as the ESOP Trustee. Following consummation of this offering, each ESOP participant (or his or her beneficiaries) will have the right to direct the ESOP Trustee on how to vote the shares of common stock allocated to his or her account under the ESOP. The ESOP Trustee will vote any shares of common stock held in the ESOP, but not allocated to any ESOP participant’s account and any allocated shares for which no voting directions are timely received by the ESOP Trustee, in its independent fiduciary discretion.

S Corporation Status

Since 1999, we have elected to be taxed for U.S. federal income tax purposes as an “S” Corporation under the provisions of Sections 1361 through 1379 of the Code. As a result, our earnings have not been subject to, and we have not paid, U.S. federal income tax, and no provision or liability for U.S. federal income tax has been included in our consolidated financial statements. Instead, for U.S. federal income tax purposes our taxable income is “passed through” to our sole shareholder, the ESOP. As the ESOP is a tax qualified plan exempt from federal income taxes, we have not previously had to make any distributions to the ESOP for taxes. Unless specifically noted otherwise, no amount of our consolidated net income or our earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in this prospectus, reflects any provision for or accrual of any expense for U.S. federal income tax liability for any period presented. In connection with this offering, our status as an “S” Corporation will terminate. Thereafter, our taxable earnings will be subject to U.S. federal income tax and we will bear the liability for those taxes.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Common stock offered by Parsons	shares

Common stock outstanding after this offering	shares

Underwriters’ option to purchase additional shares of common stock from Parsons	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to repay the outstanding principal balance of approximately $150.0 million under our Term Loan (plus any accrued interest), the outstanding principal balance of approximately $ million under our Revolving Credit Facility (plus any accrued interest), to fund future acquisitions and for working capital and other general corporate purposes. See the section captioned “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend Policy	We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, restrictions under our senior notes issued in a private placement in 2014, or the Senior Notes, Credit Agreement and Term Loan Agreement, and other factors that our board of directors considers relevant. See “Dividend Policy” for further information.

Voting Rights	Shares of common stock are entitled to one vote per share. See the section captioned “Description of Capital Stock”. Assuming no exercise of the underwriters’ option to purchase additional shares, following this offering, outstanding shares of common stock beneficially held by our executive officers and the ESOP, the

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

only holder of more than 5% of our capital stock, will represent approximately % of the voting power of our outstanding capital stock. The ESOP participants (or their beneficiaries) have the right to direct the ESOP Trustee on how to vote the shares of common stock allocated to his or her account under the ESOP. The ESOP Trustee will vote in its independent fiduciary discretion any shares of common stock held in the ESOP, but not allocated to any ESOP participant’s account, and any allocated shares for which no voting directions are timely received from participants.

Risk Factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 18, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Conflicts of Interest	An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under the Term Loan and Revolving Credit Facility. As described in the section entitled “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay borrowings under the Term Loan and Revolving Credit Facility. Because we expect that more than 5% of the proceeds of this offering will be received by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a lender under the Term Loan and Revolving Credit Facility, this offering is being conducted in compliance with Rule 5121, as administered by the Financial Industry Regulatory Authority, or FINRA. has agreed to act as the qualified independent underwriter with respect to this offering and has performed due diligence investigations and participated in the preparation of this registration statement. See the section entitled “Underwriting—Conflicts of Interest.”

Proposed trading symbol	“PRSN”.

The total number of shares of our common stock that will be outstanding after this offering will be                 shares, and excludes, as of December 31, 2018:

•	shares of common stock reserved for future grant or issuance under our 2019 Incentive Award Plan, or the 2019 Plan, which will become effective upon the completion of this offering; and

•	shares of our common stock that may be issued upon settlement of awards granted in 2019 under our Long Term Growth Plan, Shareholder Value Plan or Restricted Award Plan.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Except as otherwise indicated, all information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional shares of common stock from us to cover overallotments, if any.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial and other data and pro forma information to reflect our conversion from an “S” Corporation to a “C” Corporation for income tax purposes. The consolidated statements of operations data for the fiscal years ended December 30, 2016, December 29, 2017 and December 31, 2018 and the consolidated balance sheet data as of December 29, 2017 and December 31, 2018 are derived from our consolidated financial statements included elsewhere in this prospectus.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Fiscal Year Ended
(U.S. dollars in thousands, except per share data)	December 30, 2016	December 29, 2017	December 31, 2018
Consolidated Statements of Operations Data:
Revenue	$3,039,191	$3,017,011	$
Direct costs of contracts	2,431,193	2,400,140
Equity in earnings of unconsolidated joint ventures	35,462	40,086
Indirect, general and administrative expenses	522,920	506,255
Impairment of goodwill, intangible and other assets	85,133	—

Operating income	35,407	150,702

Interest income	1,190	2,465
Interest expense	(16,509)	(15,798)
Other income, net	1,340	5,658
Interest and other expense associated with claim on long-term contract	(9,422)	(10,026)

Total other expense	(23,401)	(17,701)

Income before tax expense	12,006	133,001
Income tax expense	(13,992)	(21,464)

Net (loss) income including noncontrolling interests	(1,986)	111,537
Net income attributable to noncontrolling interests	(11,161)	(14,211)

Net (loss) income attributable to Parsons Corporation	$(13,147)	$97,326	$

Net (loss) income attributable to Parsons Corporation per share(1):
Basic and diluted	$(0.45)	$3.49	$
Weighted-average number of shares:
Basic and diluted	29,499	27,858

Pro Forma Income (Loss) Information (unaudited)(2):
Historical income (loss) before provision for income taxes			$
Pro forma provision for income taxes
Pro forma net income (loss)			$
Pro forma net income (loss) attributable to Parsons Corporation
Pro forma basic and diluted net income (loss) attributable to Parsons Corporation per common share			$
Weighted-average number of shares used in computing pro forma net income (loss) attributable to Parsons Corporation per share
Basic and diluted

(1)	See “Note 18—Earnings Per Share” to our audited consolidated financial statements in this prospectus for more information regarding net income (loss) per share, basic and diluted.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(2)

The unaudited pro forma income (loss) information for 2018 gives effect to an adjusted income tax expense as if we had been a “C” Corporation at an assumed combined federal, state and local statutory income tax rate of     % for the fiscal year ended December 31, 2018.

	As of December 29, 2017	As of December 31, 2018
(U.S. dollars in thousands)	Actual	Actual	Pro Forma(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents(2)	$376,368	$	$
Total assets	2,272,718
Total debt	249,407
Noncontrolling interests	27,494
Redeemable common stock held by the ESOP	1,855,305
Total shareholders’ deficit	(1,049,916)

(1)

This column gives effect to (i) the elimination of our obligation to redeem eligible ESOP shares for cash and the related reclassification of redeemable common stock held by the ESOP to common stock and additional paid-in capital, as well as (ii) the termination of our “S” Corporation status in connection with our initial public offering and our election to be treated as a “C” Corporation under the Code, including an                in net deferred tax assets of $            million and the reclassification of undistributed accumulated deficit to additional paid-in capital, assuming our “S” Corporation status terminated on December 31, 2018. This column does not give effect to the payment of $44.8 million of cash on hand and $260.0 million of aggregate borrowings under our Term Loan and Revolving Credit Facility in connection with consummation of our acquisition of OGSystems in January 2019.

(2)	Does not include $68.8 million of consolidated joint ventures and $1.0 million of restricted cash and investments as of December 29, 2017.

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Other Information:
Revenue attributable to Parsons Corporation(1)	$2,835,529	$2,760,819	$
Adjusted EBITDA attributable to Parsons Corporation(2)	$160,582	$175,740	$
Adjusted EBITDA Margin(3)	5.7%	6.4%		%

(1)	A reconciliation of revenue to Revenue attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Revenue	$3,039,191	$3,017,011	$
Revenue attributable to noncontrolling interests	(203,662)	(256,192)

Revenue attributable to Parsons Corporation	$2,835,529	$2,760,819	$

Revenue attributable to Parsons Corporation is a supplemental measure of our operating performance that is not recognized under generally accepted accounting principles in the United States, or GAAP. Revenue attributable to Parsons Corporation is included in this prospectus because it is used by management and our board of directors to assess the operating performance of our business both on a segment and on a consolidated basis. We view Revenue attributable to Parsons Corporation as a useful measure of our operating business because it excludes the impact of revenue that is not attributable to Parsons Corporation. Revenue attributable to Parsons Corporation is calculated by excluding revenue attributable to noncontrolling interests from revenue. Revenue

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

attributable to noncontrolling interests is the portion of revenue from joint ventures that is consolidated into our financial statements and is not attributable to Parsons Corporation. Revenue attributable to Parsons Corporation is not required by, or presented in accordance with, GAAP. Our calculations of Revenue attributable to Parsons Corporation may not be comparable to similarly titled captions reported by other companies. Revenue attributable to Parsons Corporation should not be considered as a substitute for analysis of our revenue as reported under GAAP.

(2)	A reconciliation of net income (loss) attributable to Parsons Corporation to Adjusted EBITDA attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Net (loss) income attributable to Parsons Corporation	$(13,147)	$97,326	$
Net income attributable to noncontrolling interests	11,161	14,211

Net (loss) income including noncontrolling interests	(1,986)	111,537
Interest expense, net	15,319	13,333
Income tax expense	13,992	21,464
Depreciation and amortization	42,262	35,303
Impairment of goodwill, intangible and other assets	85,133	—
Litigation related expenses (income)(a)	9,422	10,026
Amortization of deferred gain resulting from sale-leaseback transactions(b)	(7,283)	(7,283)
Acquisition related costs(c)	2,552	1,190
Restructuring(d)	12,407	—
Other(e)	1,334	5,061

Adjusted EBITDA	173,152	190,631
Adjusted EBITDA attributable to noncontrolling interests	(12,570)	(14,891)

Adjusted EBITDA attributable to Parsons Corporation	$160,582	$175,740	$

(a)

Fiscal 2016 and fiscal 2017 reflect the post-judgment interest expense recorded in “Interest and other expenses associated with claim on long-term contract” in our results of operations related to the judgment entered against us in 2014 in connection with a lawsuit by the Los Angeles Metropolitan Transportation Authority. For fiscal 2018, due to the judgment being vacated, the Company reversed the accrued liability with an offset to             , in the amount of $             million.

(b)

Reflects amortization of the deferred gain on prior sale-leaseback transactions in fiscal 2011. See “Note 8—Sale-Leasebacks” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(c)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(d)

Reflects costs associated with and related to our corporate restructuring initiatives, including expenses incurred in connection with a restructuring program we began implementing in 2015. See “Note 2—Summary of Significant Accounting Policies—Restructuring” in the notes to our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(e)

Fiscal 2016 includes a $3.5 million loss from the sale of a subsidiary, a $0.9 million gain on the sale of fixed assets, a $0.8 million gain related to disposed businesses and a $0.5 million gain related to settlement proceeds received for an already completed contract. Fiscal 2017 includes non-operating lease termination costs of $1.8 million, a $1.8 million loss related to disposed businesses, a $1.0 million loss from the sale of fixed assets and a $0.5 million loss related to several individually insignificant items that are non-recurring, infrequent or unusual in nature.

Adjusted EBITDA attributable to Parsons Corporation is a supplemental measure of our operating performance included in this prospectus because it is used by management and our board of directors to assess our financial performance both on a segment and on a consolidated basis. We discuss Adjusted EBITDA attributable to Parsons Corporation because our management uses this measure for business planning purposes, including to manage the business against internal projected results of operations and measure the performance of the business generally. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

Adjusted EBITDA attributable to Parsons Corporation is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. We define Adjusted EBITDA attributable to Parsons Corporation as net income (loss) attributable to Parsons Corporation, adjusted to exclude interest expense (net of interest income), provision for income taxes, depreciation and amortization and certain other items that we do not consider in our evaluation of ongoing operating performance. These other items include, among other things, impairment of goodwill, intangible and other assets, interest and other expenses recognized on litigation matters, amortization of deferred gain resulting from sale-leaseback transactions, expenses incurred in connection with acquisitions and expenses related to our corporate restructuring initiatives. Adjusted EBITDA attributable to Parsons Corporation should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA attributable to Parsons Corporation is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA attributable to Parsons Corporation supplementally. Our measure of Adjusted EBITDA attributable to Parsons Corporation is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table shows the composition of consolidated Adjusted EBITDA attributable to Parsons Corporation by the Adjusted EBITDA attributable to Parsons Corporation of each of our reportable segments:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Federal Solutions Adjusted EBITDA attributable to Parsons Corporation	$79,376	$89,269	$
Critical Infrastructure Adjusted EBITDA attributable to Parsons Corporation	81,206	86,471

Consolidated Adjusted EBITDA attributable to Parsons Corporation	$160,582	$175,740	$

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results," and "Note 19—Segments Information” in the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our segment Adjusted EBITDA attributable to Parsons Corporation.

(3)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA attributable to Parsons Corporation divided by Revenue attributable to Parsons Corporation in the applicable period.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Government spending and priorities could change in a manner that adversely affects our future revenue and limits our growth prospects.

We derive, and expect to continue to derive, a significant portion of our revenue from contracts with government entities. As a result, our business depends upon continued government expenditures on defense, intelligence, civil and engineering programs for which we provide support, both among foreign governments and at federal, state and local levels domestically. These expenditures have not remained constant over time and have been reduced in some periods. In particular, these expenditures have recently been affected by efforts to improve efficiency and reduce costs affecting government programs generally. Our business, prospects, financial condition or operating results could be materially harmed, among other causes, by the following:

•	budgetary constraints, including mandated automatic spending cuts, affecting across-the-board government spending, or specific agencies in particular, and changes in available funding;

•	a shift in expenditures away from agencies or programs that we support;

•

reduced government outsourcing of functions that we are currently contracted to provide, including as a result of increased insourcing by various U.S. government agencies due to changes in the definition of “inherently governmental” work, including proposals to limit contractor access to sensitive or classified information and work assignments;

•	further efforts to improve efficiency and reduce costs affecting government programs;

•	changes or delays in government programs that we support or the programs’ requirements;

•	a continuation of recent efforts by the U.S. government in particular to decrease spending for management support service contracts;

•

U.S. government shutdowns due to, among other reasons, a failure by elected officials to fund the government, such as the shutdowns which occurred during government fiscal years 2019 and 2014 and, to a lesser extent, government fiscal year 2018, and other potential delays in the appropriations process;

•	U.S. government agencies awarding contracts on a technically acceptable/lowest cost basis in order to reduce expenditures;

•	delays in the payment of our invoices by government payment offices;

•

an inability by the U.S. government to fund its operations as a result of a failure to increase the federal government’s debt ceiling, a credit downgrade of U.S. government obligations or for any other reason; and

•

changes in the political climate and general economic conditions, including a slowdown of the economy or unstable economic conditions and responses to conditions, such as emergency spending, that reduce funds available for other government priorities.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Any disruption in the functioning of government agencies, including as a result of government closures and shutdowns, terrorism, war, natural disasters, destruction of government facilities, and other potential calamities could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to deploy our staff to client locations or facilities as a result of such disruptions.

In particular, with regard to our largest single customer, the U.S. federal government, budget deficits, the national debt and the prevailing economic condition, and actions taken to address them, could continue to negatively affect the U.S. government expenditures on defense, intelligence and civil programs for which we provide support. The Department of Defense is one of our significant clients and cost cutting, including through consolidation and elimination of duplicative organizations and insourcing, has become a major initiative for the Department of Defense. In particular, the Budget Control Act of 2011 provides for automatic spending cuts (referred to as sequestration) totaling approximately $1.2 trillion between 2013 and 2021, including an estimated $500.0 billion in federal defense spending cuts over this time period. Most recently, the Bipartisan Budget Act of 2018 amended the discretionary spending limits established by the Budget Control Act of 2011 for the government fiscal 2018 and 2019 budgets across the federal government and increased the prior discretionary spending cap in both defense and non-defense. Pursuant to the Consolidated Appropriations Act, 2018, the new Department of Defense spending limit is approximately $660.0 billion for government fiscal 2018, including an allocation of $65.0 billion in overseas contingency operations funding. While recent budget actions reflect a more measured and strategic approach to addressing the U.S. government’s fiscal challenges, there remains uncertainty as to how exactly budget cuts, including sequestration, will impact us, and we are therefore unable to predict the extent of the impact of such cuts on our business and results of operations. However, a reduction in the amount of or delays or cancellations of funding for, services that we are contracted to provide to the Department of Defense as a result of any of these initiatives, legislation or otherwise could have a material adverse effect on our business, financial condition and results of operations. In addition, in response to an Office of Management and Budget mandate, government agencies have reduced management support services spending in recent years. If federal awards for management support services continue to decline, our revenue and operating profits may materially decline and further efforts by the Office of Management and Budget to decrease federal awards for management support services could have a material and adverse effect on our business, financial condition and results of operations.

In addition, most government contracts are subject to the government’s budgetary approval process. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. In addition, public-supported financing such as state and local municipal bonds may be only partially raised to support existing infrastructure projects. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures and the timing and amount of tax receipts and the overall level of government expenditures. Similarly, the impact of an economic downturn on state and local governments may make it more difficult for them to fund infrastructure projects. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from that contract, and we may incur substantial labor costs without reimbursement.

Government funding with respect to our Critical Infrastructure services fluctuates over time and new or changing government policies may affect our Critical Infrastructure business and operations. In March 2018, for example, President Trump signed proclamations to impose tariffs on steel and aluminum imports per the U.S. Trade Expansion Act of 1962 increasing the price for steel and aluminum in the United States which could impact client spending. Government spending for our

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Critical Infrastructure services may also depend on factors related to government demand, such as the condition of the existing infrastructure and buildings and the need for new or expanded infrastructure and buildings. Our government clients may face budget cuts or deficits that prohibit them from funding proposed and existing Critical Infrastructure projects.

These or other factors could cause our defense, intelligence, infrastructure or civil clients to decrease the number of new government contracts awarded generally and fail to award us new government contracts, reduce their purchases under our existing government contracts, exercise their right to terminate our government contracts or not exercise options to renew our government contracts, any of which could materially and adversely affect our business, financial condition and results of operations.

The U.S. federal government and its agencies collectively are our largest single customer and, if our reputation or relationships with the U.S. federal government were harmed, our future revenues and cash flows would be adversely affected.

The U.S. federal government and its agencies, including the military and intelligence community, collectively are our largest customer. Our reputation and relationships with various U.S. government entities and agencies, and in particular with the U.S. Department of Defense, including the Missile Defense Agency and the United States Army, the Federal Aviation Administration, the United States intelligence community and the U.S. Department of Energy are key factors in maintaining and growing these revenues and winning new bids for new business. Negative press reports or publicity, regardless of accuracy, could harm our reputation. If our reputation or relationships with government agencies were to be negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, the amount of business with government and other customers would decrease and our financial condition and results of operations could be adversely affected.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts and suspension or debarment from government contracting.

We must comply with various laws and regulations relating to the formation, administration and performance of government contracts, which affect how we do business with our customers and may impose added costs on our business.

Many of our U.S. government contracts contain organizational conflict of interest, or OCI, clauses that may limit our ability to compete for or perform contracts or other types of services for particular customers. OCI arises when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. government, impair our objectivity in performing contract work or provide us with an unfair competitive advantage. Existing OCI, and any OCI that may develop, could preclude our competition for or performance on a significant project or contract, which could limit our opportunities.

Some U.S. federal and state statutes and regulations provide for automatic debarment based on our actions, such as violations of the U.S. False Claims Act or the U.S. Foreign Corrupt Practices Act, or FCPA. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to our entire enterprise in severe circumstances. Even a narrow scope suspension or debarment could result in negative publicity that could adversely affect our ability to renew contracts and to secure new contracts, both with governments and private customers, which could materially and adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Governments may adopt new contract rules and regulations or revise their procurement practices in a manner adverse to us at any time.

The government-related industries within which we do business continue to experience significant changes to business practices as a result of an increased focus on affordability, efficiencies and recovery of costs, among other items. Our existing and potential clients are similarly focused on increasing the productivity of their contractual arrangements. Moreover, government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential OCIs, deterrence of fraud, and environmental responsibility or sustainability could have an adverse effect on us. Moreover, shifts in the buying practices of government agencies, such as increased usage of fixed price contracts, multiple award contracts and small business set-aside contracts, could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or contract renewals. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our business, financial condition and results of operations.

A substantial portion of our business is subject to reviews, audits and cost adjustments by government agencies, which, if resolved unfavorably to us, could adversely affect our profitability, cash flows or growth prospects.

Government agencies routinely audit and review a contractor’s performance on government contracts, indirect cost rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, which are defined as the contractor’s accounting, earned value management, estimating, materials management, property management and purchasing systems. A finding of significant control deficiencies in a contractor’s business systems or a finding of noncompliance with U.S. government Cost Accounting Standards, or CAS, can result in decremented billing rates to U.S. government customers until the control deficiencies are corrected and their remediation is accepted by the Defense Contract Management Agency. The agencies conducting these audits and reviews have come under increased scrutiny. As a result, audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted which has increased the likelihood of an audit or review resulting in an adverse outcome.

If a review or investigation by a government agency identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions which could include the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines, and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Penalties and sanctions are not uncommon in our industries. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.

Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds, and those refunds would negatively impact our revenue. Receipt of adverse audit findings or the failure to obtain an “approved” determination on our various business systems could significantly and adversely affect our business by, among other things, restricting our ability to bid on new contracts and, for those proposals under evaluation, diminishing our competitive position. A determination of noncompliance could also result in penalties and sanctions against us, including withholding of

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

payments, suspension of payments and increased government scrutiny. Increased scrutiny could adversely impact our ability to perform on contracts, affect our ability to invoice for work performed, delay the receipt of timely payment on contracts, and weaken our ability to compete for new contracts with the government.

Our government contracts may be terminated by the government counterparty at any time and may contain other provisions permitting the government to discontinue contract performance, and if lost contracts are not replaced, our operating results may differ materially and adversely from those anticipated.

Government contracts often contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience as well as for default;

•	reduce orders under or otherwise modify contracts;

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for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate and current;

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for some contracts, (1) demand a refund, make a forward price adjustment or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (2) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract or issue task orders in connection with indefinite delivery/indefinite quantity contracts, or IDIQ contracts;

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claim rights in solutions, systems and technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

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prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

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subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction or modification of the awarded contract;

•	suspend or debar us from doing business with the applicable government; and

•	control or prohibit the export of our services.

Recent and potential future budget cuts, the impact of sequestration and recent efforts by the Office of Management and Budget to decrease federal awards for management support services, may cause agencies with which we currently have contracts to terminate, reduce the number of task orders

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

under or fail to renew such contracts. If a government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts, or suspend or debar us from doing business with such government, our revenue and operating results would be materially harmed.

We face aggressive competition that can impact our ability to obtain contracts and may affect our future revenues, profitability and growth prospects.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. For example, the U.S. government increasingly relies on IDIQ, GSA Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. The competitive bidding process involves substantial costs and a number of risks, including significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, or that may be awarded but for which we do not receive meaningful task orders. For contracts awarded to us, we also face the risk of inaccurately estimating the resources and costs that will be required to fulfill any contract we win. Following contract award, we may encounter significant expense, delay, contract modifications or even contract loss as a result of our competitors protesting the award of contracts to us in competitive bidding. Any resulting loss or delay of startup and funding of work under protested contract awards may adversely affect our revenues and/or profitability. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multi award contracts. Our failure to compete effectively in this procurement environment would adversely affect our business, financial condition and results of operations.

Projects may be awarded based solely upon price, but often take into account other factors, such as technical qualifications, proposed project team, schedule and past performance on similar projects. We compete with larger companies that have greater name recognition, financial resources and larger technical staffs and with smaller, more specialized companies that are able to concentrate their resources on particular areas. Additionally, we may compete with a government’s own capabilities. Technology-focused companies may also develop products and services that could disrupt our business or compete with our services. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers and there is no assurance that we will do so.

Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications we and they need to perform services for our customers.

A number of government programs require contractors to have certain kinds of government granted eligibility, such as security clearance credentials. Depending on the project, eligibility can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain the necessary eligibility, including local ownership requirements, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue or profit anticipated from such contract.

A failure to attract, train and retain skilled employees and our senior management team would adversely affect our ability to execute our strategy and may disrupt our operations.

Our business relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain highly trained and skilled engineering, technical and professional personnel. Competition for skilled personnel is intense and competitors aggressively

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

recruit key employees. In addition, many U.S. government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain and personnel with security clearances are in great demand. Particularly in highly specialized areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which may affect our growth in the current and future fiscal years. Although we intend to continue to devote significant resources to recruiting, training and retaining qualified employees, we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to efficiently perform our contractual obligations, timely meet our customers’ needs and ultimately win new business, all of which could adversely affect our business, financial condition and results of operations.

We believe that our success also depends on the continued employment of a highly qualified and experienced senior management team and that team’s ability to retain existing business and generate new business. The loss of key personnel in critical functions could lead to lack of business continuity or disruptions in our business until we are able to hire and train replacement personnel.

Our profitability could suffer if we are not able to timely and effectively utilize our employees or manage our cost structure.

The cost of providing our services, including the degree to which our employees are utilized, affects our profitability. The degree to which we are able to utilize our employees in a timely manner or at all is affected by a number of factors, including:

•	our ability to transition employees from completed projects to new assignments and to hire, assimilate and deploy new employees;

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our ability to forecast demand for our services and to maintain and deploy headcount that is aligned with demand, including employees with the right mix of skills and experience to support our projects;

•	our employees’ inability to obtain or retain necessary security clearances or required certifications;

•	changes to or delays or cancellations of projects, as a result of governmental budgetary processes or otherwise;

•	our ability to manage attrition; and

•	our need to devote time and resources to training, business development, and other non-chargeable activities.

If our employees are under-utilized, our profit margin and profitability could suffer. Additionally, if our employees are over-utilized, it could have a material adverse effect on employee morale and attrition, which would in turn have a material adverse impact on our business, financial condition or results of operations.

Our profitability is also affected by the extent to which we are able to effectively manage our overall cost structure for operating expenses, such as wages and benefits, real estate expenses, overhead and capital and other investment-related expenditures. If we are unable to effectively manage our costs and expenses and achieve efficiencies, our competitiveness and profitability may be adversely affected.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Our focus on new growth areas for our business entails risks, including those associated with new relationships, clients, talent needs, capabilities, service offerings and maintaining our collaborative culture and core values.

We are focused on growing our presence in our addressable markets by enhancing and optimizing our core operations, extending into opportunity-rich adjacent markets and acquiring and integrating transformative, disruptive technologies. These efforts entail inherent risks associated with innovation and competition from other participants in those areas, potential failure to help our clients respond to the challenges they face, our ability to comply with uncertain evolving legal standards applicable to some of our service offerings, including those in the cybersecurity area, and, with respect to potential international growth, risks associated with operating in foreign jurisdictions, such as compliance with applicable foreign and U.S. laws and regulations that may impose different and, occasionally, conflicting or contradictory requirements, and the economic, legal, and political conditions in the foreign jurisdictions in which we operate, as described in additional detail below. As we attempt to develop new relationships, clients, capabilities, and service offerings, these efforts could harm our results of operations due to, among other things, a diversion of our focus and resources and actual costs, opportunity costs of pursuing these opportunities in lieu of others and a failure to reach a profitable return on our investments in new technologies, capabilities, and businesses, including expenses on research and development investments, and these efforts could ultimately be unsuccessful. Additionally, the possibility exists that our competitors might develop new capabilities or service offerings that might cause our existing capabilities and service offerings to become obsolete. If we fail in our new capabilities development efforts or our capabilities or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and our financial condition.

In addition, our ability to grow our business by leveraging our operating model to efficiently and effectively deploy our people across our client base is largely dependent on our ability to maintain our collaborative culture. To the extent that we are unable to maintain our culture for any reason, including our effort to focus on new growth areas or acquire new businesses with different corporate cultures, we may be unable to grow our business. Any such failure could have a material adverse effect on our business, financial condition and results of operations.

With the growth of our U.S. and international operations, we are now providing client services and undertaking business development efforts in numerous and disparate geographic locations both domestically and internationally. Our ability to effectively serve our clients is dependent upon our ability to successfully leverage our operating model across all of these and any future locations, maintain effective management controls over all of our locations to ensure, among other things, compliance with applicable laws, rules and regulations, and instill our core values in all of our personnel at each of these and any future locations. Any inability to ensure any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

We may make acquisitions, investments, joint ventures and divestitures in the future that involve numerous risks, which if realized, may adversely affect our business and our future results.

We may make strategic acquisitions, engage in joint ventures or divest existing businesses, which could cause us to incur unforeseen expenses and have disruptive effects on our business and may not yield the benefits we expect. Our Credit Agreement imposes limitations on our ability to make other acquisitions. Subject to those limitations, we may selectively pursue additional strategic acquisitions, investments and joint ventures in the future. Any future acquisitions, investments and joint ventures may pose many risks that could adversely affect our reputation, operations or financial results, including:

•	we may not retain key employees (including those with needed security clearances), customers and business partners of an acquired business in the future;

•

we may fail to successfully integrate acquired businesses, such as failing to successfully integrate information technology and other control systems relating to the operations of any acquired business;

•	acquisitions normally require a significant investment of time and resources, which may disrupt our business and distract our management from other important responsibilities;

•

we may not be able to accurately estimate the financial effect of any acquisitions and investments on our business and we may not realize anticipated revenue opportunities, cost savings, or other synergies or benefits, or acquisitions may not result in improved operating performance; and

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we may assume known as well as unknown material liabilities, legal or regulatory risks that were not identified as part of our due diligence or for which we are unable to receive a purchase price adjustment or reimbursement through indemnification.

If any acquisitions, investments or joint ventures fail, perform poorly or their value is otherwise impaired for any reason, including contractions in credit markets and global economic conditions, our business, financial condition and results of operations could be adversely affected.

In addition, we may periodically divest or plan to divest businesses, including businesses that are no longer a part of our ongoing strategic plan. These divestitures similarly require significant investment of time and resources and may disrupt our business, distract management from other responsibilities and may result in losses on disposal or continued financial involvement in the divested business, including through indemnification, guarantee or other financial arrangements, for a period of time following the transaction, which could adversely affect our business, financial condition or results of operations. When we determine that we would like to divest a business, we may not be able to divest that business on attractive terms or at all.

We conduct a portion of our work through joint venture entities, some of which we do not have management control over, and with which we typically have joint and several liability with our joint venture partners.

12.6% of our revenue during fiscal 2016, 15.1% of our revenue during fiscal 2017 and     % of our revenue during fiscal 2018 was derived from our operations through consolidated joint ventures. In addition, 4.2% of our revenues in fiscal 2016, 3.7% of our revenues in fiscal 2017 and     % of our revenues in fiscal 2018 related to services we provided to our unconsolidated joint ventures, where control resides with unaffiliated third parties, and 100.2% of our operating income during fiscal 2016, 26.6% of our operating income during fiscal 2017 and     % of our operating income during fiscal 2018 was derived from equity in our unconsolidated joint ventures. As with most joint venture arrangements,

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

differences in views among the joint venture participants may result in delayed decisions or disputes. We also cannot control the actions of our joint venture partners and we typically have joint and several liability with our joint venture partners under the applicable contracts for joint venture projects. These factors could potentially adversely impact the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are a minority holder results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. We generally do not have control of these unconsolidated joint ventures. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to these joint ventures, which could have a material adverse effect on our business, financial condition and results of operations and could also affect our reputation in the industries we serve.

We participate in joint ventures where we provide guarantees and may be adversely impacted by the failure of such joint venture or its participants to fulfill their obligations.

We have investments in and commitments to joint ventures with unrelated parties. These joint ventures from time to time may borrow money to help finance their activities and in some circumstances, we may be required to provide guarantees of the obligations of our affiliated entities. At December 31, 2018, we had $                million of letters of credit and guarantees that relate to joint ventures. If these entities are not able to honor their obligations under the guarantees, we may be required to expend additional resources or suffer losses, which could be significant.

The Polaris Acquisition and OGSystems Acquisition may not achieve their full intended benefits or may disrupt our plans and operations.

We cannot assure you that we will be able to successfully integrate Polaris Alpha and OGSystems with our business or otherwise realize the expected benefits of our acquisition of Polaris Alpha on May 31, 2018, which we refer to as the Polaris Acquisition, and our acquisition of OGSystems, on January 7, 2019, which we refer to as the OGSystems Acquisition. Our ability to realize the anticipated benefits of the Polaris Acquisition and OGSystems Acquisition will depend, to a large extent, on our ability to integrate Polaris and OGSystems with our business. The combination of multiple independent businesses will be a complex, costly, and time-consuming process. Our business may be negatively impacted following the Polaris Acquisition and OGSystems Acquisition if we are unable to effectively manage our expanded operations. The integration process will require significant time and focus from our management team and may divert attention from the day-to-day operations of the combined business. Additionally, consummation of the Polaris Acquisition and OGSystems Acquisition could disrupt our current plans and operations, which could delay the achievement of our strategic objectives.

The expected synergies and operating efficiencies of each of the Polaris Acquisition and OGSystems Acquisition may not be fully realized, which could result in increased costs and have a material adverse effect on our business, financial condition and results of operations. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention, among other potential adverse consequences. The risks of combining our operations of the businesses include, among others:

•	we may have underestimated the costs to integrate Polaris Alpha’s and OGSystems’ information systems with ours;

•	we may face difficulties in integrating Polaris Alpha’s and OGSystems’ employees, integrating different corporate cultures and in attracting and retaining key personnel; and

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

•	we may face challenges in keeping existing Polaris Alpha and OGSystems contracts and customers.

Many of these risks will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenue, and diversion of our management’s time and energy, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if our operations are integrated successfully with Polaris Alpha’s and OGSystems’, we may not realize the full benefits of the Polaris Acquisition and OGSystems Acquisition, including the synergies, operating efficiencies, or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenue under various types of contracts, which include time-and-materials, cost-plus and fixed-price contracts. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or solutions provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost-plus and time-and-materials contracts generally have lower profitability than fixed-price contracts. To varying degrees, each of our contract types involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. Our profitability is adversely affected when we incur costs on cost-plus and time-and-materials contracts that we cannot bill to our customers. While fixed-price contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns.

Revenue derived from fixed-price contracts represented 33% of our total revenue during fiscal 2016, 35% of our total revenue during fiscal 2017 and     % of our total revenue during fiscal 2018. When making proposals on fixed-price contracts, we rely heavily on our estimates of costs, scope and timing for completing the associated projects, as well as assumptions regarding technical issues. In particular, contracts in our Critical Infrastructure segment are often won in a hard bid process, in which clients primarily select the lowest qualified bidder with the understanding that they will not pay above the bid amount, even if we perform work beyond the initial scope of our contract. In each case, our failure to accurately estimate costs, scope or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, natural disasters or other force majeure events, could make our contracts less profitable than expected or unprofitable.

We use estimates in recognizing revenues and, if we make changes to estimates used in recognizing revenues, our profitability may be adversely affected.

A significant portion of our contract revenues are recognized using the percentage-of-completion method. This method requires estimates of total costs at completion or measurement of progress towards completion. Particularly due to the technical nature of the services being performed and the length of the contracts, this estimation process is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized immediately. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

may adversely affect our financial results of operations. For example, we recognized net operating income decreases related to changes in estimates at contract completion of $22.4 million in fiscal 2016, $23.8 million in fiscal 2017 and $             million in fiscal 2018.

We have submitted claims to clients for work we performed beyond the initial scope of some of our contracts. If these clients do not approve these claims, our results of operations could be adversely impacted.

We typically have pending claims submitted under some of our contracts for payment of work performed beyond the initial contractual requirements for which we have already recorded revenue. In general, we cannot guarantee that such claims will be approved in whole, in part, or at all. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant claims. If these claims are not approved, our revenue may be reduced in future periods. As of December 31, 2018, we had recorded $                 million of unresolved pending claims on our balance sheet.

Systems that we develop, integrate, maintain, or otherwise support could experience security breaches which may damage our reputation with our clients and hinder future contract win rates.

We develop, integrate, maintain, or otherwise support systems and provide services that include managing and protecting information involved in intelligence, national security and other sensitive or classified government functions. Our systems also store and process sensitive information for commercial clients. The cyber and security threats that our clients face have grown more frequent and sophisticated. A security breach in one of these systems could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive systems for government or commercial clients. Work for non-government and commercial clients involving the protection of information systems or that store clients’ information could also be harmed due to associated security breaches. Damage to our reputation or limitations on our eligibility for additional work or any liability resulting from a security breach in one of the systems we develop, install, maintain, or otherwise support could have a material adverse effect on our business, financial condition and results of operations.

Services we provide and technologies we develop are designed to detect and monitor threats to our clients, the failure of which may lead to reputational harm or liability against us by our clients or third parties and may subject our staff to potential threats, risk of loss or harm.

We help our clients detect, monitor and mitigate threats to their people, information and facilities. These threats may originate from nation states, terrorist or criminal actors, activist hackers or others who seek to harm our clients. There are many factors, some of which are beyond our control, which could result in the failure of our products to detect, monitor or mitigate these threats. Successful attacks on our clients may cause physical or reputational harm to us and our clients, as well as lead to liability claims against us by our clients or third parties, particularly if such attacks are a result of a failure or perceived failure of our services or technologies. In addition, as a result of our involvement with some clients or projects, our staff, information and facilities may be targeted by these or other threat actors and may be at risk for loss, or physical or reputational harm.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Internal system or service failures affecting us or our vendors, including as a result of cyber or other security threats, could disrupt our business and impair our ability to effectively provide our services to our clients, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

We create, implement, and maintain information technology and engineering systems and also use vendors to provide services that are often critical to our clients’ operations, some of which involve sensitive information and may be conducted in war zones or other hazardous environments, or include information whose confidentiality is protected by law. As a result, we may be subject to systems or service failures, not only resulting from our own failures or the failures of third-party service providers, natural disasters, power shortages, or terrorist attacks, but also from continuous exposure to cyber and other security threats, including computer viruses and malware, attacks by computer hackers or physical break-ins. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because, as a cybersecurity services contractor, we hold classified, controlled unclassified and other sensitive information. As a result, we and our vendors face a heightened risk of a security breach or disruption resulting from an attack by computer hackers, foreign governments, and cyber terrorists. While we put in place policies, controls and technologies to help detect and protect against such attacks, we cannot guarantee that future incidents will not occur, and if an incident does occur, we may not be able to successfully mitigate the impact. We have been the target of these types of attacks in the past and future attacks are likely to occur. If successful, these types of attacks on our network or other systems or service failures could have a material adverse effect on our business, financial condition and results of operations, due to, among other things, the loss of client or proprietary data, interruptions or delays in our clients’ businesses and damage to our reputation. In addition, the failure or disruption of our systems, communications, vendors, or utilities could cause us to interrupt or suspend our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if our employees inadvertently do not adhere to appropriate information security protocols, our protocols are inadequate, or our employees intentionally avoid these protocols, our or our clients’ sensitive information may be released thereby causing significant negative impacts to our reputation and exposing us or our clients to liability.

If our or our vendors’ systems, services or other applications have significant defects or errors, are successfully attacked by cyber and other security threats, suffer delivery delays or otherwise fail to meet our clients’ expectations, we may:

•	lose revenue due to adverse client reaction;

•	be required to provide additional services to a client at no charge;

•	incur additional costs related to remediation, monitoring and increasing our cybersecurity;

•	lose revenue due to the deployment of internal staff for remediation efforts instead of client assignments;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients;

•	be unable to successfully market services that are reliant on the creation and maintaining of secure information technology systems to government and commercial clients;

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suffer claims by clients or impacted third parties for substantial damages, particularly as a result of any successful network or systems breach and exfiltration of client and/or third party information; or

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

•

incur significant costs, including fines from government regulators related to complying with applicable federal or state law, including laws pertaining to the security and protection of personal information.

In addition to any costs resulting from contract performance or required corrective action, these failures may result in increased costs or loss of revenue if they result in clients postponing subsequently scheduled work or canceling or failing to renew contracts.

The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Additionally, some cyber technologies and techniques that we utilize or develop may raise potential liabilities related to legal compliance, intellectual property and civil liberties, including privacy concerns, which may not be fully insured or indemnified. We may not be able to obtain and maintain insurance coverage on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management, and may harm our client relationships. In some new business areas, we may not be able to obtain sufficient insurance and may decide not to accept or solicit business in these areas.

As a contractor supporting defense and national security clients, we are also subject to regulatory compliance requirements under the Defense Federal Acquisition Regulation Supplement and other federal regulations requiring that our networks and information technology systems comply with the security and privacy controls in National Institute of Standards and Technology Special Publications. To the extent that we do not comply with the applicable security and control requirements, whether imposed by regulation or contract, unauthorized access or disclosure of sensitive information could potentially result in a contract termination that has a material adverse effect on our business, financial condition and results of operations and reputational harm.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

Adverse judgments or settlements in legal disputes could result in materially adverse monetary damages or injunctive relief and damage our reputation.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. For example, our performance under U.S. government contracts and compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review, and investigation by the U.S. government which may include such investigative techniques as subpoenas or civil investigative demands.

The results of litigation and other legal proceedings, including the claims described under “Business—Legal Proceedings”, are inherently uncertain and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us. For example, in fiscal 2014, we recorded a loss of approximately $100.0 million when

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

a California state court entered judgment against us in connection with a claim by the Los Angeles Metropolitan Transportation Authority against a joint venture in which we were the managing partner, which we refer to as the MTA Judgment. We successfully appealed this judgment and, in 2018, the judgment was vacated. Additionally, our insurance policies may not protect us against potential liability due to various exclusions in the policies and self-insured retention amounts. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future.

Our business is subject to numerous legal and regulatory requirements and any violation of these requirements or any misconduct by our employees, subcontractors, agents or business partners could harm our business and reputation.

In addition to government contract procurement laws and regulations, we are subject to numerous other federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anti-corruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for work and allegations by our customers that we have not performed our contractual obligations.

Misconduct by our employees, subcontractors, agents or business partners could subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which could adversely affect our business, financial condition and results of operations. Such misconduct could include fraud or other improper activities such as falsifying time or other records, failure to comply with our policies and procedures or violations of applicable laws and regulations.

Goodwill and intangible assets represent a significant amount of our total assets and any impairment of these assets would negatively impact our results of operations.

As of December 31, 2018, we had goodwill and intangible assets of $             million. In fiscal 2016, we recorded an impairment charge of $84.7 million associated with goodwill and intangible assets in connection with our restructuring activities in 2015 and 2016.

Goodwill is tested for impairment annually, or more often if indicators of potential impairment exist, and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of events or changes in circumstances indicating that the carrying value of goodwill may not be recoverable could include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key contracts, customer relationships, or personnel that affect current and future operating cash flows of the reporting unit. Any future impairment of goodwill or other intangible assets would have a negative impact on our profitability and financial results.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenues, profitability and growth prospects could be adversely affected.

We rely on teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services, products and solutions provided by us and our teammates will help us to win and perform the contract. Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if our government clients terminate or reduce these other contractors’ programs, do not award them new contracts or refuse to pay under a contract. Companies that do not have access to government contracts or experience with our customers may perform services as our subcontractor that we cannot otherwise provide ourselves, and that exposure could enhance such companies’ prospect of securing a future position as a prime government contractor which could increase competition for future contracts and impair our ability to win these contracts.

Whenever our subcontractors fail to timely meet their contractual obligations, have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. Subcontractor performance deficiencies under subcontracts with us as the prime contractor could lead to significant losses in future periods and could result in our termination for default as the prime contractor even though it was the subcontractor that failed to perform and not our personnel.

Our failure to meet contractual schedule requirements, meet a required performance standard, meet our internal contractual performance projections or otherwise perform adequately on a project could adversely affect our business, financial condition or results of operations.

Under some of our contracts, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. In addition, our costs generally increase from schedule delays and/or could exceed our projections for a particular project. Project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions and other factors. Any defects or errors, or failures to meet our clients’ expectations, in our projects or services could result in claims for damages against us and could adversely affect our reputation. Material performance problems for existing and future contracts could cause actual results of operations to differ from those anticipated by us and also could cause us to suffer damage to our reputation within our industries and client base.

Many of our contracts require innovative design capabilities, are technologically complex or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our business, financial condition or results of operations.

We design and develop technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements. Our offerings cannot be tested and proven in all situations and are otherwise subject to unforeseen problems that could negatively affect revenue and profitability such as problems with governmental inaction, quality and workmanship, delivery of subcontractor components or services, unplanned degradation of product performance, unavailability of vendor materials and changes in the project

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

scope requested by our clients. Among the factors that may adversely affect our business, financial condition or results of operations could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, damage to our reputation and repayment to the customer of contract cost and fee payments we previously received.

Failure to adequately protect, maintain, or enforce our rights in our intellectual property may adversely limit our competitive position.

We rely upon a combination of nondisclosure agreements and other contractual arrangements, as well as copyright, trademark, patent and trade secret laws to protect our proprietary information. We also enter into proprietary information and intellectual property agreements with employees, which require them to disclose any inventions created during employment, to convey such rights to inventions to us, and to restrict any disclosure of proprietary information. Trade secrets are generally difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information and/or the infringement of our patents and copyrights. Further, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to adequately protect, maintain, or enforce our intellectual property rights may adversely limit our competitive position.

Assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights could result in significant costs and substantially harm our business, financial condition and operation results.

In recent years, there has been significant litigation involving intellectual property rights in technology industries. We may face from time to time, allegations that we or a supplier or customer have violated the rights of third parties, including patent, trademark, and other intellectual property rights. If, with respect to any claim against us for violation of third-party intellectual property rights, we are unable to prevail in the litigation or retain or obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely or cost-efficient basis, our business, financial condition or results of operations may be adversely affected.

Any infringement, misappropriation or related claims, whether or not meritorious, are time consuming, divert technical and management personnel, and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease utilizing products or services, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

Our operations outside the United States expose us to legal, political and economic risks in different countries as well as currency exchange rate fluctuations that could harm our business and financial results.

Revenue attributable to our services provided outside of the United States as a percentage of our total revenue was 29.7% in fiscal 2016, 30.0% in fiscal 2017 and     % in fiscal 2018. There are risks inherent in doing business internationally, including:

•	imposition of governmental controls and changes in laws, regulations or policies;

•	political and economic instability, such as in the Middle East;

•	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

•	greater physical security risks;

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

•	changes in U.S. and other national government trade policies affecting the markets for our services;

•	changes in regulatory practices, tariffs and taxes;

•

potential non-compliance with a wide variety of laws and regulations, including anti-corruption, U.S. export controls and economic and trade sanctions, and anti-boycott laws and similar non-U.S. laws and regulations;

•	changes in labor conditions;

•	logistical and communication challenges; and

•	currency exchange rate fluctuations, devaluations and other conversion restrictions.

Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We have operations in the Middle East and neighboring regions, and these regions may experience turmoil that may impact our current projects, future business and financial stability.

We currently have operations in the Middle East, including in Oman, Qatar, Saudi Arabia and the United Arab Emirates. These countries experience frequent political turmoil such as the tensions among Qatar and several of its neighbors, including Saudi Arabia and the United Arab Emirates. This uncertainty may affect our ability to continue our projects in these regions due to lack of resources, local support, and safety for our workers. If we are unable to finish these projects, it is likely that our finances will be impacted. Furthermore, we may experience liability regarding our employees and their safety and security in these locations. We also may incur material costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of key employees, contractors or assets.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The FCPA and similar worldwide anti-corruption laws, including the U.K. Bribery Act of 2010, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions or its anti-bribery provisions. We operate in many parts of the world that have experienced governmental corruption to some degree; and, in some circumstances, strict compliance with anticorruption laws may conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. In addition, from time to time, government investigations of corruption in industries we operate in may affect us and our peers. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business, financial condition or results of operations.

We may not realize the full value of our backlog, which may result in lower than expected revenue.

As of December 31, 2018, our total backlog was $                 million, of which $                 million was funded. We historically have not realized all of the revenue included in our total backlog, and we

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

may not realize all of the revenue included in our total backlog in the future. There is a somewhat higher degree of risk in this regard with respect to unfunded backlog. In addition, there can be no assurance that our backlog will result in actual revenue in any particular period. This is because the actual receipt, timing and amount of revenue under contracts included in backlog are subject to various contingencies, including congressional appropriations, many of which are beyond our control. In particular, delays in the completion of the U.S. government’s budgeting process and the use of continuing resolutions could adversely affect our ability to timely recognize revenue under our contracts included in backlog. Furthermore, the actual receipt of revenue from contracts included in backlog may never occur or may be delayed because: a program schedule could change or the program could be canceled; a contract’s funding or scope could be reduced, modified, delayed or terminated early, including as a result of a lack of appropriated funds or as a result of cost cutting initiatives and other efforts to reduce government spending; in the case of funded backlog, the period of performance for the contract has expired; in the case of unfunded backlog, funding may not be available. In addition, headcount growth is the primary means by which we are able to achieve revenue growth. Any inability to hire additional appropriately qualified personnel or failure to timely and effectively deploy such additional personnel against funded backlog could negatively affect our ability to grow our revenue. We may also not recognize revenue on funded backlog due to, among other reasons, the tardy submissions of invoices by our subcontractors and the expiration of the relevant appropriated funding in accordance with a predetermined expiration date such as the end of the U.S. government’s fiscal year. The amount of our funded backlog is also subject to change, due to, among other factors: changes in appropriations that reflect changes in government policies or priorities resulting from various military, political, economic or international developments; changes in the use of government contracting vehicles, and the provisions therein used to procure our services; and adjustments to the scope of services under, or cancellation of contracts, by the applicable government at any time. Furthermore, even if our backlog results in revenue, the contracts may not be profitable.

If we cannot collect our receivables or if payment is delayed, our business may be adversely affected by our inability to generate cash flow, provide working capital or continue our business operations.

As of December 31, 2018, our accounts receivable, net was $                million. We depend on the timely collection of our receivables to generate cash flow, provide working capital and continue our business operations. If our customers fail to pay or delay the payment of invoices for any reason, our business and financial condition may be materially and adversely affected. Our customers have in the past and may in the future delay or fail to pay invoices for a number of reasons, including lack of appropriated funds, lack of an approved budget or as a result of audit findings by government regulatory agencies. We cannot assure you that we will collect all our accounts receivable in excess of our allowance for doubtful accounts in a timely manner.

The agreements governing our debt contain a number of restrictive covenants which may limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

As of December 31, 2018, our total indebtedness was $                million, which does not include our $150.0 million Term Loan that we entered into in January 2019 in connection with the OGSystems Acquisition. Our Credit Agreement and the agreements governing our Senior Notes contain a number of covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	create liens;

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

•	pay dividends and make other distributions in respect of our equity securities;

•	redeem our equity securities;

•	distribute excess cash flow from foreign to domestic subsidiaries;

•	make loans, advances, investments or other restricted payments;

•	sell assets or receivables;

•	engage in certain business activities;

•	amend our ESOP’s plan documents;

•	enter into transactions with affiliates; and

•	effect mergers or consolidations.

In addition, our Credit Agreement also requires us to comply with certain financial ratio covenants, including a debt leverage ratio and a fixed charge coverage ratio. Our ability to comply with these ratios may be affected by events beyond our control.

These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans, and could adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our debt instruments. If an event of default occurs, our creditors could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; or

•	prevent us from making debt service payments on some of our borrowings.

If we were unable to repay or otherwise refinance these borrowings when due, the lenders under our Credit Agreement could sell the collateral securing the borrowings under our Credit Agreement, which constitutes substantially all of our domestic and foreign, wholly owned subsidiaries’ assets.

We may lose one or more members of our senior management team or fail to develop new leaders, which could cause a disruption in the management of our business.

We believe that the future success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management and the continued development of new members of senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with our clients are important to our business and our ability to identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any members of our senior management. The loss of any member of our senior management or our failure to continue to develop new members could impair our ability to identify and secure new contracts, to maintain good client relations, and to otherwise manage our business, and could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Our services and operations sometimes involve handling or disposing of hazardous substances or dangerous materials, and we are subject to environmental requirements and risks which could result in significant costs, liabilities and obligations.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, the health and safety aspects of our operations, or otherwise relating to environmental protection. Some of our services and operations involve the handling or disposal of hazardous substances or dangerous materials, including explosive, chemical, biological, radiological or nuclear materials. These activities generally subject us to extensive foreign, federal, state and local environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for handling or disposing of hazardous substances or dangerous materials. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Furthermore, failure to comply with these environmental protection and health and safety laws and regulations could result in civil, criminal, regulatory, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. government, and could also result in investigations, the imposition of corrective action or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. We, like other businesses, can never completely eliminate the risk of contamination or injury from certain materials that we use in our business. If we have any violations of, or incur liabilities pursuant to, these laws or regulations, it may result in a material adverse effect on our business, financial condition or results of operations.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken.

We have limited, and potentially insufficient, insurance coverage for expenses and losses that may arise in connection with environmental contamination. Finally, in connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses.

Many of our field project sites and facilities are inherently dangerous workplaces. Failure to manage our field project sites and facilities safely could result in environmental disasters, employee deaths or injuries, reduced profitability, the loss of projects or clients and possible exposure to litigation.

Our field project sites and facilities, particularly in our Critical Infrastructure business, often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On some field project sites and in some of our facilities, we may be responsible for safety and, accordingly, we have an obligation to implement effective safety procedures. If these procedures are not appropriately implemented or are ineffective, our employees could be injured or killed, and we could be exposed to possible litigation. As a result,

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

our failure to maintain adequate safety standards and equipment could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our business, financial condition, and results of operations.

Prior to this offering, we were treated as an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could adversely affect us.

Upon consummation of this offering, our status as an “S” Corporation will terminate and we will be treated as a “C” Corporation under the provisions of Sections 301 through 385 of the Code, which treat the corporation as an entity that is subject to U.S. federal income tax. If the unaudited, open tax years in which we were an “S” Corporation are audited by the Internal Revenue Service, or IRS, and we are determined not to have qualified for, or to have violated any requirement for maintaining, our “S” Corporation status, we will be obligated to pay back taxes, interest and penalties. The amounts that we would be obligated to pay could include taxes on all our taxable income while we were an “S” Corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our business, financial condition or results of operations.

Prior to this offering we are 100% owned by the ESOP, which is a tax qualified retirement plan. If the ESOP failed to meet the requirements of a tax qualified retirement plan we could be subject to substantial penalties.

The ESOP is a tax-qualified defined contribution retirement plan subject to the requirements of the Internal Revenue Code and ERISA. The ESOP has received a determination letter from the Internal Revenue Service (IRS) that it meets the requirements of a tax qualified retirement plan in form and we endeavor to maintain and administer the ESOP in compliance with all requirements of the Internal Revenue Code and ERISA. However, the rules regarding tax qualified plans, and especially ESOPs, are complex and change frequently. Accordingly, it is possible that the ESOP may not have been administered in full compliance with all applicable rules under the Internal Revenue Code or ERISA at all times.

If the ESOP were audited and was determined not to be in material compliance with the Internal Revenue Code or ERISA, then the ESOP could lose its tax qualified status and we could be subject to substantial penalties under the Internal Revenue Code and ERISA which could have a material adverse effect on our business, financial condition or results of operations. Additionally, loss of the ESOP’s tax-qualified status would adversely impact our prior treatment as an S Corporation.

Negotiations with labor unions and possible work actions could divert management attention and disrupt operations. In addition, new collective bargaining agreements or amendments to existing agreements could increase our labor costs and operating expenses.

We have entered into collective bargaining agreements for approximately 330 of our more than 15,600 employees as of January 31, 2019. The outcome of any future negotiations relating to union representation or collective bargaining agreements for these or other employees in the future may not be favorable to us. We may reach agreements in collective bargaining that increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations with unions could divert management attention and disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and adversely affect our operating results.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Foreign exchange rate risks may affect our ability to realize a profit from certain projects and negatively impact our backlog and our results of operations.

Our financial condition and results of operations are exposed to foreign currency exchange rate risks resulting from our operations outside of the U.S. While we generally attempt to denominate our contracts in the currencies of our expenditures, or otherwise include contractual clauses to provide protection from currency fluctuations, we do enter into contracts that expose us to currency risk, particularly to the extent contract revenue is denominated in a currency different than the contract costs. In addition, fluctuations in currency exchange rates may impact the U.S. dollar value of our backlog. We may also be exposed to limitations on our ability to reinvest earnings from operations in one country to fund the financing requirements of our operations in other countries. We also reflect the transaction gains or losses on movements in foreign currency rates, which were a $6,000 gain in fiscal 2016, $5.1 million gain in fiscal 2017 and $         million                in fiscal 2018.

Risks Related to Our Common Stock and This Offering

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404 and provide internal audit services. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience internal control weaknesses. Any consequences resulting from inaccuracies or delays in our reported financial statements could have an adverse effect on the trading price of our common stock as well as an adverse effect on our business, operating results and financial condition.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our second annual

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by our stock exchange, the SEC or other regulatory authorities, which could require additional financial and management resources.

There is no existing market for our common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there was no public market for shares of our common stock. We have been approved to list our common stock on                 . We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including the following:

•	the opinions and estimates of any securities analysts who publish research about us after this offering;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	future sales of our common stock; and

•	investor perception of us and the industries we operate in.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past,

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	changes in our awards, backlog and book-to-bill ratios in a given period;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our acquisition targets;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	seasonality associated with U.S. federal, state, regional and local government funding and spending;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately after this offering, we will have outstanding                shares of our common stock. Of these shares, the                shares sold in this offering will be freely tradable except for any shares purchased by our “affiliates” as that term is used in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. At various times after the date of this prospectus, the remaining                shares will become available for resale in the public market, in compliance with the requirements of the federal securities laws and in accordance with lock-up agreements that the holders of these shares have with the underwriters. However, the underwriters can waive these restrictions and allow these stockholders to sell their shares at any time without prior notice.

If the                remaining shares not sold in this offering described above are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could drop significantly.

Following the consummation of this offering, ESOP participants will have the right to receive distributions of shares of our common stock from the ESOP and to sell such shares in the market.

Approximately                shares of common stock are held by the ESOP. We intend to register the shares held by the ESOP on a Form S-8 in connection with this offering. Participants are entitled to distributions from the ESOP upon retirement and in order to diversify their accounts upon attaining a specified age and completing a specified number of years of service as described in more detail under the heading “Executive Compensation—Employee Stock Ownership Plan (ESOP)”. Such distributions will be made in our common stock. Upon receiving a distribution of our common stock from the ESOP, a participant will be able to sell such shares of common stock in the market, subject to any requirements of the federal securities laws and any lock-up agreement restrictions that the participant may have with the underwriters. As of                 , there were                  shares eligible for distribution and                  shares were eligible for diversification elections. We cannot predict if participants will make diversification elections or to take distributions from the ESOP. As a result, we cannot predict the effect, if any, that these distributions and the corresponding sales of shares by the participants may have on the market price of our common stock. Distribution of substantial amounts of our common stock to participants may cause the market price of our common stock to decline.

The issuance of additional stock, not reserved for issuance under our equity incentive plans or otherwise, will dilute all other stockholdings.

After this offering, we will have an aggregate of                shares of common stock authorized but unissued and not reserved for issuance under our 2019 Plan, for awards granted in 2019 under our Long Term Growth Plan, Shareholder Value Plan or Restricted Award Plan, or otherwise. We may issue all of these shares without any action or approval by our stockholders. The issuance of additional shares could be dilutive to existing holders. We historically have made annual contributions of our

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

common stock to the ESOP. We made contributions of 656,027 shares in fiscal 2016, 596,832 shares in fiscal 2017 and                shares in fiscal 2018 of our common stock to the ESOP, and intend to continue to make annual contributions to the ESOP after we are a public company.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $                in net tangible book value per share from the price you paid.

Your ability to influence corporate matters may be limited because the ESOP beneficially owns a substantial amount of our stock and the ESOP Trustee could continue to have substantial control over us after the offering.

Our common stock, which is the stock we are selling in this offering, has one vote per share. Upon completion of this offering, the ESOP will beneficially own approximately    % of our outstanding common stock. Under the terms of the ESOP, each participant has the ability to direct the ESOP Trustee on the voting of the shares allocated to his or her account under the ESOP. However, the ESOP Trustee will vote in its sole discretion any shares that a participant does not direct the voting, or any shares that are held by the ESOP which are not allocated to participants’ accounts. As such, the ESOP Trustee may be able to exercise a greater influence than otherwise over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

The ESOP Trustee also has fiduciary duties under ERISA to the ESOP and its participants which may cause the ESOP Trustee to override participants’ voting directions. In such case the ESOP Trustee will be able to exercise voting control over the ESOP’s shares. The purpose of the ESOP is to provide retirement income to employees and their beneficiaries. Accordingly, the interests of the ESOP and the ESOP participants may be contrary to yours as an outside investor.

In addition, the concentration of ownership in our company by the ESOP could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock.

We are a “controlled company” within the meaning of the                  listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the closing of this offering, the ESOP will hold common stock representing approximately      % of the voting power of our common stock. As a result, we will be considered a “controlled company” for the purposes of                  rules and corporate governance standards. As a controlled company, we will be exempt from certain                  corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish compensation and nominating and corporate governance board committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While we intend to have a majority of independent directors, and our compensation and nominating and corporate governance committees to consist entirely of independent directors, we may decide at a later time to rely on one of the “controlled company” exemptions. Accordingly, our common stock may not have the same

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

protections afforded to stockholders of companies that are subject to all of the                  corporate governance requirements.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply our net proceeds from this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering to repay the outstanding balances under our Term Loan and Revolving Credit Facility, to fund future acquisitions, investments or capital expenditures and for working capital and other general corporate purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Our ability to raise capital in the future may be limited, which could limit our business plan or adversely affect your investment.

Our business and strategic plans may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. However, any decline in the market price of our common stock could impair our ability to raise capital. Separately, additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our operations or new investments. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.

Upon the consummation of this offering, provisions of our certificate of incorporation and bylaws that will become effective prior to the completion of this offering could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current board of directors or management.

We have a number of anti-takeover devices that will be in place prior to the completion of this offering that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that our board of directors will be classified into three classes with staggered, three year terms and that directors may only be removed for cause;

•

include blank-check preferred stock, the preference, rights and other terms of which may be set by the board of directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, or our chief executive officer;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	prohibit cumulative voting in the election of directors; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation which will become effective prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•

any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

•	any action asserting a claim governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, any contractual restrictions, our indebtedness, restrictions imposed by applicable law and

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

other factors our board of directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

•	any issue that compromises our relationships with the U.S. federal government or its agencies or other state, local or foreign governments or agencies;

•	any issues that damage our professional reputation;

•	changes in governmental priorities that shift expenditures away from agencies or programs that we support;

•	our dependence on long-term government contracts, which are subject to the government’s budgetary approval process;

•	the size of our addressable markets and the amount of government spending on private contractors;

•	failure by us or our employees to obtain and maintain necessary security clearances or certifications;

•	failure to comply with numerous laws and regulations;

•	changes in government procurement, contract or other practices or the adoption by governments of new laws, rules, regulations and programs in a manner adverse to us;

•	the termination or nonrenewal of our government contracts, particularly our contracts with the U.S. federal government;

•	our ability to compete effectively in the competitive bidding process and delays, contract terminations or cancellations caused by competitors’ protests of major contract awards received by us;

•	our ability to generate revenue under certain of our contracts;

•	any inability to attract, train or retain employees with the requisite skills, experience and security clearances;

•	the loss of members of senior management or failure to develop new leaders;

•	misconduct or other improper activities from our employees or subcontractors;

•	our ability to realize the full value of our backlog and the timing of our receipt of revenue under contracts included in backlog;

•	changes in the mix of our contracts and our ability to accurately estimate or otherwise recover expenses, time and resources for our contracts;

•	changes in estimates used in recognizing revenue;

•	internal system or service failures and security breaches;

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

•

inherent uncertainties and potential adverse developments in legal proceedings, including litigation, audits, reviews and investigations, which may result in materially adverse judgments, settlements or other unfavorable outcomes; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $                million, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us will be approximately $                million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the net proceeds that we receive from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $                 million, assuming that the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds to us from this offering to repay the outstanding principal balance of approximately $150.0 million under our Term Loan (plus any accrued interest), the outstanding principal balance of approximately $                million under our Revolving Credit Facility (plus any accrued interest), to fund future acquisitions and for working capital and other general corporate purposes.

As of December 31, 2018, the outstanding indebtedness under our Revolving Credit Facility was $                 million, which does not include $110.0 million we borrowed under our Revolving Credit Facility in January 2019 to partially finance the OGSystems Acquisition. In May 2018, we borrowed $260.0 million under our Revolving Credit Facility to partially finance the acquisition of Polaris Alpha. Under the terms of our Credit Agreement, borrowings under our Revolving Credit Facility bear interest, at our option, at either the Base Rate (as defined in the Credit Agreement), plus an applicable margin, or LIBOR plus an applicable margin. The applicable margin for Base Rate loans is a range of 0.125% to 1.00% and the applicable margin for LIBOR loans is a range of 1.125% to 2.00%, both based on our leverage ratio at the end of each fiscal quarter. The Credit Agreement has a maturity date of November 15, 2022. We intend to use $                 million of our net proceeds from this offering to repay the outstanding balance under our Revolving Credit Facility upon the consummation of this offering.

In January 2019, we borrowed $150.0 million under our Term Loan Agreement to partially finance the OGSystems Acquisition. Our Term Loan is comprised of Offshore Rate Loans and Base Rate Loans (each as defined in the Term Loan Agreement), with an initial aggregate principal amount of $150.0 million. The Offshore Rate Loans bear interest at a rate per annum of LIBOR, divided by 1.00 minus the Eurodollar Reserve Percentage, plus 1.25%. The Base Rate Loans bear interest at a rate per annum of the sum of (a) the highest of (1) the administrative agent’s reference rate; (2) the rate equal to 1.50% per annum above the Offshore Rate; and (3) the rate equal to 0.50% per annum above the latest federal funds rate, plus (b) 0.25%. The Term Loan has a maturity date of January 3, 2020. We intend to use $                 million of our net proceeds from this offering to repay the outstanding balance under our Term Loan upon the consummation of this offering.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

We will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government- and investment-grade debt securities and money market funds.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under the Term Loan and Revolving Credit Facility. A portion of the net proceeds from this offering will be used to repay borrowings under the Term Loan and Revolving Credit Facility. As a result, we expect more than 5% of the net proceeds from this offering will be paid to an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Therefore, this offering is being made in compliance with FINRA Rule 5121. As a result of this conflict of interest,             has agreed to act as the qualified independent underwriter with respect to this offering. See the section entitled “Underwriting—Conflicts of Interest.”

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, restrictions under our Senior Notes, Credit Agreement and Term Loan Agreement, general business conditions, and other factors that our board of directors considers relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Risk Factors—Risks Related to Our Common Stock and This Offering—After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.”

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the elimination of our obligation to redeem eligible ESOP shares for cash and the related reclassification of redeemable common stock held by the ESOP to common stock and additional paid-in capital, and (ii) the termination of our “S” Corporation status in connection with this offering and our election to be treated as a “C” Corporation under the Code, assuming our “S” Corporation status terminated on December 31, 2018, which includes the net effect of recording deferred tax assets and liabilities on accumulated deficit at an assumed statutory income tax rate of         %, totaling $             million, and the reclassification of undistributed accumulated deficit to additional paid-in capital; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale by us of                  shares of common stock in our initial public offering, the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of common stock of $                 per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and repayment of $                 million outstanding indebtedness under our Term Loan and $                million of outstanding indebtedness under our Revolving Credit Facility.

As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(U.S. dollars in thousands, except share and per share data)
Cash and cash equivalents(2)	$	$	$

Debt(3)	$	$	$

Redeemable common stock held by the ESOP	$	$	$
Shareholders’ equity:

Common stock: $1.00 par value, 50,000,000 shares authorized,             shares issued and             shares outstanding, actual; $1.00 par value,             shares authorized,             shares issued and             shares outstanding, pro forma; $             par value,             shares authorized,             shares issued and             shares outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive loss
Total Parsons Corporation redeemable common stock and shareholders’ (deficit) equity

Noncontrolling interests

Total capitalization	$	$	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of our common stock of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $                million, assuming that the number of shares offered by

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, common stock and additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)

Does not include $                million of cash of consolidated joint ventures and $                million of restricted cash and investments as of December 31, 2018. In January 2019, the Company used $44.8 million of cash on hand to pay for a portion of the OGSystems Acquisition.

(3)

As of December 31, 2018, we had (i) $                million of borrowings outstanding under the Senior Notes and (ii) $                million outstanding under the Revolving Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt”. In January 2019, the Company borrowed $150.0 million under our Term Loan and $110.0 million under the Revolving Credit Facility in connection with consummation of the OGSystems Acquisition.

The table above does not include:

•	shares of common stock reserved for future grant or issuance under our 2019 Plan, which will become effective upon the completion of this offering; and

•	shares of our common stock that may be issued settlement of awards granted in 2019 under our Long Term Growth Plan, Shareholder Value Plan or Restricted Award Plan.

The table above assumes no exercise by the underwriters of their option to purchase additional shares of our common stock.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common stock in this offering exceeds the pro forma net tangible book value per share of our common stock after this offering. Our net tangible book value as of December 31, 2018 was $                million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of December 31, 2018 would have been $                million, or $                per share of common stock. Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock, after giving effect to (i) the elimination of our obligation to redeem eligible ESOP shares for cash and the related reclassification of redeemable common stock held by the ESOP to common stock and additional paid-in capital and (ii) termination of our “S” Corporation status in connection with our initial public offering and our election to be treated as a “C” Corporation under the Code, including an      in net deferred tax assets of $                 million, assuming our “S” Corporation status terminated on December 31, 2018.

Our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $                million, or $                 per share of common stock, after giving effect to (i) the sale of                  shares of our common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) repayment of $                 million of outstanding indebtedness under our Term Loan and Revolving Credit Facility in connection with the consummation of this offering. This represents an immediate dilution in pro forma net tangible book value of $                 per share to investors purchasing our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of our common stock.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2018	$

Increase in net tangible book value per share of common stock attributable to the elimination of our obligation to redeem eligible ESOP shares for cash and our conversion from an “S” Corporation to a “C” Corporation

Pro forma net tangible book value per share as of December 31, 2018 before this offering	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of common stock of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus,

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

would increase (decrease), our pro forma net tangible book value per share after this offering by $                , and would increase (decrease) dilution per share to new investors in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma net tangible book value per share after this offering by $                 per share and decrease (increase) the dilution to new investors by $                 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares and all such shares are sold by the Company, pro forma net tangible book value after this offering would increase to approximately $                 per share, and there would be an immediate dilution of approximately $                 per share to investors in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions of other companies and as part of our planned growth and acquisition strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table shows, as of December 31, 2018, after giving effect to the pro forma adjustments described above, including this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $                 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except per share amounts and percentages):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors							$

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above table and discussion excludes:

•	shares of common stock reserved for future grant or issuance under our 2019 Plan, which will become effective upon the completion of this offering; and

•	shares of our common stock that may be issued upon settlement of awards granted in 2019 under our Long Term Growth Plan, Shareholder Value Plan or Restricted Award Plan.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing shareholders would own     % and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our common stock outstanding immediately after completion of this offering.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present consolidated financial and other data and pro forma information to reflect our conversion from an “S” Corporation to a “C” Corporation for income tax purposes. The consolidated statements of operations data for the fiscal years ended December 30, 2016, December 29, 2017 and December 31, 2018 and the consolidated balance sheet data as of December 29, 2017 and December 31, 2018 are derived from our consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 26, 2014 and December 25, 2015 and the consolidated balance sheet data as of December 26, 2014, December 25, 2015 and December 30, 2016 is derived from audited consolidated financial statements that are not included in this prospectus.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Fiscal Year Ended
(U.S. dollars in thousands, except per share data)	December 26, 2014	December 25, 2015	December 30, 2016	December 29, 2017	December 31, 2018
Consolidated Statements of Operations Data:
Revenue	$3,097,615	$3,218,616	$3,039,191	$3,017,011	$
Direct costs of contracts	2,441,935	2,535,504	2,431,193	2,400,140
Equity in earnings of unconsolidated joint ventures	20,665	19,450	35,462	40,086
Indirect, general and administrative expenses	501,996	542,066	522,920	506,255
Impairment of goodwill, intangible and other assets	—	—	85,133	—

Operating income	174,349	160,496	35,407	150,702

Interest income	441	520	1,190	2,465
Interest expense	(9,710)	(16,165)	(16,509)	(15,798)
Other (expense) income, net	(8,681)	(2,673)	1,340	5,658
Loss on extinguishment of long-term debt	(1,286)	—	—	—
Interest and other expense associated with claim on long-term contract	(10,697)	(14,034)	(9,422)	(10,026)

Total other expense	(29,933)	(32,352)	(23,401)	(17,701)

Income before tax expense	144,416	128,144	12,006	133,001
Income tax expense	(10,833)	(13,790)	(13,992)	(21,464)

Net income (loss) including noncontrolling interests	133,583	114,354	(1,986)	111,537
Net income attributable to noncontrolling interests	(37,293)	(26,098)	(11,161)	(14,211)

Net income (loss) attributable to Parsons Corporation	$96,290	$88,256	$(13,147)	$97,326	$

Net income (loss) attributable to Parsons Corporation per share(1):
Basic and diluted	$2.89	$2.80	$(0.45)	$3.49	$
Weighted-average number of shares:
Basic and diluted	33,300	31,517	29,499	27,858

Pro Forma Income (Loss) Information (unaudited)(2):
Historical income (loss) before provision for income taxes					$
Pro forma provision for income taxes					$
Pro forma net income (loss)					$
Pro forma net income (loss) attributable to Parsons Corporation					$
Pro forma basic and diluted net income (loss) attributable to Parsons Corporation per common share					$
Weighted-average number of shares used in computing pro forma net income (loss) attributable to Parsons Corporation per share
Basic and diluted

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)	See “Note 18—Earnings Per Share” to our audited consolidated financial statements in this prospectus for more information regarding net income (loss) per share, basic and diluted.
(2)

The unaudited pro forma income (loss) information for 2018 gives effect to an adjusted income tax expense as if we had been a “C” Corporation at an assumed combined federal, state and local statutory income tax rate of     % for the fiscal year ended December 31, 2018.

	As of
	December 26, 2014	December 25, 2015	December 30, 2016	December 29, 2017	December 31, 2018
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$397,908	$349,033	$332,368	$376,368	$
Total assets	2,356,391	2,403,074	2,175,542	2,272,718
Total debt	250,000	250,000	249,301	249,407
Noncontrolling interests	63,430	82,476	57,169	27,494
Redeemable common stock held by the ESOP	1,876,182	1,818,576	1,739,431	1,855,305
Total shareholders’ deficit	(904,404)	(869,409)	(935,542)	(1,049,916)

(1)	Does not include cash of consolidated joint ventures and restricted cash and investments.

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Other Information:
Revenue attributable to Parsons Corporation(1)	$2,835,529	$2,760,819	$
Adjusted EBITDA attributable to Parsons Corporation(2)	$160,582	$175,740	$
Adjusted EBITDA Margin(3)	5.7%	6.4%		%

(1)	A reconciliation of revenue to Revenue attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Revenue	$3,039,191	$3,017,011	$
Revenue attributable to noncontrolling interests	(203,662)	(256,192)

Revenue attributable to Parsons Corporation	$2,835,529	$2,760,819	$

Revenue attributable to Parsons Corporation is a supplemental measure of our operating performance that is not recognized under GAAP. Revenue attributable to Parsons Corporation is included in this prospectus because it is used by management and our board of directors to assess the operating performance of our business both on a segment and on a consolidated basis. We view Revenue attributable to Parsons Corporation as a useful measure of our operating business because it excludes the impact of revenue that is not attributable to Parsons Corporation. Revenue attributable to Parsons Corporation is calculated by excluding revenue attributable to noncontrolling interests from revenue. Revenue attributable to noncontrolling interests is the portion of revenue from joint ventures that is consolidated into our financial statements and is not attributable to Parsons Corporation. Revenue attributable to Parsons Corporation is not required by, or presented in accordance with, GAAP. Our calculations of Revenue attributable to Parsons Corporation may not be comparable to similarly titled captions reported by other companies. Revenue attributable to Parsons Corporation should not be considered as a substitute for analysis of our revenue as reported under GAAP.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(2)	A reconciliation of net income (loss) attributable to Parsons Corporation to Adjusted EBITDA attributable to Parsons Corporation is set forth below.

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Net (loss) income attributable to Parsons Corporation	$(13,147)	$97,326	$
Net income attributable to noncontrolling interests	11,161	14,211

Net (loss) income including noncontrolling interests	(1,986)	111,537
Interest expense, net	15,319	13,333
Income tax expense	13,992	21,464
Depreciation and amortization	42,262	35,303
Impairment of goodwill, intangible and other assets	85,133	—
Litigation related expenses (income)(a)	9,422	10,026
Amortization of deferred gain resulting from sale-leaseback transactions(b)	(7,283)	(7,283)
Acquisition related costs(c)	2,552	1,190
Restructuring(d)	12,407	—
Other(e)	1,334	5,061

Adjusted EBITDA	173,152	190,631
Adjusted EBITDA attributable to noncontrolling interests	(12,570)	(14,891)

Adjusted EBITDA attributable to Parsons Corporation	$160,582	$175,740	$

(a)

Fiscal 2016 and fiscal 2017 reflect the post-judgment interest expense recorded in “Interest and other expenses associated with claim on long-term contract” in our results of operations related to the judgment entered against us in 2014 in connection with a lawsuit by the Los Angeles Metropolitan Transportation Authority. For fiscal 2018, due to the judgment being vacated, the Company reversed the accrued liability with an offset to             , in the amount of $             million.

(b)

Reflects amortization of the deferred gain on prior sale-leaseback transactions in fiscal 2011. See “Note 8—Sale-Leasebacks” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(c)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(d)

Reflects costs associated with and related to our corporate restructuring initiatives, including expenses incurred in connection with a restructuring program we began implementing in 2015. See “Note 2—Summary of Significant Accounting Policies—Restructuring” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(e)

Fiscal 2016 includes a $3.5 million loss from the sale of a subsidiary, a $0.9 million gain on the sale of fixed assets, a $0.8 million gain related to disposed businesses and a $0.5 million gain related to settlement proceeds received for an already completed contract. For fiscal 2017 includes non-operating lease termination costs of $1.8 million, a $1.8 million loss related to disposed businesses, a $1.0 million loss from the sale of fixed assets and a $0.5 million loss related to several individually insignificant items that are non-recurring, infrequent or unusual in nature.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Adjusted EBITDA attributable to Parsons Corporation is a supplemental measure of our operating performance included in this prospectus because it is used by management and our board of directors to assess our financial performance both on a segment and on a consolidated basis. We discuss Adjusted EBITDA attributable to Parsons Corporation because our management uses this measure for business planning purposes, including to manage the business against internal projected results of operations and measure the performance of the business generally. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

Adjusted EBITDA attributable to Parsons Corporation is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. We define Adjusted EBITDA attributable to Parsons Corporation as net income (loss) attributable to Parsons Corporation, adjusted to exclude interest expense (net of interest income), provision for income taxes, depreciation and amortization and certain other items that we do not consider in our evaluation of ongoing operating performance. These other items include, among other things, impairment of goodwill, intangible and other assets, interest and other expenses recognized on litigation matters, amortization of deferred gain resulting from sale-leaseback transactions, expenses incurred in connection with acquisitions and expenses related to our corporate restructuring initiatives. Adjusted EBITDA attributable to Parsons Corporation should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA attributable to Parsons Corporation is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA attributable to Parsons Corporation supplementally. Our measure of Adjusted EBITDA attributable to Parsons Corporation is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table shows the composition of consolidated Adjusted EBITDA attributable to Parsons Corporation by the Adjusted EBITDA attributable to Parsons Corporation of each of our reportable segments:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	December 31, 2018
Federal Solutions Adjusted EBITDA attributable to Parsons Corporation	$79,376	$89,269	$
Critical Infrastructure Adjusted EBITDA attributable to Parsons Corporation	81,206	86,471

Adjusted EBITDA attributable to Parsons Corporation	$160,582	$175,740	$

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results," and "Note 19—Segments Information” in the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our segment Adjusted EBITDA attributable to Parsons Corporation.

(3)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA attributable to Parsons Corporation divided by Revenue attributable to Parsons Corporation in the applicable period.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help prospective investors understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a leading provider of technology-driven solutions in the defense, intelligence and critical infrastructure markets. We provide technical design and engineering services and software to address our customers’ challenges. We have developed significant expertise and differentiated capabilities in key areas of cybersecurity, intelligence, defense, military training and development, connected communities, physical infrastructure and mobility solutions. By combining our talented team of professionals and advanced technology, we help solve complex technical challenges to enable a safer, smarter and more interconnected world.

We operate in two reporting segments, Federal Solutions and Critical Infrastructure. Our Federal Solutions business is a high-end services and technology provider to the U.S. government. Our Critical Infrastructure business provides integrated design and engineering services for complex physical and digital infrastructure to state and local governments and large companies.

Our employees provide services pursuant to contracts that we are awarded by the customer and specific task orders relating to such contracts. These contracts are often multi-year, which provides us backlog and visibility on our revenues for future periods. Many of our contracts and task orders are subject to renewal and rebidding at the end of their term, and some are subject to funding approval as part of the budget of the applicable government entity. In addition to focusing on increasing our revenues through increased contract awards and backlog, we focus our financial performance on margin expansion and cash flow.

Key Metrics

We manage and assess the performance of our business by evaluating a variety of metrics. The following table sets forth selected key metrics:

	Fiscal Year Ended
(U.S. dollars in millions, except Book-to-Bill)	December 30, 2016	December 29, 2017	December 31, 2018
Awards	$3,567.6	$2,920.8	$
Backlog	$5,976.3	$6,005.9	$
Book-to-Bill	1.17	0.97

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Awards

Awards generally represent the amount of revenue expected to be earned in the future from funded and unfunded contract awards received during the period (excluding revenue attributable to noncontrolling interests), not taking into account the value of option years. Contract awards include both new and re-compete contracts and task orders. Given that new contract awards generate growth, we closely track our new awards each year.

The following table summarizes the total value of new awards for the periods presented below:

	Fiscal Year Ended
(U.S. dollars in millions)	December 30, 2016	December 29, 2017	December 31, 2018
Federal Solutions	$1,600.0	$1,278.5	$
Critical Infrastructure	1,967.6	1,642.3

Total Awards	$3,567.6	$2,920.8	$

The change in new awards from year to year is primarily due to ordinary course fluctuations in our business. The volume of contract awards can fluctuate in any given period due to win rate and the timing and size of the awards issued by our customers.

Backlog

We define backlog to include the following two components:

•

Funded—Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts (excluding any revenue attributable to noncontrolling interests).

•

Unfunded—Unfunded backlog represents the revenue value of orders for services under existing contracts for which funding has not been appropriated or otherwise authorized less revenue previously recognized on these contracts (excluding any revenue attributable to noncontrolling interests).

Backlog includes the full contract award for IDIQ contracts where the scope of work the customer is contracting for is exclusively awarded to Parsons.

The following table summarizes the value of our backlog at the respective dates presented:

	As of
(U.S. dollars in millions)	December 30, 2016	December 29, 2017	December 31, 2018
Backlog:
Federal Solutions
Funded	$1,651.6	$1,291.6
Unfunded	1,407.5	1,948.8

Total Federal Solutions Backlog	3,059.1	3,240.4

Critical Infrastructure
Funded	2,917.2	2,765.5
Unfunded

Total Critical Infrastructure Backlog	2,917.2	2,765.5

Total Backlog	$5,976.3	$6,005.9

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Our backlog includes orders under contracts that in some cases extend for several years. For example, the U.S. Congress generally appropriates funds for our U.S. federal government customers on a yearly basis, even though their contracts with us may call for performance that is expected to take a number of years to complete. As a result, our federal contracts typically are only partially funded at any point during their term and all or some of the work to be performed under the contracts may remain unfunded unless and until the U.S. Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

We expect to recognize                  of our funded backlog at December 31, 2018 as revenues in the following twelve months. However, our government customers may cancel their contracts with us at any time through a termination for convenience or may elect to not exercise option periods under such contracts. In the case of a termination for convenience, we would not receive anticipated future revenues, but would generally be permitted to recover all or a portion of our incurred costs and fees for work performed. See “Risk Factors—Risks Relating to Our Business—We may not realize the full value of our backlog, which may result in lower than expected revenue.”

The changes in backlog from year to year were primarily due to ordinary course fluctuations in our business. Our backlog will fluctuate in any given period based on the volume of awards issued in comparison to the revenue generated from our existing contracts.

Book-to-Bill

Book-to-bill is the ratio of total awards to total revenue (excluding revenue attributable to noncontrolling interests) recorded in the same period. The following table sets forth the book-to-bill ratio for the periods presented below:

	Fiscal Year Ended
	December 30, 2016	December 29, 2017	December 31, 2018
Federal Solutions	1.50	1.18
Critical Infrastructure	1.00	0.85

Overall	1.17	0.97

Factors and Trends Affecting Our Results of Operations

We believe that the financial performance of our business and our future success are dependent upon many factors, including those highlighted in this section. Our operating performance will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control.

Government Spending

Changes in the relative mix of government spending and areas of spending growth, with shifts in priorities on homeland security, intelligence, defense-related programs, infrastructure and urbanization, and continued increased spending on technology and innovation, including cybersecurity, artificial intelligence, connected communities and physical infrastructure, could impact our business and results of operations. Cost-cutting and efficiency initiatives, current and future budget restrictions, spending cuts and other efforts to reduce government spending could cause our government customers to reduce or delay funding or invest appropriated funds on a less consistent basis or not at all, and demand for our solutions or services could diminish. Furthermore, any disruption in the functioning of

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

government agencies, including as a result of government closures and shutdowns, could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to deploy our staff to customer locations or facilities as a result of such disruptions.

Federal Budget Uncertainty

There is uncertainty around the timing, extent, nature and effect of Congressional and other U.S. government actions to address budgetary constraints, caps on the discretionary budget for defense and non-defense departments and agencies, and the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. government departments and agencies that are, and those that are not, subject to the caps. Additionally, budget deficits and the growing U.S. national debt increase pressure on the U.S. government to reduce federal spending across all federal agencies, with uncertainty about the size and timing of those reductions. Furthermore, delays in the completion of future U.S. government budgets could in the future delay procurement of the federal government services we provide. A reduction in the amount of, or reductions, delays, or cancellations of funding for, services that we are contracted to provide to the U.S. government as a result of any of these impacts or related initiatives, legislation or otherwise could have a material adverse effect on our business and results of operations.

Regulations

Increased audit, review, investigation and general scrutiny by government agencies of performance under government contracts and compliance with the terms of those contracts and applicable laws could affect our operating results. Negative publicity and increased scrutiny of government contractors in general, including us, relating to government expenditures for contractor services and incidents involving the mishandling of sensitive or classified information as well as the increasingly complex requirements of the U.S. Department of Defense and the United States intelligence community, including those related to cybersecurity, could impact our ability to perform in the markets we serve.

Competitive Markets

The industries we operate in consist of a large number of enterprises ranging from small, niche-oriented companies to multi-billion dollar corporations that serve many government and commercial customers. We compete on the basis of our technical expertise, technological innovation, our ability to deliver cost-effective multi-faceted services in a timely manner, our reputation and relationships with our customers, qualified and/or security-clearance personnel, and pricing. We believe that we are uniquely positioned to take advantage of the markets in which we operate because of our proven track record, long-term customer relationships, technology innovation, scalable and agile business offerings and world class talent. Our ability to effectively deliver on project engagements and successfully assist our customers affects our ability to win new contracts and drives our financial performance.

Acquired Operations

Polaris Alpha

On May 31, 2018, we acquired Polaris Alpha for $489.1 million. Polaris Alpha is an advanced, technology-focused provider of innovative mission solutions for national security, intelligence and other U.S. federal customers. The acquisition was funded by cash on hand and borrowings under our Revolving Credit Facility. The financial results of Polaris Alpha have been included in our consolidated results of operations from June 1, 2018 onward.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

OGSystems

On January 7, 2019, we acquired OGSystems for $304.8 million. OGSystems provides geospatial intelligence, big data analytics and threat mitigation for defense and intelligence customers. The acquisition was funded by cash on hand and borrowings under our Term Loan and Revolving Credit Facility. In 2018, OGSystems had revenues of $                 million and net income of $                 million. The financial results of OGSystems is not included in our consolidated results of operations for the periods presented in this prospectus.

Seasonality

Our results may be affected by variances as a result of seasonality we experience across our businesses. This pattern is typically driven by the U.S. federal government fiscal year-end, September 30. While not certain, it is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions in the weeks before the end of the U.S. federal government fiscal year in order to avoid the loss of unexpended fiscal year funds. In addition, we have also historically experienced higher bid and proposal costs in the months leading up to the U.S. federal government fiscal year-end as we pursue new contract opportunities expected to be awarded early in the following U.S. federal government fiscal year as a result of funding appropriated for that U.S. federal government fiscal year. Furthermore, many U.S. state governments with fiscal years ending on June 30 tend to accelerate spending during their first quarter, when new funding becomes available. We may continue to experience this seasonality in future periods, and our results of operations may be affected by it.

Post-Offering Expenses

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Taxes

Historically, we have elected to be taxed under the provisions of Subchapter “S” of the Code for federal tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where the “S” Corporation status is recognized. No provision or liability for federal or state income tax has been provided in our financial statements except for those states where the “S” Corporation status is not recognized and for the 1.5% California franchise tax to which we are also subject as a California “S” Corporation. The provision for income tax in the historical periods prior to our initial public offering consists of these taxes.

In connection with our initial public offering, our “S” Corporation status will terminate and we will be treated as a “C” Corporation under Subchapter C of the Code. The revocation of our “S” Corporation election will have a material impact on our results of operations, financial condition and cash flows. Our effective income tax rate will increase and our net income will decrease since we will be subject to both federal and state taxes on our earnings.

Results of Operations

In October 2018, our board of directors approved a change in our fiscal year end from the last Friday on or before the calendar year to December 31st. Accordingly, the fiscal year end for fiscal 2018 is December 31, 2018, the fiscal year end for fiscal 2017 is December 29, 2017 and the fiscal year end for fiscal 2016 is December 30, 2016.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Revenue

Our revenue consists of both services provided by our employees and pass-through fees from subcontractors and other direct costs. Our Federal Solutions segment derives revenue primarily from the U.S. federal government and our Critical Infrastructure segment derives revenue primarily from government and commercial customers.

We recognize revenue for work performed under cost-plus, time-and-materials and fixed-price contracts, as follows:

Under cost-plus contracts, we are reimbursed for allowable or otherwise defined costs incurred, plus a fee. The contracts may also include incentives for various performance criteria, including quality, timeliness, safety and cost-effectiveness. In addition, costs are generally subject to review by clients and regulatory audit agencies, and such reviews could result in costs being disputed as nonreimbursable under the terms of the contract. Revenue for cost-plus contracts are generally recognized using the percentage-of-completion method.

Under time-and-materials contracts, hourly billing rates are negotiated and charged to clients based on the actual time spent on a project. In addition, clients reimburse actual out-of-pocket costs for other direct costs and expenses that are incurred in connection with the performance under the contract. Revenue on time-and-materials contracts are recognized as services are performed and are contractually billable.

Under firm fixed price, or FFP contracts, clients pay an agreed fixed-amount negotiated in advance for a specified scope of work. Revenue on FFP contracts is generally recognized using the percentage-of-completion method.

The table below presents the percentage of total revenue for each type of contract.

	Fiscal Year Ended
	December 30, 2016	December 29, 2017	December 31, 2018
Cost-plus	38%	36%		%
Time-and-materials	29%	29%		%
Fixed-price	33%	35%		%

The amount of risk and potential reward varies under each type of contract. Under cost-plus contracts, there is limited financial risk, because we are reimbursed for all allowable costs up to a ceiling. However, profit margins on this type of contract tend to be lower than on time-and-materials and fixed-price contracts. Under time-and-materials contracts, we are reimbursed for the hours worked using the predetermined hourly rates for each labor category. In addition, we are typically reimbursed for other direct contract costs and expenses at cost. We assume financial risk on time-and-materials contracts because our labor costs may exceed the negotiated billing rates. Profit margins on well-managed time-and-materials contracts tend to be higher than profit margins on cost-plus contracts as long as we are able to staff those contracts with people who have an appropriate skill set. Under fixed-price contracts, we are required to deliver the objectives under the contract for a pre-determined price. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher profit margin opportunities because we receive the full benefit of any cost savings, but they also generally involve greater financial risk because we bear the risk of any cost overruns. In the aggregate, the contract type mix in our revenue for any given period will affect that period’s profitability. Over time, we have experienced a relatively stable contract mix.

Our recognition of profit on long-term contracts requires the use of assumptions related to total contract revenue, total cost of completion and the measurement of progress toward completion.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Estimates are continually evaluated as work progresses and are revised when necessary. When a change in estimate is determined to have an impact on contract profit we record a positive or negative adjustment to revenue and/or direct cost of contracts. We recognized a net operating income decrease related to changes in estimates at contract completion of $22.4 million in fiscal 2016, $23.8 million in fiscal 2017 and $                 million in fiscal 2018.

Joint Ventures

We conduct a portion of our business through joint ventures or similar partnership arrangements. For the joint ventures we control, we consolidate all the revenues and expenses in our income statement (including revenues and expenses attributable to noncontrolling interests). For the joint ventures we do not control, we recognize equity in earnings (loss) of unconsolidated joint ventures. Our revenues included $127.7 million in fiscal 2016, $112.1 million in fiscal 2017 and $             million in fiscal 2018 related to services we provided to our unconsolidated joint ventures.

Operating costs and expenses

Operating costs and expenses primarily include direct costs of contracts and indirect, general and administrative expenses. Costs associated with compensation related expenses for our people and facilities, which includes ESOP contribution expenses, are the most significant component of our operating expenses. Total ESOP contribution expense was $41.8 million for fiscal 2016, $40.6 million for fiscal 2017 and $                 million for fiscal 2018, and is recorded in “Direct cost of contracts” and “Indirect, general and administrative expenses.” We expect operating expenses to increase due to our anticipated growth and the incremental costs associated with being a public company. However, on a forward-looking basis, we generally expect these costs to decline as a percentage of our total revenue as we realize the benefits of scale.

Direct costs of contracts consist of direct labor and associated fringe benefits, indirect overhead, subcontractor costs, travel expenses and other expenses incurred to perform on contracts.

Indirect, general and administrative expenses include salaries and wages and fringe benefits of our employees not performing work directly for customers, facility costs and other costs related to these indirect functions.

Other income and expenses

Other income and expenses primarily consists of interest income, interest expense, other income, net and interest and other expense associated with claim on long-term contract.

Interest income primarily consists of interest earned on U.S. government money market funds.

Interest expense consists of interest expense incurred under our Senior Notes and Credit Agreement.

Other income, net primarily consists of gain or loss on sale of assets, sublease income and transaction gain or loss related to movements in foreign currency exchange rates.

Interest and other expense associated with claim on long-term contract is related to a number of preliminary judgments issued in fiscal 2013, with the final judgment being rendered in early fiscal 2014, in favor of the plaintiff in a lawsuit against a joint venture in which we were the managing partner and the only other partner is bankrupt. We recorded a loss of $98.8 million in fiscal 2013 as a result of these judgments. We recorded post judgment interest of $9.4 million in fiscal 2016, $10.0 million in

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

fiscal 2017 and $                  million in fiscal 2018 in “Interest and other expense associated with claim on longterm contract”. In February 2018 the initial judgment was vacated and, as a result, we recorded an increase of $                  million in revenue and a decrease of other expenses in the amount of $                 million related to both pre and post-judgment interest to reverse the accounting impacts of the original judgment.

Year ended December 29, 2017 compared to year ended December 31, 2018

The following table sets forth our results of operations for fiscal 2017 and fiscal 2018 as a percentage of revenue.

	Fiscal Year Ended
	December 29, 2017	December 31, 2018
Revenue	100.0%		%
Direct costs of contracts	79.6
Equity in earnings of unconsolidated joint ventures	1.3
Indirect, general and administrative expenses	16.8
Impairment of goodwill, intangible and other assets	0.0

Operating income	5.0

Interest income	0.1
Interest expense	(0.5)
Other income, net	0.2
Interest and other expense associated with claim on long-term contract	(0.3)

Total other expense	(0.6)

Income before income tax expense	4.4
Income tax expense	(0.7)

Net income (loss) including noncontrolling interests	3.7
Net income attributable to noncontrolling interests	(0.5)

Net income (loss) attributable to Parsons Corporation	3.2%		%

Revenue

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Revenue	$3,017,011	$	$		%

Direct costs of contracts

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Direct costs of contracts	$2,400,140	$	$		%

Equity in earnings of unconsolidated joint ventures

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Equity in earnings of unconsolidated joint ventures	$40,086	$	$		%

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Indirect, general and administrative expenses

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Indirect, general and administrative expenses	$506,255	$	$		%

Total other expense

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Interest (income)	$(2,465)	$	$		%
Interest expense	15,798
Other income, net	(5,658)
Interest and other expense associated with claim on long-term contract	10,026

Total other expense	$17,701	$	$

Income tax expense

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Income tax expense	$21,464	$	$		%

Year ended December 30, 2016 compared to year ended December 29, 2017

The following table sets forth our results of operations for fiscal 2016 and fiscal 2017 as a percentage of revenue.

	Fiscal Year Ended
	December 30, 2016	December 29, 2017
Revenue	100.0%	100.0%
Direct costs of contracts	80.0	79.6
Equity in earnings of unconsolidated joint ventures	1.2	1.3
Indirect, general and administrative expenses	17.2	16.8
Impairment of goodwill, intangible and other assets	2.8	0.0

Operating income	1.2	5.0

Interest income	0.0	0.1
Interest expense	(0.5)	(0.5)
Other income, net	0.0	0.2
Interest and other expense associated with claim on long-term contract	(0.3)	(0.3)

Total other expense	(0.8)	(0.6)

Income before income tax expense	0.4	4.4
Income tax expense	(0.5)	(0.7)

Net (loss) income including noncontrolling interests	(0.1)	3.7
Net income attributable to noncontrolling interests	(0.4)	(0.5)

Net (loss) income attributable to Parsons Corporation	(0.4)%	3.2%

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Revenue

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Revenue	$3,039,191	$3,017,011	$(22,180)	(0.7)%

Revenue decreased in fiscal 2017 primarily due to a decrease in revenue in our Critical Infrastructure segment of $35.3 million, partially offset by an increase in revenue in our Federal Solutions segment of $13.2 million. See “—Segment Results” below for further discussion.

Direct costs of contracts

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Direct costs of contracts	$2,431,193	$2,400,140	$(31,053)	(1.3)%

Direct costs of contracts decreased in fiscal 2017 primarily due to a decrease of $27.3 million in our Critical Infrastructure segment attributable to a $35.3 million decrease in Critical Infrastructure revenue in fiscal 2017. In our Federal Solutions segment, direct cost of contracts decreased $3.7 million primarily due to changes in the amount of work performed in various business lines and the finalization of Engineered Systems work on a U.S. Department of Energy project, which resulted in a $8.7 million decrease in pass-through material costs. See “—Segment Results” below for further discussion.

Equity in earnings of unconsolidated joint ventures

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Equity in earnings of unconsolidated joint ventures	$35,462	$40,086	$4,624	13.0%

Equity in earnings of unconsolidated joint ventures increased in fiscal 2017 primarily due to an $8.1 million increase in our proportionate share of the net earnings from a joint venture rail project in fiscal 2017 compared to fiscal 2016.

Indirect, general and administrative expenses

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Indirect, general and administrative expenses	$522,920	$506,255	$(16,665)	(3.2)%

Indirect, general and administrative expenses decreased in fiscal 2017 primarily due to $12.4 million of restructuring expenses recognized in fiscal 2016 and no restructuring expenses recognized in fiscal 2017. Our restructuring actions included involuntary terminations and exiting operations in certain geographical regions. Indirect, general and administrative expenses also decreased in fiscal 2017 due to reduced administrative expenses obtained from our 2016 restructuring program to improve operational efficiency and reduce costs, which was fully implemented by the end of fiscal 2016.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Impairment of goodwill, intangible and other assets

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Impairment of goodwill, intangible and other assets	$85,133	$—	$(85,133)	n/a

We recognized impairment losses of $85.1 million in fiscal 2016. We did not record any asset impairment losses in fiscal 2017. In fiscal 2016, we recorded an impairment charge of $85.1 million associated with goodwill, intangible and other assets related to a Critical Infrastructure reporting unit. See “Note 5—Goodwill” and “Note 6—Intangible Assets” in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the impairment charge.

Total other expense

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Interest income	$(1,190)	$(2,465)	$(1,275)	(107.1)%
Interest expense	16,509	15,798	(711)	(4.3)
Other income, net	(1,340)	(5,658)	(4,318)	(322.2)
Interest and other expense associated with claim on long-term contract	9,422	10,026	604	6.4

Total other expense	$23,401	$17,701	$(5,700)	(24.4)

Interest income increased in fiscal 2017 primarily due to larger average cash balances and higher interest rates in fiscal 2017 compared to fiscal 2016. Interest expense decreased because fiscal 2017 had one less week of operation compared to fiscal 2016 and there was a one-time interest expense charge of $0.3 million in fiscal 2016 that did not recur in fiscal 2017. The amounts in other income, net are primarily related to transaction gains or losses on movements in foreign currency rates. Interest and other expense associated with a claim on a long-term contract increased primarily due to payment of a performance bond related to the MTA Judgment, which was later vacated in fiscal 2018.

Income tax expense

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Income tax expense	$13,992	$21,464	$7,472	53.4%

Income tax expense increased in fiscal 2017 primarily due to increased pre-tax net income in foreign jurisdictions in which we operate. Pre-tax net income in the foreign jurisdictions in which we operate increased $14.4 million from fiscal 2016 to fiscal 2017.

Historically, we have recognized income taxes as an “S” Corporation for federal and state income tax purposes and therefore, with the exception of a limited number of state and local jurisdictions, we have not been subject to income taxes. In connection with the consummation of this initial public offering, we will convert to a “C” Corporation.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Segment Results

We evaluate segment operating performance using segment revenue, segment Revenue attributable to Parsons Corporation, segment operating income and segment Adjusted EBITDA attributable to Parsons Corporation. See “Selected Consolidated Financial and Other Data” for a discussion of our definition of Revenue attributable to Parsons Corporation and Adjusted EBITDA attributable to Parsons Corporation, how we use these metrics, why we present these metrics and the material limitations on usefulness of these metrics. See “Note 19—Segments Information” in the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our segment Adjusted EBITDA attributable to Parsons Corporation.

Year ended December 29, 2017 compared to year ended December 31, 2018

Federal Solutions

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018	Dollar	Percent
Revenue	$1,079,906	$	$		%
Revenue attributable to Parsons Corporation(1)	1,079,398
Operating income	71,535
Adjusted EBITDA attributable to Parsons Corporation(2)	89,269

(1)	A reconciliation of Federal Solutions revenue to Revenue attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018
Revenue	$1,079,906	$
Revenue attributable to noncontrolling interests	(508)

Revenue attributable to Parsons Corporation	$1,079,398	$

(2)	A reconciliation of Federal Solutions operating income to Adjusted EBITDA attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018
Operating Income	$71,535	$
Other income, net	142
Depreciation and amortization	17,058
Amortization of deferred gain resulting from sale-leaseback transactions(a)	(2,258)
Acquisition related costs(b)	486
Other(c)	2,352

Adjusted EBITDA	89,315
Adjusted EBITDA attributable to noncontrolling interests	(46)

Adjusted EBITDA attributable to Parsons Corporation	$89,269	$

(a)

Reflects amortization of the deferred gain on prior sale-leaseback transactions in fiscal 2011. See “Note 8—Sale-Leasebacks” in the notes to our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(b)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(c)

Fiscal 2017 includes non-operating lease termination costs of $1.8 million, a $0.3 million loss from the sale of fixed assets and a $0.3 million gain on several individually insignificant items that were non-recurring, infrequent or unusual in nature.

Critical Infrastructure

(U.S. dollars in thousands)	Fiscal Year Ended		Variance
	December 29, 2017	December 31, 2018	Dollar	Percent
Revenue	$1,937,105	$	$		%
Revenue attributable to Parsons Corporation(1)	1,681,421
Operating income	79,167
Adjusted EBITDA attributable to Parsons Corporation(2)	86,471

(1)	A reconciliation of Critical Infrastructure revenue to Revenue attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018
Revenue	$1,937,105	$
Revenue attributable to noncontrolling interests	(255,684)

Revenue attributable to Parsons Corporation	$1,681,421	$

(2)	A reconciliation of Critical Infrastructure operating income to Adjusted EBITDA attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 29, 2017	December 31, 2018
Operating Income	$79,167	$
Other income, net	5,517
Depreciation and amortization	18,245
Amortization of deferred gain resulting from sale-leaseback transactions(a)	(5,025)
Acquisition related costs(b)	704
Other(c)	2,708

Adjusted EBITDA	101,316
Adjusted EBITDA attributable to noncontrolling interests	(14,845)

Adjusted EBITDA attributable to Parsons Corporation	$86,471	$

(a)

Reflects amortization of the deferred gain on prior sale-leaseback transactions in fiscal 2011. See “Note 8—Sale-Leasebacks” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(b)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(c)

Fiscal 2017 includes a $1.8 million loss related to disposed businesses, a $0.8 million loss from the sale of fixed assets and a $0.1 million loss on several individually insignificant items that are non-recurring, infrequent or unusual in nature.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Year ended December 30, 2016 compared to year ended December 29, 2017

Federal Solutions

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Revenue	$1,066,740	$1,079,906	$13,166	1.2%
Revenue attributable to Parsons Corporation(1)	1,059,053	1,079,398	20,345	1.9
Operating income	57,753	71,535	13,782	23.9
Adjusted EBITDA attributable to Parsons Corporation(2)	79,376	89,269	9,893	12.5

(1)	A reconciliation of Federal Solutions revenue to Revenue attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017
Revenue	$1,066,740	1,079,906
Revenue attributable to noncontrolling interests	(7,687)	(508)

Revenue attributable to Parsons Corporation	$1,059,053	$1,079,398

(2)	A reconciliation of Federal Solutions operating income to Adjusted EBITDA attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017
Operating Income	$57,753	$71,535
Other income, net	923	142
Depreciation and amortization	19,198	17,058
Amortization of deferred gain resulting from sale-leaseback transactions(a)	(2,185)	(2,258)
Acquisition related costs(b)	—	486
Restructuring(c)	3,807	—
Other(d)	(159)	2,352

Adjusted EBITDA	79,337	89,315
Adjusted EBITDA attributable to noncontrolling interests	39	(46)

Adjusted EBITDA attributable to Parsons Corporation	$79,376	$89,269

(a)

Reflects amortization of the deferred gain on prior sale-leaseback transactions in fiscal 2011. See “Note 8—Sale-Leasebacks” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(b)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(c)

Reflects costs associated with and related to our corporate restructuring initiatives, including expenses incurred in connection with a restructuring program we began implementing in 2015. See “Note 2—Summary of Significant Accounting Policies—Restructuring” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(d)

Fiscal 2016 includes a $0.2 million gain on the sale of fixed assets and a $0.1 million loss on several individually insignificant items that are non-recurring, infrequent or unusual in nature. Fiscal 2017 includes $1.8 million of non-operating lease termination costs and a $0.3 million loss on the sale of fixed assets.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

The increase in Federal Solutions revenue in fiscal 2017 was primarily due to an increase in revenues in our Cyber & Intelligence business line of $43.5 million and our Mission Solutions business line of $9.3 million driven by new awards, an increase in the scope of existing contracts and new IDIQ task awards, which was partially offset by a decrease in revenue of $29.3 million in our Engineered Systems business line and $10.6 million in our Defense business line due to delays in awards in fiscal 2017. Federal Solutions revenue in fiscal 2017 was also impacted by a $7.2 million decrease in revenue attributable to noncontrolling interests.

The increase in Federal Solutions operating income and Federal Solutions Adjusted EBITDA attributable to Parsons Corporation in fiscal 2017 was due primarily to the increase in Revenue attributable to Parsons Corporation of $20.3 million and a decrease in our direct cost of contracts of $3.5 million (excluding direct costs attributable to noncontrolling interests), primarily due to the finalization of our Engineered Systems work on the Salt Waste Processing Facility for the U.S. Department of Energy, offset by a $6.0 million increase in our indirect, general and administrative expenses primarily due to an increase in corporate costs allocated to Federal Solutions as a result of an increase in Federal Solutions’ corporate allocation base.

Critical Infrastructure

	Fiscal Year Ended		Variance
(in thousands)	December 30, 2016	December 29, 2017	Dollar	Percent
Revenue	$1,972,451	$1,937,105	$(35,346)	(1.8)%
Revenue attributable to Parsons Corporation(1)	1,776,476	1,681,421	(95,055)	(5.4)
Operating (loss) income	(22,346)	79,167	101,513	454.3
Adjusted EBITDA attributable to Parsons Corporation(2)	81,206	86,471	5,265	6.5

(1)	A reconciliation of Critical Infrastructure revenue to Revenue attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017
Revenue	$1,972,451	$1,937,105
Revenue attributable to noncontrolling interests	(195,975)	(255,684)

Revenue attributable to Parsons Corporation	$1,776,476	$1,681,421

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(2)	A reconciliation of Critical Infrastructure operating income to Adjusted EBITDA attributable to Parsons Corporation is set forth below:

	Fiscal Year Ended
(U.S. dollars in thousands)	December 30, 2016	December 29, 2017
Operating (loss) income	$(22,346)	$79,167
Other income, net	416	5,517
Depreciation and amortization	23,064	18,245
Amortization of deferred gain resulting from sale-leaseback transactions(a)	(5,098)	(5,025)
Acquisition related costs(b)	2,552	704
Impairment of goodwill, intangible and other assets	85,133	—
Restructuring(c)	8,600	—
Other(d)	1,493	2,708

Adjusted EBITDA	93,814	101,316
Adjusted EBITDA attributable to noncontrolling interests	(12,608)	(14,845)

Adjusted EBITDA attributable to Parsons Corporation	$81,206	$86,471

(a)

Reflects amortization of the deferred gain on prior sale-leaseback transactions in fiscal 2011. See “Note 8—Sale-Leasebacks” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(b)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(c)

Reflects costs associated with and related to our corporate restructuring initiatives, including expenses incurred in connection with a restructuring program we began implementing in 2015. See “Note 2—Summary of Significant Accounting Policies—Restructuring” in the notes to our consolidated financial statements included elsewhere in this prospectus.

(d)

Fiscal 2016 includes a $3.5 million loss from the sale of a subsidiary, a $0.7 million gain on the sale of fixed assets, a $0.8 million gain related to disposed businesses and a $0.5 million gain on several individually insignificant items. Fiscal 2017 includes a $1.8 million loss related to disposed businesses, a $0.8 million loss from the sale of fixed assets and a $0.1 million loss on several individually insignificant items that are non-recurring, infrequent or unusual in nature.

The decrease in Critical Infrastructure revenue in fiscal 2017 was primarily due to a decrease in revenue in our Industrial business line of $96.4 million, which was primarily driven by a decrease in business volume due to lower oil prices in fiscal 2017, which in turn delayed investment by our customers, particularly our customers in the Middle East, in infrastructure development and negatively impacted demand for our services. Revenue in our Mobility Solutions business line decreased $2.0 million primarily from a combination of a reduction of revenue in the Middle East of $35.5 million as a result of the factors described above for our Industrial business line, offset by growth in the North America market of $33.5 million primarily due to an increase in design-build programs. Revenue in our Connected Communities business line increased by $62.2 million primarily driven by positive train control projects and other rail systems programs in the United States and built environment programs in the Middle East. Critical Infrastructure revenue in fiscal 2017 was also impacted by a $59.7 million increase in revenue attributable to noncontrolling interests.

The increase in Critical Infrastructure operating income and Critical Infrastructure Adjusted EBITDA attributable to Parsons Corporation in fiscal 2017 was primarily due to a decrease in direct costs of contracts of $87.1 million (excluding direct costs of contracts attributable to noncontrolling interests), an increase in equity in earnings of unconsolidated joint ventures of $4.7 million and

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

reduced indirect, general and administrative expenses of $5.7 million obtained from our 2016 restructuring, offset by a decrease in Revenue attributable to Parsons Corporation of $95.1 million. Critical Infrastructure operating income also increased because we recognized impairment losses of $85.1 million in fiscal 2016 and we did not record any asset impairment losses in fiscal 2017, and because we recognized $8.6 million of restructuring expenses in fiscal 2016 and no restructuring expenses were recognized in fiscal 2017.

Liquidity and Capital Resources

Historically, we have financed our operations and capital expenditures and satisfied redemptions of ESOP interests through a combination of internally generated cash from operations, our Senior Notes and from borrowings under our Revolving Credit Facility.

Generally, cash provided by operating activities has been adequate to fund our operations. Due to fluctuations in our cash flows and growth in our operations, it may be necessary from time to time in the future to borrow under our Credit Agreement to meet cash demands. Our management regularly monitors certain liquidity measures to monitor performance. We calculate our available liquidity as a sum of cash and cash equivalents from our consolidated balance sheet plus the amount available and unutilized on our Credit Agreement.

We believe we have adequate liquidity and capital resources to fund our operations, support our debt service and support our ongoing acquisition strategy for the next twelve months based on the liquidity from cash provided by our operating activities, cash and cash equivalents on hand and our borrowing capacity under our Revolving Credit Facility.

By selling shares of our common stock to the public in this offering, we will be able to expand ownership in our stock, gain access to the public capital markets, use shares of our common stock to satisfy redemptions of ESOP interests and repay a portion of our outstanding indebtedness. From time to time we will evaluate alternative uses for excess cash resources, including funding acquisitions or repurchasing outstanding shares of common stock.

Debt

Senior Notes

On July 1, 2014, we completed a private placement of senior notes, or Senior Notes, in the aggregate amount of $250,000,000 with the following principal terms:

Tranche	Principal Debt Amount	Maturity Date	Interest Rate
Senior Note, Series A	$50,000,000	July 15, 2021	4.44%
Senior Note, Series B	100,000,000	July 15, 2024	4.98
Senior Note, Series C	60,000,000	July 15, 2026	5.13
Senior Note, Series D	40,000,000	July 15, 2029	5.38

We made interest payments of $12.4 million during fiscal 2018, fiscal 2017 and fiscal 2016 with respect to our Senior Notes.

Each of the Senior Notes may be redeemed in full or in part at our option at a redemption premium equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the amount of the Senior Note that is being prepaid over the amount of such Senior Note that is being prepaid.

The Senior Notes contain certain covenants that limit our ability to, among other things, engage in transactions with affiliates, merge or consolidate with another person, sell assets, or incur liens. We were in compliance with these covenants as of December 31, 2018.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Revolving Credit Facility

In November 2013, we entered into the Credit Agreement with respect to our Revolving Credit Facility, which was amended and restated in November 2017. The Credit Agreement consists of (i) a revolving credit facility, allowing for borrowings of up to $550.0 million, and (ii) commercial and financial letters of credit available for issuance of up to $100.0 million. The maturity date for borrowings under the Credit Agreement is November 15, 2022. Borrowings under the Credit Agreement bear interest, at our option, at either the Base Rate (as defined in the Credit Agreement), plus an applicable margin, or LIBOR plus an applicable margin. The applicable margin for Base Rate loans is a range of 0.125% to 1.00% and the applicable margin for LIBOR loans is a range of 1.125% to 2.00%, both based on our leverage ratio at the end of each fiscal quarter. As of December 31, 2018, the applicable interest rate under the Credit Agreement was     %. Borrowings under the Credit Agreement are guaranteed by certain of our operating subsidiaries. As of December 31, 2018, we had $                 million of borrowings under the Revolving Credit Facility and $                 million of letters of credit outstanding, and in January 2019, we borrowed an additional $110.0 million under our Revolving Credit Facility to partially finance the OGSystems Acquisition. The Credit Agreement includes various covenants, including restrictions on indebtedness, liens, acquisitions, investments or dispositions, payment of dividends and maintenance of certain financial ratios and conditions. We were in compliance with these covenants as of December 31, 2018. We intend to use $                 million of our net proceeds from this offering to repay the outstanding balance under our Revolving Credit Facility upon the consummation of this offering.

Term Loan

In January 2019, we borrowed $150.0 million under our Term Loan Agreement to partially finance the OGSystems Acquisition. Our Term Loan is comprised of Offshore Rate Loans and Base Rate Loans (each as defined in the Term Loan Agreement), with an initial aggregate principal amount of $150.0 million. The Offshore Rate Loans bear interest at a rate per annum of LIBOR, divided by 1.00 minus the Eurodollar Reserve Percentage, plus 1.25%. The Base Rate Loans bear interest at a rate per annum of the sum of (a) the highest of (1) the administrative agent’s reference rate; (2) the rate equal to 1.50% per annum above the Offshore Rate; and (3) the rate equal to 0.50% per annum above the latest federal funds rate, plus (b) 0.25%. The Term Loan has a maturity date of January 3, 2020. We intend to use $                 million of our net proceeds from this offering to repay the outstanding balance under our Term Loan upon the consummation of this offering and cancel the Term Loan Agreement.

Letters of Credit

We also have in place several secondary bank credit lines for issuing letters of credit, principally for foreign contracts, to support performance and completion guarantees. Letters of credit commitments outstanding under these bank lines aggregated $                 million as of December 31, 2018, including $                 million of letters of credit outstanding under the Credit Agreement.

Cash Flows

Cash received from customers, either from the payment of invoices for work performed or for advances in excess of revenue recognized, is our primary source of cash. We generally do not begin work on contracts until funding is appropriated by the customers. Billing timetables and payment terms on our contracts vary based on a number of factors, including whether the contract type is cost-plus, time-and-materials, or fixed-price contracts. We generally bill and collect cash more frequently under cost-plus and time-and-materials contracts, as we are authorized to bill as the costs are incurred or work is performed. In contrast, we may be limited to bill certain fixed-price contracts only when specified milestones, including deliveries, are achieved. A number of our contracts may provide for performance-based payments, which allow us to bill and collect cash prior to completing the work.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Accounts receivable is the principal component of our working capital and is generally driven by revenue growth. Accounts receivable reflects amounts billed to our clients as of each balance sheet date and receivable amounts that are currently due but unbilled. The total amount of our accounts receivable can vary significantly over time, but is generally sensitive to revenue levels. Net days sales outstanding, which we refer to as net DSO, is calculated by dividing (i) accounts receivable (net of project accruals, billings in excess of revenue and accounts payable) by (ii) average revenue per day (calculated by dividing trailing twelve months revenue by the number of days in that period). Net DSO was 73 days at December 30, 2016 compared to 67 days at December 29, 2017 and                days at December 31, 2018.

At December 31, 2018, our cash, cash equivalents and restricted cash      by $             million from $446.1 million at December 29, 2017. This compares to an increase in cash, cash equivalents and restricted cash of $53.1 million from $393.0 million at December 30, 2016 to $446.1 million at December 29, 2017.

The following table summarizes our sources and uses of cash over the periods indicated:

	Fiscal Year Ended
(in thousands)	December 30, 2016	December 29, 2017	December 28, 2018
Net cash provided by (used in) operating activities	$198,559	$265,029	$
Net cash (used in) provided by investing activities	(29,302)	(52,961)
Net cash (used in) provided by financing activities	(185,217)	(160,171)
Effect of exchange rate changes	(1,200)	1,235

Net increase (decrease) in cash and cash equivalents	$(17,160)	$53,132	$

Operating Activities

Net cash provided by (used in) operating activities consist primarily of net income (loss) adjusted for noncash items, such as: equity in earnings (loss) of unconsolidated joint ventures, contributions of treasury stock, depreciation and amortization of property and equipment and intangible assets, provisions for doubtful accounts, amortization of deferred gains, and impairment charges. The timing between the conversion of our billed and unbilled receivables into cash from our customers and disbursements to our employees and vendors is the primary driver of changes in our working capital. Our operating cash flows are primarily affected by our ability to invoice and collect from our clients in a timely manner, our ability to manage our vendor payments and the overall profitability of our contracts.

Net cash provided by operating activities increased $66.5 million to $265.0 million during fiscal 2017 compared to $198.6 million during fiscal 2016. The increase in net cash provided by operating activities is primarily due to a $32.2 million improvement in cash flows from our working capital accounts driven by a decrease in net DSOs from 73 days to 67 days, a change in long-term liabilities of $10.8 million, a change in income taxes of $5.3 million and a $28.4 million increase in net income, excluding the effect of the $85.1 million impairment charge in fiscal 2016. These increases in operating cash flows were offset, in part, by a change in earnings from our joint ventures of $4.6 million and a $5.1 million change from foreign currency transactions.

Investing Activities

Net cash provided by (used in) investing activities consists primarily of cash flows associated with capital expenditures and business acquisitions.

Net cash used in investing activities increased $23.7 million from fiscal 2016 to fiscal 2017, primarily due to the use of $25.7 million, net of cash acquired, in fiscal 2017 for the acquisition of Williams Electric Company. We had no significant business acquisitions in fiscal 2016.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Financing Activities

Net cash provided by (used in) financing activities is primarily associated with proceeds from debt, the repayment thereof, distributions to noncontrolling interests and payments to the ESOP in connection with the redemption of ESOP participants’ interests. We spent $148.7 million in fiscal 2016, $111.4 million in fiscal 2017 and $                million in fiscal 2018 in connection with the redemption of ESOP participants’ interests. With a public market for the Company’s common stock, cash will no longer be required for ESOP redemptions.

Net cash used in financing activities decreased $25.0 million from fiscal 2016 to fiscal 2017, primarily due to a $37.3 million reduction in the purchases of our common stock, related to redemptions of ESOP interests in fiscal 2017 compared to redemptions in fiscal 2016.

A discussion of the cash flows from the fiscal year ended December 30, 2018 compared to the fiscal year ended December 29, 2017 will be included in subsequent filings of this registration statement after cash flows are available for the fiscal year ended December 31, 2018.

Contractual Obligations

The following table summarizes our contractual obligations that require us to make future cash payments as of December 31, 2018. For contractual obligations, we included payments that we have an unconditional obligation to make.

In the normal course of business, we enter into agreements with subcontractors and vendors to provide products and services that we consume in our operations or that are delivered to our clients. These products and services are not considered unconditional obligations until the products and services are actually delivered, at which time we record a liability for our obligation.

(in thousands)	Total(1)	2019	2020-2021(1)	2022-2023	Thereafter
Senior Notes(2)	$	$	$	$	$
Credit Agreement(3)
Operating lease obligations(4)
Capital lease obligations

Total minimum payments	$	$	$	$	$

(1)	Does not include $150.0 million of borrowings under our Term Loan in January 2019. The maturity date of our Term Loan is January 3, 2020.
(2)

Consists of our obligations under our Senior Notes. See “Note 10—Debt and Credit Facilities” in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our debt and related matters.

(3)

Consists of our obligations under our Credit Agreement. The amounts do not include an additional $110.0 million of borrowings under our Revolving Credit Facility in January 2019. See “Note 10—Debt and Credit Facilities” in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our debt and related matters.

(4)

See “Note 8—Sale-Leasebacks” and “Note 13—Commitments and Contingencies” in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our commitments and contingencies.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in “Note 2—Summary of Significant Accounting Policies” in the notes to our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Management makes estimates and judgments in preparing our consolidated financial statements. These estimates and judgments affect the reported amounts of certain assets and liabilities and the revenues and expenses reported for the periods presented in the consolidated financial statements. Although such estimates and assumptions are based on information available through the date of the issuance of our consolidated financial statements, actual results could differ significantly from those estimates and assumptions. Our estimates, judgments and assumptions are evaluated periodically and adjusted accordingly.

We believe that the following items are the most critical accounting policies and estimates that involved significant judgment as we prepared our financial statements. We consider an accounting policy or estimate to be critical if the policy or estimate requires assumptions to be made that were uncertain at the time they were made and if changes in these assumptions could have a material impact on our financial condition or results of operations.

Revenue Recognition and Cost Estimation

We recognize revenue for the majority of our contracts using the percentage-of-completion method, primarily based on contract costs incurred to date compared to total estimated contract costs. We use the cost-to-cost percentage of completion approach to estimate the progress towards completion in order to determine the amount of revenue and profit to recognize. Certain contracts are service-related contracts, such as providing operations and maintenance services or technical assistance services. Service-related contracts are accounted for using either the proportional performance method or the completed delivery method depending on the nature of the service provided.

Revenue is also recognized for work performed under fixed-price, time-and-materials and cost-plus contracts. See “Components of Results of Operations—Revenue” above for additional information.

Provisions for anticipated losses on contracts, including those arising from disputes and other contingencies, are recorded in the period such loss becomes known; provisions not ultimately required are released as disputes or contingencies are resolved.

Costs related to change orders and claims are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable the change order will result in additional contract value that can be reliably estimated. Claims are included in total estimated contract revenues to the extent that contract costs related to the claims have been incurred and when it is probable that the claim will result in additional contract value which can be reliably estimated. No profit is recognized on claims until final settlement occurs.

Contract costs, include labor and materials, amounts payable to subcontractors, direct overhead costs and equipment expense (primarily depreciation, fuel, maintenance and repairs). All contract costs are recorded as incurred. Changes to estimated contract cost, either due to unexpected events or revisions to management’s initial estimates, for a given project are recognized in the period in which they are determined as estimated at the contract level.

In our industry, recognition of revenue and profit on long-term contracts requires the use of assumptions and estimates related to total contract revenue, total cost at completion, and the measurement of progress towards completion. Estimates are continually evaluated as work progresses and are revised when necessary. When a change in estimate is determined to have an impact on contract revenue or profit, we record a positive or negative adjustment to the statement of income (loss).

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Business Combinations

The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets acquired and liabilities assumed requires us to make estimates and use valuation techniques when a market value is not readily available. Any excess of purchase price over the fair value of tangible and intangible assets acquired and obligations assumed is allocated to goodwill. Goodwill typically represents the value paid for the assembled workforce and enhancement of our service offerings. Transaction costs associated with business combinations are expensed as incurred.

Goodwill and Intangible Assets

Goodwill is not amortized but is subject to an annual impairment test. Interim testing for impairment is performed if indicators of potential impairment exist. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. When evaluating goodwill for impairment, we may decide to first perform a qualitative assessment, or “step zero” impairment test, to determine whether it is more likely than not that impairment has occurred. If we do not perform a qualitative assessment, or if we determine that it is not more likely than not that the fair value of our reporting units exceeds their carrying amounts, we perform a quantitative assessment and calculate the estimated fair value of the respective reporting unit. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to measure the amount of potential impairment. In the second step, we compare the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of a reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized.

Our decision to perform a qualitative impairment assessment in a given year is influenced by a number of factors, including the significance of the excess of our estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments, and the date of the applicable acquisitions, if any.

We perform a goodwill impairment test on an annual basis for each reporting unit that requires certain assumptions and estimates be made regarding industry economic factors and future profitability. In fiscal 2016, the Company recorded an impairment charge of $84.7 million in fiscal 2016 associated with goodwill and intangible assets related to a Critical Infrastructure reporting unit.

Intangible assets with finite lives arise from business acquisitions and are amortized based on the period over which the contractual or economic benefit of the intangible assets are expected to be realized or on a straight-line basis over the useful lives of the underlying assets, ranging from one to ten years. These primarily consist of customer relationships, backlog, and covenants not to compete. We assess the recoverability of the unamortized balance of our intangible assets when indicators of impairment are present based on expected future profitability and undiscounted expected cash flows and their contribution to overall operations. Should the review indicate that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of the intangible assets would be recognized as an impairment loss.

Consolidation of Joint Ventures and Variable Interest Entities

We participate in joint ventures, which include partnerships and partially-owned limited liability corporations, to bid, negotiate and complete specific projects. We are required to consolidate these joint ventures if we hold the majority voting interest or if we meet the criteria under the consolidation model as described below.

A variable interest entity, or “VIE”, is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without

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Pursuant to 17 C.F.R. Section 200.83

additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor with disproportionately low voting rights. Our VIEs may be funded through contributions, loans and/or advances from the joint venture partners or by advances and/or letters of credit provided by clients. Certain VIEs are directly governed, managed, operated and administered by the joint venture partners. Others have no employees and, although these entities own and hold the contracts with the clients, the services required by the contracts are typically performed by the joint venture partners or by other subcontractors.

We are required to perform an analysis to determine whether we are the primary beneficiary of our VIEs. We are deemed to be the primary beneficiary of a VIE if we have (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Many of the joint ventures we enter into are deemed to be VIEs because they lack sufficient equity to finance the activities of the joint venture. We use a qualitative approach to determine if we are the primary beneficiary of the VIE, which considers factors that indicate a party has the power to direct the activities that most significantly impact the joint venture’s economic performance. In determining whether we are the primary beneficiary of the VIE, significant assumptions and judgments include the following: (1) identifying the significant activities and the parties that have the power to direct them; (2) reviewing the governing board composition and participation ratio; (3) determining the equity, profit and loss ratio; (4) determining the management-sharing ratio; (5) reviewing employment terms, including which joint venture partner provides the project manager; and (6) reviewing the funding and operating agreements. We analyze each joint venture initially to determine if it should be consolidated or unconsolidated into our financial statements:

•

A joint venture is consolidated into our financial statements if we are the primary beneficiary of a VIE, or hold the majority of voting interests of a non-VIE (and no significant participative rights are available to the other partners).

•	A joint venture is not consolidated into our financial statements if we are not the primary beneficiary of a VIE, or do not hold the majority of voting interest of a non-VIE.

We account for our unconsolidated joint ventures using the equity method of accounting. Under this method, we recognize our proportionate share of the net earnings of these joint ventures as “Equity in earnings (loss) of unconsolidated joint ventures”. Our maximum exposure to loss as a result of its investments in unconsolidated variable interest entities is typically limited to the aggregate of the carrying value of the investment and future funding commitments in these entities.

ESOP

We contribute shares of our own stock to the ESOP each year. Shares held by the ESOP or committed to be contributed to the ESOP are presented as temporary equity as they include a cash redemption feature that is not solely within our control. Throughout the year, as employee services are rendered, we record compensation expense based on salaries of eligible employees. Contributions of our common stock to the ESOP are made annually in amounts determined by our board of directors and are held in trust for the sole benefit of the participants. Shares allocated to a participant’s account are fully vested after six years of credited service, or in the event(s) of reaching age 65, death or disability while an active employee.

Upon retirement, death, termination due to permanent disability, a severe financial hardship, or the exercise of diversification rights, participants’ interests in their ESOP accounts are redeemable at

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Pursuant to 17 C.F.R. Section 200.83

the current price per share of the stock. Such per share prices are established by the ESOP Trustee, taking into account, among other things, the advice of a third party valuation consultant for the ESOP Trustee as well as the ESOP Trustee’s knowledge of the Company, as of the end of the plan year preceding distribution. Under the current terms of the ESOP, we are obligated to redeem eligible participants’ interests in their ESOP accounts for cash upon an employee’s election. We present all shares held by the ESOP as temporary equity on the consolidated balance sheet at their redemption value based on the share price as of the end of the preceding plan year. Following this offering, distributions from the ESOP will be made in our common stock. Upon receiving a distribution of our common stock from the ESOP, a participant will be able to sell such shares of common stock in the market, subject to any requirements of the federal securities laws.

Valuation of Common Stock

Prior to this offering, our share price was determined using a combination of income and market based methods that utilize unobservable Level 3 inputs, including significant assumptions such as forecasted revenue and operating margins, working capital requirements and weighted average cost of capital. Given the absence of a public trading market for our common stock, for all purposes related to the fair market value of our common stock, we have historically used the per share price of our common stock as established by the ESOP Trustee as of December 31 for each calendar year.

Self-Insurance

We are self-insured for a portion of our losses and liabilities primarily associated with workers’ compensation, general, professional, automobile, employee matters, certain medical plans, and project specific liability claims. Losses are accrued based upon our estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions, as provided by an independent actuary. The estimate of self-insurance liability includes an estimate of incurred but not reported claims, based on data compiled from historical experience.

Recent Accounting Pronouncements

See the information set forth in “Note 2—Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements” in the notes to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

A discussion of our off-balance sheet arrangements as of December 31, 2018 will be included in subsequent filings of this registration statement.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

We are exposed to interest rate risks related to the Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest, at our option, at either (i) the Base Rate (as defined in the Revolving Credit Facility) plus an applicable margin or (ii) LIBOR plus an applicable margin. As of December 31, 2018, we had outstanding borrowings under the Revolving Credit Facility of $                 million. Based on the $                 million outstanding under the Credit Agreement, an increase or decrease of 100 basis points in the Base Rate and/or LIBOR rates would result in an increase or decrease in annual interest expense of approximately $                 million.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Foreign Currency Exchange Risk

We are exposed to foreign currency exchange rate risk resulting from our operations outside of the U.S. We limit exposure to foreign currency fluctuations in most of our contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result of this natural hedge, we generally do not need to hedge foreign currency cash flows for contract work performed.

Commitments and Contingencies

We are subject to certain claims and assessments that arise in the ordinary course of business. Additionally, Parsons has been named as a defendant in lawsuits alleging personal injuries as a result of contact with asbestos products at various project sites. We believe that any significant costs relating to these claims will be reimbursed by applicable insurance and do not expect any of these claims to have a material adverse effect on our financial condition or results of operations. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. Management judgment is required to determine the outcome and the estimated amount of a loss related to such matters. Management believes that there are no claims or assessments outstanding which would materially affect our consolidated results of operations or our financial position.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

We are a leading provider of technology-driven solutions in the defense, intelligence and critical infrastructure markets. We provide technical design and engineering services and software to address our customers’ challenges. We have developed significant expertise and differentiated capabilities in key areas of cybersecurity, intelligence, defense, military training, connected communities, physical infrastructure and mobility solutions. By combining our talented team of professionals and advanced technology, we help solve complex technical challenges to enable a safer, smarter and more interconnected world.

Since our founding 75 years ago, we have built our reputation and business on our ability to successfully transform and innovate our services while leveraging cutting-edge technologies in order to expand our offerings. Whether our customers need a first-of-its-kind advanced missile development and testing facility, or an artificial intelligence enabled cloud platform to defend against cybersecurity threats, we deliver for our customers. We seek to grow by offering our clients innovative solutions supported by research and development, as well as acquisitions of emerging technologies. We have developed longstanding relationships with customers such as the U.S. military and intelligence agencies and state and local governments and agencies.

Advances in technology are dramatically shifting the operating landscape across our markets. Governments and companies are grappling with pressing challenges ranging from confronting increasingly sophisticated cybersecurity threats to upgrading aging systems and infrastructure. To address these challenges, our customers are actively seeking technology-enabled solutions to enhance and transform their operations and assets. Our wide-ranging capabilities enable us to provide our services and solutions across the defense, intelligence and critical infrastructure markets. As a leading technology-driven solutions provider with a proven track record, we believe we are well positioned to benefit from these trends and serve our customers’ evolving needs. We have capabilities in the following four areas that cut across our segments and business lines:

Systems Integration:    We provide engineering services and technology for large digital and physical systems with high technical complexity. We lead projects from concept development through design, implementation, testing and verification, ensuring interoperability of these complex, disparate systems.

Software Development:    We develop software and systems across many domains and mission-specific applications. Our experienced software engineers and developers design, develop, integrate, operate and sustain mission-critical software applications and systems across cyber, intelligence, defense and commercial customers.

Program Management:    We provide expertise and technology to advance our customers’ execution of large, complex projects within their defined time and cost parameters.

Critical Mission Support:    We provide a diverse set of technical services to help our nation’s military on land, sea, air and space. These services include mission training, protecting national airspace, fighting infectious diseases, digitizing the health environment, performing contingency operations and providing operations and maintenance for physical infrastructure.

Our customer relationships, which are based on a long history of successfully delivering complex technical services, are key to our success. We are often involved in the early stages of our customers’ planning processes, which allows us to efficiently optimize our service delivery model. These relationships, along with our technical expertise and access to talented human capital, allow us to successfully deliver solutions that meet our customers’ demanding technical and execution requirements.

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Pursuant to 17 C.F.R. Section 200.83

Technology and our people are our most important assets, allowing us to consistently deliver for our customers and help them solve their most pressing challenges. Investment in key technological capabilities is core to our business and helps us to stay at the forefront of the evolving trends across our end markets. To meet the challenges of tomorrow, we are focusing our technology investment on cybersecurity, machine learning, big data analytics and cloud applications. The work of our highly skilled and dedicated employees has enabled our long track record of continued innovation and execution on behalf of our customers. Our team of engineers, scientists, programmers and other specialists include PhDs and certified hackers and a large number of our skilled workforce hold government security clearances, which provides a significant competitive advantage for the highly technical and demanding work we perform.

We operate in two reporting segments, Federal Solutions and Critical Infrastructure, with revenue contribution of     % and     % and Adjusted EBITDA attributable to Parsons Corporation contribution of     % and     % for fiscal 2018.

Federal Solutions:     Our Federal Solutions segment is a high-end services and technology provider to the U.S. government, delivering timely, cost-effective solutions for mission-critical projects. With evolving threats, the U.S. government relies on us to innovate and enhance our technology-driven solutions, which help keep people safe. We provide advanced technologies, including cybersecurity, missile defense systems, military training, subsurface munitions detection, military facility modernization, logistics support, chemical weapon remediation and engineering services. We serve a broad set of U.S. government agencies, including the Missile Defense Agency, the United States intelligence community, the U.S. military, the Department of Energy and the Federal Aviation Administration.

Critical Infrastructure:     Our Critical Infrastructure segment provides integrated design and engineering services for complex physical and digital infrastructure around the globe. We are a technology innovator focused on next generation infrastructure. Our capabilities in design and project management allow us to deliver significant value to our customers by employing cutting-edge technologies, improving timelines and reducing costs. These solutions are delivered to aviation, ground transportation and industrial end markets. We serve a diverse global customer base including federal, state, municipal and industry customers such as Los Angeles World Airports, Canada’s Metrolinx, Dubai’s Roads and Transport Authority and the Port Authority of New York and New Jersey.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

We have successfully grown our business in each segment and on a consolidated basis. In fiscal 2018, we generated revenues of $                 billion, Revenue attributable to Parsons Corporation of $                 billion, net income (loss) attributable to Parsons Corporation of $                 million and Adjusted EBITDA attributable to Parsons Corporation of $                 million. In fiscal 2018, our Federal Solutions segment had     % year-over-year revenue growth, or     % excluding the results of Polaris Alpha, and our Critical Infrastructure segment had     % year-over-year revenue growth. The following table shows our growth over the last three years (in millions):

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results” and “Note 19—Segments Information” in the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our segment Revenue attributable to Parsons Corporation and segment Adjusted EBITDA attributable to Parsons Corporation.

In fiscal 2018, we achieved an overall win rate of     % on new contracts and task orders for which we competed and a win rate of more than     % on re-competed contracts and task orders (i.e., existing contracts or tasks orders which are up for bid) for existing or related business. As of December 31, 2018, our total backlog was $             million, an increase of     % from December 29, 2017.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Our Services and Solutions

Within each of our segments, we focus our services and solutions on the needs of customers in each of our business lines. Our services and solutions are differentiated by our people, processes and technology that work together to develop, rapidly prototype and deploy specialized hardware, software and infrastructure solutions to meet continually-evolving customer missions and challenges. Our capabilities of systems integration, software development, program management and critical mission support apply across our segments and business lines.

Critical Infrastructure Federal Solutions Cyber & Intelligence Geospatial Defense Mission Solutions Engineered Systems Connected Communities Mobility Solutions Industrial Systems Integration Design and manage complex systems across their entire life cycle Design, develop, integrate, test, operate, and maintain physical and digitalsystems Deliver enterprise end-to-end solutions for multi-domains Software Development Provide robust, cost-effective software solutions Build and deploy solutions in all major cloud architectures Utilize Scalable Agile Framework (SAFe) approach Program Management Plan, design, manage and deliver solutions through an integrated delivery platform Manage large, medium, and small company subcontractors Provide support services including configure management, data management, quality, risk manged and procurement Critical Mission Support Focus spans protecting national airspace to maintaining physical infrastructure Deliever logistics support including training, transportation, maintenance and disposition Apply critical technology tools including inventory management

Federal Solutions

Our Federal Solutions business provides engineering, software and hardware solutions and services. It is focused on five business lines: Cyber & Intelligence, Geospatial, Defense, Mission Solutions and Engineered Systems. Our growth strategy is to continue to expand our market position in the cybersecurity, intelligence, space and defense segments with solutions that allow our customers to conduct their missions effectively and efficiently.

•

Cyber & Intelligence—Our Cyber & Intelligence business line focuses on two related, but discrete markets: cybersecurity and intelligence. Our customers include the U.S. Army, the United States intelligence community, which consists of 16 separate United States government intelligence agencies, U.S. Cyber Command, the Department of Justice and the Department of Homeland Security. We provide cybersecurity software and engineering services, rapid hardware prototyping and other technical services.

•

An example is ThunderRidge, our tool that assists cyber operational users to develop action plans, assess cyber threats and disseminate situational awareness in real-time. ThunderRidge visually depicts a network’s topology comprised of diverse devices in a map-like display.

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•

Other representative product offerings include Legion, which was selected as the U.S. Army’s cyber platform; Advanced Video Activity Analytics, or AVAA, which enables the automated analysis of actionable data produced from massive volumes of motion imagery; Domain6, our cybersecurity toolset; and Topic Builder, an open source intelligence search engine.

•	Our Cyber & Intelligence team is comprised of nearly 2,000 professional engineers, computer scientists and data analysts as of January 31, 2019, many with high levels of security clearance.

•

Geospatial—Our Geospatial business line focuses on providing geospatial intelligence, big data analytics and threat mitigation technology services to the defense, intelligence, space and C5ISR end markets. Our customers include the NGA, National Reconnaissance Office, or NRO, and multiple units within the U.S. Department of Defense Special Operations Commands, or SOCOM.

•	An example is our work with NGA in providing automated capabilities to analyze, collect and expose geospatial intelligence content from the open source environment.

•	Our Geospatial team is comprised of over 400 engineers, software developers and analysts as of January 31, 2019, the majority of which have high-level security clearances.

•

Defense—Our Defense business line focuses on the missile defense, space and the C5ISR end markets. Our customers include the MDA, the U.S. Air Force, the U.S. Army, the NRO and U.S. Department of Defense military services. We provide mission planning for space situational awareness, small satellite systems integration, electronic warfare, directed energy modeling and simulation and command and control systems and support.

•

An example is our role as the prime SETA contractor for the MDA, facilitating key aspects of their mission, from battle management to next-generation multi-domain command and control. We have over 1,000 professionals working with MDA at multiple locations as of January 31, 2019. We provide weapons and missile defense systems engineering and command and control, battle management and communications (C2BMC) system support.

•

Other representative products include our Parsons Universal Modeling and Analysis (PUMA) modeling and simulation environment and our Command and Control Core (C2Core) mission planning and tasking suite that links requests, effects and operational guidance in a unified database.

•	Our Defense team is comprised of over 1,600 professional engineers and computer scientists as of January 31, 2019, many with high levels of security clearance.

•

Mission Solutions—Our Mission Solutions business line focuses on services and solutions to support military training and readiness and associated infrastructure. These services and solutions include converged cyber-physical solutions for critical infrastructure, and global military mission readiness and training. Customers include the Federal Aviation Administration, the U.S. Army, the United States intelligence community, the North Atlantic Treaty Organization, or NATO, and the Federal Emergency Management Agency, or FEMA. Representative offerings include live, virtual, constructive and gaming training, border protection technologies, converged physical and cyber security for industrial control systems and infrastructure upgrades including control systems, power systems, connected devices and smart meters.

•

Differentiated technologies include our information assurance and compliance qualifications, our RoMaN voice, video and data communications solution and our Domain6 cybersecurity toolset for industrial control systems protection.

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Pursuant to 17 C.F.R. Section 200.83

•	Our Mission Solutions team of nearly 1,000 technical professionals as of January 31, 2019 works globally to support military readiness, and many of these professionals hold security clearances.

•

Engineered Systems—Our Engineered Systems business line focuses on advanced technology services for advanced energy production systems, healthcare systems, environmental systems and associated infrastructure. Customers include the Department of Energy, the U.S. Army Corps of Engineers, the U.S. Air Force, the United States Postal Service, the Department of Labor, the Jet Propulsion Laboratory and the Department of Veterans Affairs. Representative offerings include nuclear waste processing and treatment, weapons of mass destruction elimination, program and project management, infectious disease control analytics and data protection.

•	Our expertise includes fluorinated organic chemicals, advanced digital classification and complex program and engineering management.

•

Our Engineered Systems team is comprised of over 1,700 personnel as of January 31, 2019, including experienced professional engineering and technical personnel, and many of these professionals hold security clearances.

Critical Infrastructure

Our Critical Infrastructure business provides engineering, program management, systems engineering and software solutions. It is focused on three business lines: Connected Communities, Mobility Solutions and Industrial. Our growth strategy includes leveraging our portfolio of sophisticated engineering solutions for complex physical infrastructure and their control systems to expand our portfolio of converged cybersecurity software and integrated transportation system integration software to our existing customers.

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Connected Communities—Our Connected Communities business line includes intelligent transportation system management, advanced train controls integration, smart cities software and critical infrastructure cyber protection. Our customers include the transportation authorities for the cities of Los Angeles, New York and Paris, the states or provinces of Georgia, Ontario and Texas and rail and transit entities including AMTRAK, CSX and the WMATA. Technology capabilities include positive and communications-based train controls systems integration, intelligent transportation network software, vehicle inspection data analytics software, tolling systems software and autonomous vehicle integration.

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An example is our role as provider of Advanced Traffic Management Systems, or ATMS, for transportation systems in seven U.S. states through our iNET platform. Our deployment for the Georgia Department of Transportation of our iNET platform connects over 8,500 sensors and improves transportation efficiency by reducing commutes through solutions such as the new reversible toll lanes in Atlanta’s Northwest Corridor.

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Our Connected Communities team is comprised of over 3,000 personnel as of January 31, 2019, and includes systems engineers, solution architects, data scientists and software developers throughout the United States and Europe.

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Mobility Solutions—Our Mobility Solutions business line provides engineering services for complex infrastructure including bridges and tunnels, roads and highways, airports and rail and transit. Within our diverse customer base, our customer relationships include the Port Authority of New York and New Jersey; the cities of Los Angeles, New York, Dubai and Toronto; the states or provinces of Texas, Florida and Ontario; and rail and transit entities including CSX, Metrolinx (Ontario, Canada) and Riyadh Metro. Our capabilities include technologies in long-

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span bridges, tunnels, international airports and automated people mover and baggage handling systems.

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An example is our role as key program manager for several international airports. We are the sole program manager of the recently awarded Diamond Head Extension Program at Honolulu International Airport and the Abu Dhabi International Airport, and a key program manager of the Landside Access Modernization Program for Los Angeles International Airport.

•	Another example is our role as the leading designer of the Tacoma Narrows Bridge, the largest twin tower suspension bridge in the world.

•	Our Mobility Solutions team is comprised of over 5,300 personnel as of January 31, 2019.

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Industrial—Our Industrial business line delivers engineering, program management and environmental solutions to private-sector industrial clients and public utilities. Customers are diverse with limited concentration, and include chemical, energy, utility, communications and manufacturing companies and some provincial agencies. Our capabilities include environmental remediation engineering, process engineering, cyber-physical security software and program management of capital projects.

•	Differentiated technology solutions include our Domain6 cybersecurity toolset, advanced environmental analytics and modeling and the application of augmented and virtual reality.

•	Our Industrial team is comprised of nearly 1,000 personnel as of January 31, 2019.

Our Market Opportunities

Technological progress is driving a swift pace of change, resulting in ongoing societal transformation, complicated geopolitical dynamics, a shifting threat landscape and the globalization of commerce. To address this evolving landscape, our customers are actively seeking technology-enabled solutions to upgrade and transform assets and operations. The below trends are key drivers of activity and growth in both our Federal Solutions and Critical Infrastructure segments.

Defense Spending Remains a Key Focus of the national agenda due to the reemergence of long-term strategic competition, which has been cited in the National Defense Strategy as the primary concern for U.S. national prosperity and security. This reemergence has resulted in increased global disorder and a security environment, defined by rapid technological change, which may be more complex than ever before. In September 2018, the President signed the U.S. Department of Defense appropriations bill, which approved a 2019 U.S. Department of Defense budget of $674.4 billion (an increase of almost 16% from the 2017 U.S. Department of Defense budget $582.7 billion). We believe the U.S. Department of Defense will continue to invest in space and cyberspace as warfighting domains, C5ISR, missile defense, advanced autonomous systems and resilient and agile logistics.

Cybersecurity is Mission Critical to U.S. National Security and cybersecurity threats are increasing in volume and sophistication as global connectivity and the rise of social media have led to an explosion in the amount of available and exploitable data. The proliferation of mobile devices, smart devices and cloud computing has vastly increased the need for enterprise-wide risk-based cybersecurity programs and governments have become increasingly aware of the need for a proactive approach to the risk of cyber-attacks. We believe that this market will continue to grow in response to the shifting threat landscape.

Consistent Need for Actionable Intelligence to Support U.S. Priorities is driving a shifting threat landscape that necessitates a greater need for collaboration and cooperation between

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intelligence agencies. There is a new demand for multi-domain command and control systems that are not designed for one particular warfighting domain, but are instead optimized to function cohesively across a spectrum of domains. This in turn drives a need for sophisticated data analytics to parse data into useful formats in real-time. To respond, we believe the United States intelligence community will need continued focus on information sharing and collaboration for improved intelligence accuracy and timeliness encompassing multiple forms of intelligence collection.

Global Infrastructure Needs Significant Replacements and Technology-Driven Upgrades. Aging physical infrastructure is strained by the swift pace of technological change. Critical infrastructure, specifically transportation infrastructure that is essential to national economic and security concerns including airports, bridges, and rail and transit systems, is particularly vulnerable. We believe aging infrastructure will continue to be replaced and supplanted by newer, smarter infrastructure with an increased focus on connectivity.

Urbanization Creates Demand for Smart Cities with Connected Populations. Cities around the globe increasingly demand new capabilities, such as sensor networks and communication strategies to connect streetlights, security cameras and emergency systems, to provide important real-time information and better serve their citizens. Better integrated corridor management solutions, intelligent transportation systems, advanced rail systems and updated telecommunication networks will keep cities around the world functioning as smart cities and serve as engines for economic growth.

Disruption of Legacy Service Delivery Models from Technology. Historical capital project management is changing with the introduction of cloud-connected computer-aided design, automation, big data, machine learning and other technologies. The introduction of these new technologies allows industry participants to reimagine existing value chains, address integrated lifecycle objectives, boost productivity and streamline project management. Industry participants that have the capability to embrace these new technologies to enhance their capability and service offering to higher value solutions will be well positioned to assist governments and communities in their transformation.

Amidst this disruption, we believe we are well-positioned to serve a large array of governments and companies. Across a diverse set of industries, we provide smart and agile solutions that address our customers’ concerns as they adapt to the rapid changes of a more interconnected and technology-driven world.

Our Competitive Strengths

Proven Track Record

Our 75 year proven track record is a result of our strong performance, the dedication of our employees and our longstanding customer relationships. We focus on being a company that delivers on its promises, holds integrity at the highest level and successfully assists our clients as they execute their most complex missions. Driven by our integrated people, process and technology approach, we have a reputation for innovation and are trusted with our customers’ most important endeavors.

Our differentiated business model has driven high win rates and strong financial performance, characterized by solid top and bottom line growth, high and growing backlog levels and low capital requirements. In fiscal 2018, we achieved an overall win rate of    % on new contracts and task orders for which we competed and a win rate of more than     % on re-competed contracts and task orders (i.e., existing contracts or tasks orders which are up for bid) for existing or related business. In fiscal 2018, our Federal Solutions revenues grew                 % and our Critical Infrastructure revenues grew     % year-over-year. As of December 31, 2018, our backlog was $                 , up                  % from year end fiscal 2017.

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Long-Term Customer Relationships

We maintain long-term relationships with key government and commercial customers, many of which span over 40 years. For example, in the Federal Solutions segment, we have been providing support to the MDA for over 30 years with approximately 1,000 personnel embedded with the customer as of January 31, 2019 and have provided services to the Department of Energy for over 50 years on a variety of projects and programs. In the Critical Infrastructure segment, we have supported the WMATA for over 50 years and have served as Program Manager for Yanbu Industrial City for over 42 years.

These longstanding relationships give us the insight and customer intimacy to align our research and development investments based on customer needs and enable high win rates for prime contract positions on the most technically demanding assignments. We believe that our position as a recognized leader in integrity, innovation, operational efficiency, safety and security performance, and our ability to deliver exceptional quality has resulted in a high level of repeat wins and has driven substantial customer loyalty. Market segments including cybersecurity, missile defense, C5ISR and smart and connected cities require leading-edge technologies and extensive technical know-how, and necessitate consistently exceptional performance, thus further entrenching us with our key customers and driving our long-term relationships.

Technology Innovation

We are on the forefront of developing sophisticated engineering and technical services and products for our customers, such as our iNET, Domain6, Legion and AVAA technology offerings. Our technical and management teams have a deep understanding of the products, their ecosystems and deployments, the customer and the processes necessary to create tailored solutions. We invested over $             million in fiscal 2018 in new technologies that we believe can disrupt our industries and transform our customers’ operations in meaningful ways.

Our competencies include delivering advanced technologies in cybersecurity, data and video analytics, cloud applications and migration and artificial intelligence. Our approach of agile development, rapid prototyping, quick reaction capability and low rate initial production delivers customers solutions from concept to full life cycle support. Our development environment includes customers and third party provider engagement, and embeds application and infrastructure security throughout. By leveraging people, processes and technologies, we focus on continually delivering innovative solutions to address our customers’ immediate and long-term challenges.

Scalable and Agile Business Offerings

Our scalable and agile offerings enable us to satisfy robust and evolving customer needs. The demanding environments where we operate are characterized by a need for high-confidence solutions, widespread application needs and mission critical outcomes. We pride ourselves on providing agile technologies through inventive and refined processes that provide quality outcomes to our customers on time sensitive projects. Our domain knowledge of our customers’ current and emerging requirements enables us to deliver responsive, high quality solutions on time. By having the ability to respond to customers’ requirements with global deployment capability, we are well positioned to be a single-source contractor for many of our customers’ needs.

Our technologies and platforms are designed to be applicable across end user markets and sub markets. This approach allows for scalable solutions that can be quickly and seamlessly integrated into multiple customer applications, regardless of geography or industry, allowing us to deploy a given service or platform across multiple markets.

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World Class Talent

Our most important asset is our team of talented employees, 15,633 as of January 31, 2019, whose technical expertise is sought by our clients for their most sophisticated applications and challenges. Our base of diverse, committed and passionate experts is critical to delivering our leading capabilities. Engineers, scientists, programmers and other employees choose us and stay with us for the opportunity to collaborate with our customers, deploy our expansive technical resources, rapidly bring bold ideas to market and work on leading solutions that enable a better world.

Our professionals are highly educated, with a wide range of technical acumen and in-depth domain knowledge and expertise. We have more than 10,300 degreed employees and over 3,100 highly credentialed employees, including those with registrations and certifications in technical areas like Agile methodology, Project Management, Registered Engineering, Architecture, Technology and Security as of January 31, 2019. Our diverse teams understand our clients, and are comprised of technology subject matter experts and professionals with deep customer knowledge and experience.

Our management team has significant experience executing strategies for delivering profitable growth and is recognized for operational excellence and leadership integrity. Our executive management team has an average tenure of 17 years with the company and averages over 32 years of industry or functional experience. They possess diverse leadership capabilities in the markets we serve and the solutions and technology we deliver.

Demonstrated Ability to Identify and Execute Acquisitions to Transform our Business

Strategic acquisitions that augment our technology offerings and capabilities are a key tenet of our growth strategy. We have completed five strategic acquisitions (four in Federal Solutions and one in Critical Infrastructure) since 2011, which collectively provided us with a wide variety of complementary technology capabilities, with an aggregate purchase price of $1.4 billion. This highlights our ability to successfully identify and execute on attractive opportunities to augment our leading technical offerings. These acquisitions include:

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OGSystems:    Acquired in 2019, OGSystems is a disruptive geo-intelligence solutions and immersive engineering provider that creates technology solutions for the United States intelligence community and the Department of Defense. OGSystems’ VIPER Labs and Immersive Engineering techniques serve as the catalysts for deployment of geospatial systems and software, embedded system threat analytics and cloud engineering solutions. OGSystems’ advanced hardware solutions include the PeARL family of sensors, combining industry-leading camera and optic lens technologies with our software solutions, yielding very high resolution 2D and 3D aerial imagery.

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Polaris Alpha:    Acquired in 2018, Polaris Alpha is an advanced, technology-focused provider of innovative mission solutions for national security, intelligence, defense and other U.S. federal customers. With leading technologies in artificial intelligence and a focus on machine learning and data analytics, Polaris Alpha has long-term customer relationships and is known as a technology disruptor.

•	Secure Mission Solutions: Acquired in 2014, Secure Mission Solutions is a leading provider of physical security services to the national security community.

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Delcan Technologies:    Acquired in 2014, Delcan Technologies is a multidisciplinary provider of engineering, planning, management and technology services offering a broad range of integrated systems and infrastructure solutions focused on mobility and urban autonomy.

•	Sparta: Acquired in 2011, Sparta is a leading provider of advanced systems engineering, cybersecurity and mission support services primarily to the national security and intelligence communities.

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We maintain a robust acquisition pipeline and are continually evaluating potential opportunities for disciplined growth by acquisition to further transform our business.

Our Strategy for Growth

Our growth strategy is focused on three pillars: Enhance, Extend and Transform. These include continually enhancing and optimizing our core business processes, extending our core business into high-growth and opportunity-rich adjacent markets and acquiring and integrating companies that possess transformative and disruptive technologies.

Enhance and Optimize our Core Operations

We are committed to enhancing and optimizing our core business and improving financial performance, including revenue growth, margin expansion and positive cash flow, using the following strategies:

•	Maintaining high re-compete rates.

•	Focusing on cross-selling a wide range of applicable services and solutions to our customers, including those added to our portfolio through acquisition.

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Continuing research and development investments in cybersecurity software, iNET, our intelligent transportation system connected city platform, modeling and simulation, data analytics and our software and security-as-a-service platforms.

•	Developing intellectual property and product offering from our investments.

•	Streamlining operations and processes to optimize overhead expenditures.

•	Increasing our presence and prime contractor positions on large omnibus IDIQ and Master Service Agreement contracts.

•	Expanding our talent pool in key strategic areas outside of high-employment zones.

•	Continuously evaluating and shaping our portfolio to divest, exit and de-emphasize lower-performing businesses and markets.

•	Rigorously managing our working capital to maximize cash flow.

Extend into Opportunity-Rich Adjacent Markets

We are extending our core markets through organically penetrating and expanding in market adjacencies requiring our core services and solutions. The characteristics of these markets encompass development, design and delivery of software and services leveraging cybersecurity, data analytics, cloud computing and Internet of Things applications with growth rates and margins that are on par or higher than our core. Our key market focuses include:

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Space—Extend our space situational awareness, small satellite integration, command and control and critical infrastructure solutions to our current space customers (MDA, Air Force, Space & Missile Command, NASA and NRO) and to new space customers in the government and commercial space markets.

•	Energy—Extend our cyber-physical security, energy efficiency, owner’s engineer, and critical infrastructure solutions to regulated utilities, oil and gas energy companies and federal energy customers.

•	Health—Extend our data analytics, artificial intelligence and cloud computing solutions to the federal disease research and greater federal healthcare ecosystem.

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•	Smart Cities—Extend our iNET platform to include enhanced cybersecurity, data analytics, machine learning, and cloud computing to expand coverage to additional global cities and regions.

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Critical Infrastructure Protection—Leverage our installed customer base and pursue market segments that are driven by high threat levels and regulatory concerns, so that we are positioned to implement our Domain6 cybersecurity toolset into the health, energy, government and industry facilities and transportation sectors.

This strategy extends the reach of our people, customer relationships and intellectual property to capture growing demand in the five market adjacencies. These markets demand information systems that are safe and secure, scalable, reliable, interoperable and mobile. In assessing potential areas of expansion or entry into adjacent markets, we maintain a strictly disciplined approach, always placing paramount importance on responsible growth in areas aligned with our strategy and core competencies.

Continued Acquisition and Integration of Transformative, Disruptive Technologies

We are transforming our business capabilities and business models through the acquisition of companies with additional software and hardware intellectual property in:

•	Cybersecurity software leveraging artificial intelligence algorithms across large data sets to further expand our coverage with large infrastructure and mobility systems.

•	Intelligence software focused on data capture, processing and configuration to produce actionable intelligence from large data sets.

•	IoT sensor systems integration, data capture and processing focused on mobility solutions for connected and smart cities.

•	Space and geospatial software to expand our small satellite command and control coverage, large data capture and analysis with embedded artificial intelligence to improve space operations.

Our objective is to continue to transform our business into a highly-scalable defense and infrastructure platform and increase revenue growth rates, margins and cash flows. Our acquisition strategy is focused on gaining additional intellectual property, resources and expertise to:

•	Increase the portion of our portfolio dedicated to software development and sales.

•	Sell more of our solutions through transactional and subscription business models, leveraging our expertise developed over the past 20 years in vehicle inspection.

•	Leverage our strong balance sheet and free cash flow to fund this strategy.

We seek to expand opportunities for long-term revenue growth, both by developing and acquiring capabilities that will allow us to reach new customers and by expanding our offerings for existing customers. We build on the foundation of our Enhance and Extend strategies and reinforce these strategies with acquisitions of companies with software, hardware and expertise in our target markets, services and solutions.

Backlog

We view growth in total backlog as a key measure of our business growth. We define backlog to include the following two components:

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Funded—Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts (excluding any revenue attributable to noncontrolling interests).

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Unfunded—Unfunded backlog represents the revenue value of orders for services under existing contracts for which funding has not been appropriated or otherwise authorized less previously recognized on these contracts (excluding any revenue attributable to noncontrolling interests).

Backlog includes the full contract award for IDIQ contracts where the scope of work the customer is contracting for is exclusively awarded to Parsons.

Our backlog includes orders under contracts that in some cases extend for several years. For example, the U.S. Congress generally appropriates funds for our U.S. federal government customers on a yearly basis, even though their contracts with us may call for performance that is expected to take a number of years to complete. As a result, our federal contracts typically are only partially funded at any point during their term and all or some of the work to be performed under the contracts may remain unfunded unless and until the U.S. Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

We expect to recognize                  of our funded backlog at December 31, 2018 as revenues in the following twelve months. However, our government customers may cancel their contracts with us at any time through a termination for convenience or may elect to not exercise option periods under such contracts. In the case of a termination for convenience, we would not receive anticipated future revenues, but would be permitted to recover all or a portion of our incurred costs and fees for work performed.

Competition

The industries we operate in consist of a large number of enterprises ranging from small, niche-oriented companies to multi-billion dollar corporations that serve many government and commercial customers. We compete on the basis of our technical expertise, technological innovation, our ability to deliver cost-effective multi-faceted services in a timely manner, our reputation and relationships with our customers, qualified and/or security-clearance personnel, and pricing. Our main competitors in Federal Solutions are U.S. federal systems integrators and service providers such as CACI International Inc, Leidos Holdings, Inc., Science Applications International Corporation, Booz Allen Hamilton, CSRA Inc., Perspecta Inc. and ManTech International Corporation. Our main competitors in Critical Infrastructure include AECOM, Jacobs Engineering Group Inc., WSP Global Inc. and Tetra Tech, Inc., as well as Siemens AG and Cisco Systems, Inc. in the connected communities market. Large defense firms or technology companies may develop products or services in the future that could compete with us.

Seasonality

Our results may be affected by variances as a result of seasonality we experience across our businesses. This pattern is typically driven by the U.S. federal government fiscal year-end, September 30. While not certain, it is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions in the weeks before the end of the U.S. federal government fiscal year in order to avoid the loss of unexpended U.S. fiscal year funds. In addition, we have also historically experienced higher bid and proposal costs in the months leading up to the U.S. federal government fiscal year-end as we pursue new contract opportunities expected to be awarded early in the following U.S. federal government fiscal year as a result of funding appropriated for that U.S. federal government fiscal year. Furthermore, many U.S. state governments with fiscal years ending on June 30 tend to accelerate spending during their first quarter, when new funding becomes available. We may continue to experience this seasonality in future periods, and our results of operations may be affected by it.

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Employees

As of January 31, 2019, we had 15,633 employees. We employ more than 10,300 degreed employees and over 3,100 highly credentialed employees, including those with registrations and certifications in technical areas like agile methodology, project management, registered engineering, architecture, technology & security. As of January 31, 2019, approximately 21% of our employees held security clearances and approximately 16% of our employees with security clearances held a Top Secret / Sensitive Compartmented Information-level clearance, which often requires the completion of a polygraph. In addition, our executive management has an average tenure of 17 years with the company and over 32 years of industry or functional experience. As of January 31, 2019, approximately 330 of our employees were covered by collective bargaining agreements. We continue to focus on our firm-wide hiring program to recruit and attract additional high quality and experienced talent and maintain close relationships with key academic institutions globally, which allows us to identify and target leading minds in key fields of study relevant to our business. We believe that our employee relations are good.

Properties

Our headquarters are located in Centreville, Virginia. As of December 31, 2018, we leased 202 commercial facilities (including our headquarters) with an aggregate of approximately 2.8 million square feet of space across 35 U.S. states and 18 countries used in connection with the various services rendered to our customers. Additionally, we operate at several customer-accredited Sensitive Compartmented Information Facilities, which are highly-specialized, secure facilities used to perform classified work for the United States intelligence community. We also have employees working at customer sites throughout the U.S. and in other countries. We believe our facilities are adequate for our current and presently foreseeable needs.

Intellectual Property

Our intellectual property portfolio consists of issued and pending patents as well as trademarks for many of our technologies. In addition, we maintain a number of trade secrets that we endeavor to protect to ensure their continuing availability to us. Our technical expertise is vital to our growth strategy, and we believe they are a core competitive advantage.

We rely upon a combination of nondisclosure agreements and other contractual arrangements, as well as copyright, trademark, patent and trade secret laws to protect our proprietary information. We also enter into proprietary information and intellectual property agreements with employees, which require them to disclose any inventions created during employment, to convey such rights to inventions to us and to restrict any disclosure of proprietary information. While protecting trade secrets and proprietary information is important, we are not materially dependent on maintenance of any specific trade secret or group of trade secrets.

During the normal course of business, we perform research and development and technology consulting services and related products in support of our customers. Typically these services do not depend on patent protection. In accordance with applicable law, our government contracts often provide government agencies certain license rights to our inventions, copyrights and other intellectual property. Government agencies may in turn sublicense to other contractors (including our competitors) the right to utilize our intellectual property. In addition, in the case of our work as a subcontractor, our prime contractor may also have certain rights to data, information and products we develop under the subcontract. At the same time, our government contracts often license to us patents, copyrights and other intellectual property owned by third parties.

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Regulation

Our business is impacted by government procurement, anti-bribery, international trade, environmental, health and safety and other regulations and requirements. Below is a summary of some of the significant regulations that impact our business.

Government Procurement.    The services we provide to the U.S. Government are subject to Federal Acquisition Regulation, or FAR, the Truth in Negotiations Act, Cost Accounting Standards, or CAS, the Services Contract Act, the False Claims Act, export controls rules and U.S. Department of Defense security regulations, as well as many other laws and regulations. These laws and regulations affect how we transact business with our clients and, in some instances, impose additional costs on our business operations. A violation of specific laws and regulations could lead to fines, contract termination or suspension of future contracts. Generally, our government clients can also terminate, renegotiate, or modify any of their contracts with us at their convenience; and many of our government contracts are subject to renewal or extension annually.

Anti-Bribery and other regulations.    We are subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. The U.K. Bribery Act of 2010 prohibits both domestic and international bribery, as well as bribery across both private and public sectors. In addition, an organization that “fails to prevent bribery” committed by anyone associated with the organization can be charged under the U.K. Bribery Act unless the organization can establish the defense of having implemented “adequate procedures” to prevent bribery.

International Trade.    We are subject to U.S. export control laws and regulations, including the International Traffic in Arms Regulations, or ITAR, and the Export Administration Regulations, or EAR, as well as U.S. economic and trade sanctions, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, or OFAC. To the extent we export items and provide services outside of the United States (or to certain parties in the United States), we must do so in compliance with these laws and regulations. These laws and regulations impose export licensing requirements, and we may not be successful in obtaining necessary licenses and other authorizations. Further, these laws and regulations restrict our ability to export items or provide services to certain countries and certain persons, including those that are the target of OFAC sanctions. Noncompliance with these or similar laws could lead to government investigations, penalties, reputational harm, and other negative consequences, and thereby could adversely affect our business and financial condition. Further, any change in these laws and regulations, or any shift in the approach to their enforcement or scope, or change to the countries, persons, or items targeted by such regulations, could potentially result in our decreased ability to export or sell items or services to existing or potential customers.

Environmental, Health and Safety.    We are subject to federal, state and local laws and regulations relating to environmental, health and safety matters, including, among other things, the handling, transport and disposal of regulated substances and wastes, including hazardous and radioactive materials; contamination by regulated substances and wastes; the types, quantities and concentration of materials that can be released into the environment; the acquisition of a permit or other approval before conducting regulated activities; the maintenance of information about hazardous materials used or produced in operations and provision of such information to employees, state and local government authorities and the public; and employee health and safety. Our previous ownership and current and previous operation of real property may subject us to liability pursuant to these laws or regulations. Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and related state laws, certain persons may be liable at sites where or from a release or

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threatened release of hazardous substances has occurred or is threatened. These persons can include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. The Resource Conservation and Recovery Act, or RCRA, regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. Under RCRA, persons may be liable at sites where the past or present storage, handling, treatment, transportation, or disposal of any solid or hazardous waste may present an imminent and substantial endangerment to health or the environment. These persons can include the current owner or operator of property where disposal occurred, any persons who owned or operated the property when the disposal occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under RCRA is strict and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. Violations and liabilities with respect to environmental, health and safety laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. Additionally, Congress, state legislatures, local governing bodies and federal and state agencies frequently revise environmental laws and regulations, and any changes could result in more stringent or costly requirements for our operations. Our costs related to complying with environmental, health and safety laws and regulations have not been material in the past and are not currently material to our total operating costs or cash flows. However, if we have any violations of, or incur liabilities pursuant to these laws or regulations in the future, our financial condition and operating results could be adversely affected. In addition, in the unlikely event that we are required to fund remediation of a contaminated site, the statutory framework might allow us to pursue rights of contribution from other potentially responsible parties.

We maintain a compliance program designed to ensure compliance with the various regulations and requirements applicable to us. The compliance program, managed by our Chief Ethics and Compliance Counsel and overseen by our Chief Compliance Officer, includes an annual audit of performance with respect to our codes of ethics and business conduct and the adequacy of our compliance program, among other initiatives.

Legal Proceedings

Our performance under our contracts and our compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review and investigation by our customers, including the U.S. federal government. In addition, we are from time to time involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes, environmental matters and other business matters. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, except as noted below, we believe there are no pending lawsuits or claims that may have a material adverse effect on our business, financial condition or results of operations.

On or about March 1, 2017, the Peninsula Corridor Joint Powers Board, or the JPB, filed a lawsuit against Parsons Transportation Group, Inc., or PTG, in the Superior Court of California, County of San Mateo, in connection with a positive train control project on which PTG was engaged prior to termination of its contract by the JPB. PTG had previously filed a lawsuit against the JPB for breach of

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contract and wrongful termination. The JPB seeks damages in excess of $100.0 million, which we are currently disputing. In addition to filing our complaint for breach of contract and wrongful termination, we have denied the allegations raised by the JPB and, accordingly, filed affirmative defenses. We are currently defending against the JPB’s claims and the parties are still engaged in discovery. We also have a professional liability insurance policy to the extent the JPB proves any errors or omissions occurred. At this time, it is too soon to determine the outcome of the litigation or assess the potential range of exposure, if any. We have also filed a third party claim against a subcontractor for indemnification in connection with this matter.

In September 2015, a former Parsons employee filed an action in the United States District Court for the Northern District of Alabama against us as a qui tam relator on behalf of the United States (the “Relator”) alleging violation of the False Claims Act. The United States government did not intervene in this matter as it is allowed to do so under the statute. We filed a motion to dismiss the lawsuit on the grounds that the Relator did not meet the applicable statute of limitations. The District Court granted our motion to dismiss. The Relator’s attorney appealed the decision to the United States Court of Appeals of the Eleventh Circuit, which ultimately ruled in favor of the Relator, and we petitioned the United States Supreme Court to review the decision. The Supreme Court accepted the petition and the case has been briefed and is scheduled for hearing on March 19, 2019.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of January 31, 2019:

Name	Age	Position(s)
Executive Officers
Charles L. Harrington(4)	60	Chairman, Chief Executive Officer, President and Director
George L. Ball	60	Chief Financial Officer
Carey A. Smith	55	Chief Operating Officer
Adam W. Taylor	40	Chief Transformation and Administrative Officer
Michael R. Kolloway	58	Chief Legal Officer and Secretary

Non-Employee Directors
Kenneth C. Dahlberg(1)(2)	74	Director
Mark K. Holdsworth(3)(4)	53	Director
Steven F. Leer(1)(2)	65	Director
Tamara L. Lundgren(1)(4)	60	Director
James F. McGovern(3)(4)	72	Director
Harry T. McMahon(1)(2)	65	Director
M. Christian Mitchell(2)(3)(4)	63	Director
Major General Suzanne M. “Zan” Vautrinot, USAF (ret)(2)(3)	59	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the executive committee.

Executive Officers

Charles L. Harrington was appointed our Chief Executive Officer in May 2008, Chairman of our board of directors in November 2008 and President of Parsons Corporation in 2009. Before his appointment in 2006 as Executive Vice President, Chief Financial Officer and Treasurer of Parsons, Mr. Harrington was the founding President of one of our business units. Mr. Harrington also serves on the board of directors of AES Corporation and J.G. Boswell Company. Further, he serves on several non-profit boards of directors, including the California Science Center Foundation Board of Trustees and the California Polytechnic State University San Luis Obispo Foundation board of directors. Mr. Harrington received a bachelor of science in engineering from California Polytechnic State University and a masters of business administration from the University of California, Los Angeles (UCLA) Anderson School of Management. Mr. Harrington was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and President, as well as his operations and finance industry experience.

George L. Ball was appointed our Chief Financial Officer in May 2008. Mr. Ball has held a succession of senior financial and management positions with us over the past 13 years. Previously, he was Senior Vice President, Financial Systems and Control, of Parsons Corporation from March 2007 to May 2008 and Vice President, Finance, of Parsons Development Company from October 2004 to February 2008. Since joining us in 1995, he has served in various capacities including Corporate Controller and International Division Manager of the Infrastructure & Technology Group. Mr. Ball has more than 36 years of experience in finance and accounting roles for both public and private

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companies. In addition to his responsibilities with us, he serves on the board of directors of NCI Building Systems, Inc., Wells Fargo Real Estate Investment Corporation and the Los Angeles Arboretum Foundation Board of Trustees. Mr. Ball is a certified public accountant and holds a bachelor of science degree in accounting from Drexel University in Philadelphia, Pennsylvania.

Carey A. Smith was appointed Chief Operating Officer in November 2018. Prior to that, Ms. Smith led Parsons’ Federal Solutions business from November 2016. Before joining Parsons, Ms. Smith served in progressive leadership roles at Honeywell International Inc. (“Honeywell”) from 2011 to 2016, including President of the Defense and Space business unit, Vice President of Honeywell Aerospace Customer and Product Support and President of Honeywell Technology Solutions, Inc. Prior to joining Honeywell, Ms. Smith held various positions with Lockheed Martin Corporation (and legacy companies through acquisition) from 1985 to 2011. In total, Ms. Smith has 33 years of aerospace and defense experience. Ms. Smith has also served on the NN Inc. board of directors, including on the Governance and Audit Committees, and in several capacities for the Professional Services Council, including on the board of directors and Executive Committee. Ms. Smith received a master of science degree in electrical engineering from Syracuse University and a bachelor of science in electrical engineering from Ohio Northern University.

Adam W. Taylor was appointed Chief Transformation and Administrative Officer in 2018. Prior to joining Parsons, Mr. Taylor served as the Chief Strategy Officer and Senior Vice President of Veritiv Corporation from 2015 to 2018. Additionally, Mr. Taylor served as Vice President of Strategy and Innovation and Corporate Development for Office Depot from 2014 to 2015. Previously, Mr. Taylor held various executive roles in strategy, corporate development and operations for AT&T. Further, Mr. Taylor has worked in private equity, co-founded and operated two separate medical communications software companies and held advisory roles with other operating companies. Mr. Taylor holds a bachelor of arts degree in economics from Tulane University, a master of business administration degree from Suffolk University and a juris doctor from Suffolk Law School.

Michael R. Kolloway was appointed General Counsel and Corporate Secretary of Parsons Corporation in October 2017 and later became our Chief Legal Officer in January 2019. Before assuming the role of General Counsel and Corporate Secretary, Mr. Kolloway served as Deputy General Counsel – Americas from March 2016 through October 2017. Before joining Parsons, Mr. Kolloway served as Senior Vice President and Assistant General Counsel for Operations and Risk Management at AECOM Technology Corporation, a publicly traded company. Prior to his tenure at AECOM, Mr. Kolloway was a partner in the Chicago law firm of Rock, Fusco & Garvey, Ltd and a member of the Federal Trial Bar for the Northern District of Illinois. Mr. Kolloway received his bachelor of arts degree from St. Norbert College and his juris doctor from the University of Illinois College of Law.

Non-Employee Directors

Kenneth C. Dahlberg joined our board of directors in 2011. Until 2009, Mr. Dahlberg was Chairman, Chief Executive Officer and President of Science Applications International Corporation (“SAIC”) from 2004 to 2009. Before joining SAIC, he was Executive Vice President of General Dynamics from 2001 to 2003. Prior to General Dynamics, Mr. Dahlberg worked at the Raytheon Company from 1997 to 2001, serving as President and Chief Operating Officer of Raytheon Systems Company from 1997 to 2000, and subsequently, as President of Raytheon International to 2001. Prior to his service at Raytheon, Mr. Dahlberg was Senior Vice President of Hughes Aircraft and Corporate Vice President of Hughes Electronics. Mr. Dahlberg is also a director on the board of directors of Teledyne Technologies, Inc. and previously was a director at Motorola Solutions. Mr. Dahlberg received a bachelor’s degree in electrical engineering from Drexel University and a master’s degree in electrical engineering from the University of Southern California.

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Mark K. Holdsworth joined our board of directors in 2006. From 1999-2018, Mr. Holdsworth was a Co-Founder, Managing Partner and an Operating Partner of Tennenbaum Capital Partners, LLC (“TCP”), a Los Angeles-based private multi-strategy investment firm that was acquired by BlackRock, Inc. in August 2018. Additionally, Mr. Holdsworth is the Founder of Holdsworth & Co., LLC, a private family office. Prior to joining TCP, Mr. Holdsworth was an investment banker and a Principal of Tennenbaum & Co., LLC, the predecessor to TCP. Mr. Holdsworth has almost 20 years of board experience and specializes in active management oversight, strategy, M&A activity and complex financings. He has also served as a board director or board chairperson of many public and private companies in a variety of industries. Mr. Holdsworth earned a bachelor of arts degree from Pomona College, a bachelor of science degree from the California Institute of Technology and a master of business administration degree from Harvard Business School. We believe Mr. Holdsworth is qualified to serve on our board of directors due to his substantial business and corporate finance experience from key leadership positions in numerous public and private companies.

Steven F. Leer joined our board of directors in 2013. Mr. Leer is the former Chairman of the board of directors of Arch Coal, Inc., a position he held from 2005 to April 2015. He previously served as Chief Executive Officer and President of Arch Coal from 1992 to 2012 and from 1992 to 2006, respectively. Prior to Arch Coal’s formation, Mr. Leer served as President and Chief Executive Officer of Arch Mineral Corporation, one of Arch Coal’s predecessor companies, from 1992 to 2012. In addition, he serves on the boards of directors of Norfolk Southern Corporation, USG Corporation and Cenovus Energy Inc. and is a former regent of the University of the Pacific and a former trustee of Washington University in St. Louis. Mr. Leer earned a bachelor of science degree from the University of the Pacific and a master of business administration degree from Washington University’s Olin School of Business. We believe Mr. Leer is qualified to serve on our board of directors due to his management experience as an executive and director of various companies in the manufacturing, energy and transportation industries.

Tamara L. Lundgren joined our board of directors in 2011. Ms. Lundgren is the President and Chief Executive Officer of Schnitzer Steel Industries, Inc. (“SSI”), having held both positions since 2008. Previously, Ms. Lundgren served as Executive Vice President and Chief Operating Officer of SSI from 2006 to 2008 and Vice President and Chief Strategy Officer from 2005 to 2006. Before joining SSI, Ms. Lundgren was a Managing Director at both JPMorgan Chase and Deutsche Bank, and a partner in the law firm Hogan & Hartson, LLP. Ms. Lundgren is a member of the board of directors of Ryder System, Inc. and the Federal Reserve Bank of San Francisco. She is also on the Executive Committee of the board of directors of the U.S. Chamber of Commerce and previously served as the chairman of the Chamber of Commerce’s board of directors from 2014 to 2015. In 2016, Ms. Lundgren was appointed by President Obama to the President’s Advisory Committee for Trade Policy and Negotiations and was re-appointed by President Trump. Ms. Lundgren is a member of the Business Roundtable, the Committee of 200 and the President’s Advisory Council of Wellesley College. Ms. Lundgren earned a bachelor of arts degree from Wellesley College and a juris doctorate degree from the Northwestern University School of Law. We believe Ms. Lundgren is qualified to serve on our board of directors due to her extensive leadership experience as an executive and director at Schnitzer Steel Industries, Inc., as well as her legal and finance experience.

James F. McGovern joined our board of directors in 2005. Mr. McGovern also serves as Senior Managing Director of McGovern & Associates, and as the Chief Executive Officer and President of Dunhill Technologies, LLC. Previously, Mr. McGovern served as the President and Chief Operating Officer of Calpoint, LLC and President of Teledyne Brown Engineering, Inc. From 1986 to 1989, Mr. McGovern served as Under Secretary and Acting Secretary of the United States Air Force, and Mr. McGovern has also served as Chief of Staff of the Senate Committee on Armed Services. Mr. McGovern’s civilian career began as an attorney with the law firm of Dickstein, Shapiro, Morin & Oshinsky, LLP where he specialized in corporate finance, mergers and acquisitions. Mr. McGovern, in

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addition to serving on our board of directors, also has been an Independent Director of Ingram Micro Inc. since 2016. Mr. McGovern received a bachelor of science degree from the United States Naval Academy and a juris doctorate degree from Georgetown University School of Law. We believe Mr. McGovern is qualified to serve on our board of directors due to his substantial business, management and legal experience, as well as his leadership experience in the government sector.

Harry T. McMahon joined our board of directors in 2018. Mr. McMahon previously served as Executive Vice Chairman of Bank of America Merrill Lynch from 2009 to 2015, co-head of Global Corporate Finance from 1998 to 2003 and Vice Chairman from 2003 to 2009. He currently serves as an independent director at California Resources Corporation, where he also chairs its Compensation Committee. Mr. McMahon also serves on the board of directors at Cottage Health, a non-profit hospital system, and is a Trustee of Claremont McKenna College, where he was previously Board Chair for eight years. He earned a bachelor of arts degree and honorary doctorate from Claremont McKenna College and a masters of business administration from the University of Chicago Booth School. We believe that Mr. McMahon is qualified to serve on our board of directors due to his substantial experience in the finance and banking sectors as well as his leadership and advisory experience.

M. Christian Mitchell joined our board of directors in 2012. Mr. Mitchell was National Managing Partner of Deloitte & Touche LLP’s mortgage banking and finance practice from 2001 to 2003. Before his position as National Managing Partner, his roles within Deloitte included Regional Managing Partner for various practices. Mr. Mitchell currently serves as a director for Pacific Premier Bancorp, Inc., Stearns Holdings, LLC and Western Asset Mortgage Capital Corporation. In addition, since 2008 Mr. Mitchell has served as Vice Chairman of the board of directors of Marshall & Stevens. Mr. Mitchell also serves as Chairman Emeritus of the Pacific Southwest Chapter of the National Association of Corporate Directors (“NACD”), and has served on the national board of directors of NACD since 2017. He is recognized by NACD as a Board Leadership Fellow and was named to the “100 Most Influential People in Corporate Governance” list by Directorship magazine in 2011 and 2012. Mr. Mitchell earned a bachelor of science degree in accounting, summa cum laude, from the University of Alabama. We believe Mr. Mitchell is qualified to serve on our board of directors due to his substantial business, finance and accounting experience from his leadership positions in numerous public and private companies.

Major General Suzanne M. “Zan” Vautrinot, USAF (ret) joined our board of directors in 2014. Maj. Gen. Vautrinot is President of Kilovolt Consulting, Inc., a cybersecurity strategy and technology consulting firm, and has served as President since October 2013. She serves as a director on the boards of directors for Symantec Corporation, Ecolab Inc., the Battelle Memorial Institute, and Wells Fargo & Company. Before retiring in October 2013 after 31 years of service, she was a Major General in the United States Air Force and served as Commander, 24th Air Force, Air Forces Cyber and Air Force Network Operations. Ms. Vautrinot earned a bachelor of science degree from the United States Air Force Academy, a master of science degree from the University of Southern California and a master of science degree from the Air University Air Command and Staff College. We believe Ms. Vautrinot is qualified to serve on our board of directors due to her leadership experience in numerous executive and director roles in the security, technology and finance industries, as well as her extensive military and government experience.

Board Composition

Our bylaws that will become effective upon the closing of this offering provide that our board of directors shall consist of nine members. Currently, our board of directors consists of nine members: Mmes. Lundgren and Vautrinot and Messrs. Dahlberg, Harrington, Holdsworth, Leer, McGovern, McMahon and Mitchell.

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In accordance with our certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Tamara L. Lundgren, James F. McGovern and Harry T. McMahon, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be Mark K. Holdsworth, Steven F. Leer and M. Christian Mitchell, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•

the Class III directors will be Kenneth C. Dahlberg, Charles L. Harrington and Major General Suzanne M. Vautrinot, USAF (ret), and their terms will expire at the annual meeting of stockholders to be held in 2022.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our board of directors has determined that upon completion of this offering, Mmes. Lundgren and Vautrinot and Messrs. Dahlberg, Holdsworth, Leer, McGovern, McMahon and Mitchell will be independent directors. In making this determination, our board of directors applied the                  listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In evaluating the independence of Mmes. Lundgren and Vautrinot and Messrs. Dahlberg, Holdsworth, Leer, McGovern, McMahon and Mitchell, our board of directors considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The board of directors also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Mmes. Lundgren and Vautrinot and Messrs. Dahlberg, Holdsworth, Leer, McGovern, McMahon and Mitchell are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

Both the Nominating and Corporate Governance Committee and the board of directors seek the talents and backgrounds that would be most helpful to Parsons in selecting director nominees. In particular, the Nominating and Corporate Governance Committee, when recommending director candidates to the full board of directors for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of board members that represents a diversity of background and experience.

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairman of the board of directors and chief executive officer. Our board of directors currently believes that our existing leadership structure is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our shareholders.

Mr. Harrington serves as our Chief Executive Officer, President and Chairman of the board of directors. Our board of directors believes that Mr. Harrington’s services as Chairman of the board of

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directors, Chief Executive Officer and President is in the best interest of the Company and its shareholders. Mr. Harrington possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face and is thus best positioned to develop agendas that ensure that the board of directors’ time and attention are focused on the most critical matters. Specifically, his combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to our shareholders, employees, customers and manufacturers.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our board of directors and its committees take an active role in overseeing the management of our risks and bear the ultimate responsibility for of risk management. The board of directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the board of directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our board of directors.

In addition, we expect that our four board of directors committees will assist the board of directors in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee will coordinate the board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The Nominating and Corporate Governance Committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. The Executive Committee will assist the board of directors in conducting its duties, including meeting with greater frequency than the board of directors in connection with key actions to be taken by us, such as major acquisitions, divestitures, mergers or changes in capital structure or ownership, in addition to meeting on an ad hoc basis in order to review major investments or divestitures outside of our normal investment plan. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full board of directors.

Codes of Business Conduct and Ethics

We have adopted written codes of business conduct and ethics that apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and to third parties with whom we conduct business, including agents, representatives, joint venture partners, consultants and subcontractors. We have posted current copies of these codes on our website, www.parsons.com. In addition, we intend to post on our website all disclosures that are required by law or                  listing standards concerning any amendments to, or waivers from, any provision of the codes.

Controlled Company Exception

After giving effect to this offering, the ESOP will continue to control a majority of the voting power of our outstanding common stock. As a result, under our certificate of incorporation, the ESOP will be

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able to nominate a majority of the total number of directors comprising our board of directors and we will remain a “controlled company” within the meaning of the                 corporate governance standards. As a controlled company, exemptions under the                 standards will mean that we are not required to comply with certain corporate governance requirements, including the following requirements:

(1)	that a majority of our board of directors consist of independent directors;

(2)	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

(3)	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and

(4)	for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we intend to comply with these listing requirements whether or not we are a controlled company, there is no guarantee that we will not take advantage of these exemptions in the future. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the                 corporate governance requirements.

Board Committees

Following this offering, we anticipate that we will have the following board of directors committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•

reviews our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

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•	at least annually, reviews the audit committee charter and reviews and evaluates the performance of the audit committee and its members, including compliance by the audit committee with its charter.

After this offering, we expect that the members of our audit committee will be Mr. Mitchell (chairperson), Mr. Leer, Mr. Dahlberg, Mr. McMahon and Ms. Vautrinot. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and                 . Our board of directors has determined that M. Christian Mitchell is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of                 . Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has also determined that each of the members are independent under the heightened audit committee independence standards of the SEC and                 . As allowed under the applicable rules and regulations of the SEC and                 , we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and                .

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluates the performance of these officers in light of those goals and objectives, and recommends to our board of directors the compensation of these officers based on such evaluations;

•	recommends to our board of directors the issuance of stock options and other awards under our stock plans; and

•

at least annually, reviews the compensation committee charter and reviews and evaluates the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

After this offering, we expect that the members of our compensation committee will be Ms. Lundgren (chairperson), Mr. Dahlberg, Mr. Leer and Mr. McMahon. Our board of directors has determined that each of the members of our compensation committee is independent under the applicable rules and regulations of                  and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and                 .

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The nominating and

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corporate governance committee will also, at least annually, review its committee charter and review and evaluate the performance of the nominating and corporate governance committee and its members, including compliance by the committee with its charter. After this offering, we expect that the members of our nominating and corporate governance committee will be Mr. Holdsworth (chairperson), Ms. Vautrinot, Mr. McGovern and Mr. Mitchell. Our board of directors has determined that each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of                 relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and                 .

Executive Committee

The executive committee is responsible for providing our board of directors with considerations and recommendations regarding our business strategy. In addition, among other matters, the executive committee is responsible for reviewing key actions to be taken by us, such as major mergers, acquisitions, major investments or divestitures of assets outside our normal investment plans, and conducting periodic reviews of the executive committee’s performance, assessing the adequacy of its charter and recommending changes to the board of directors. The executive committee is authorized with all the powers of the board of directors, except for powers specifically denied by the executive committee charter, including, but not limited to, declaring or paying dividends, amending our bylaws or articles of incorporation, issuing stock and making or approving capital expenditures exceeding $5.0 million. After this offering, we expect that the members of our executive committee will be Mr. Harrington (chairperson), Mr. McGovern, Mr. Holdsworth, Ms. Lundgren and Mr. Mitchell.

Compensation Committee Interlocks and Insider Participation

During fiscal 2018, the members of our compensation committee were Ms. Lundgren, Mr. Dahlberg, Mr. Leer and Mr. McMahon. No member of our compensation committee is or has been a current or former officer or employee of Parsons or had any related person transaction involving Parsons. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of Parsons’ compensation committee during fiscal 2018.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation that will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws that will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in

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each case to the fullest extent permitted by Delaware law. Our bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

See “Executive Compensation—Elements of Executive Compensation—Director Compensation” for information regarding compensation for members of our board of directors.

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EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. In addition, we explain how and why our board of directors and the Compensation Committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during fiscal 2018.

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program for the following executive officers, to whom we refer collectively in this prospectus as the named executive officers, or NEOs, for fiscal 2018.

•	Charles L. Harrington, Chairman, Chief Executive Officer, President and Director;

•	George L. Ball, Chief Financial Officer;

•	Carey A. Smith, Chief Operating Officer;

•	Michael W. Johnson, Chief Development Officer (resigned in January 2019); and

•	Michael R. Kolloway, Chief Legal Officer and Secretary

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Compensation Summary Chart

How we performed in fiscal 2018… •

How we determine pay…

•  Base salaries reflect each NEO’s role, responsibility and experience

•  Design pay programs to reward executives for positive company performance and align with employee beneficial shareholder interests by having a significant portion of compensation composed of performance based and long-term incentive awards.

•  Set competitive pay levels commensurate with market, performance and the need to retain executive officers of outstanding ability and potential

•  In addition to the advice of the Compensation Committees independent compensation consultant, relevant qualitative factors are considered

How we pay our NEOs…

•  Significant portion of pay that is performance based

•  Base salaries reflect each NEO’s role, responsibility and experience

•  Annual target incentive awards based on a mix of financial objectives (90%) and qualitative based on individual objectives (10%)

•  Long-term incentives granted at target levels using a portfolio of awards, including a performance-based award with a three-year cliff vest, in which 50% is based on cumulative awards and 50% is based on net operating income margin

How we address risk and governance…

•  Provide an appropriate balance of short- and long-term compensation, with payouts based on the company’s achievement of certain objective financial metrics and specific business area objectives

•  Follow practices that promote good governance and serve the interests of our employee beneficial shareholders, with maximum payout caps for annual cash incentives and long-term performance awards

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Executive Compensation Philosophy

We believe in providing a competitive total compensation package to our NEOs through a combination of base salary, performance-based incentive awards, long-term incentive awards and broad-based welfare and health benefit plans. Our executive compensation program is designed to achieve the following objectives:

•	attract, motivate and retain executive officers of outstanding ability and potential, whose knowledge, skills and performance are critical to our success;

•	reward the achievement of short term and long-term strategic goals, and

•	ensure that executive compensation is meaningfully related to the creation of employee beneficial shareholders value.

Executive Compensation Design

As a privately held company, our executive compensation program, which covers our NEOs, consists of a combination of base salary, short-term cash bonus opportunities and long-term incentives through the use of phantom equity that is designed to reward performance that meets or exceeds expectations. Phantom equity is compensation that is linked to our share price, but generally is paid in cash. Our NEOs are also entitled to certain employee benefits that are available to all of our employees, and limited perquisites.

We have structured our short-term incentive opportunities to focus on the achievement of specific short-term financial objectives that will further our longer-term growth objectives. We use our long-term incentive compensation to provide incentives for our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our employee beneficial shareholders. We believe that long-term incentive compensation in the form of phantom equity, which is linked to our share price, aligns our executive officers interests with the long-term interests of our employee beneficial shareholders. Going forward, we plan to continue having long-term incentive awards tied to our equity value, but to have such awards paid in the form of our common stock.

Executive Compensation Setting Process

Role of the Compensation Committee.    Our board of directors delegated to the Compensation Committee the responsibility for overseeing, reviewing, and approving our compensation arrangements and benefit plans and policies. In addition, the Compensation Committee annually reviews and approves or recommends to the board of directors for its approval of our NEO compensation program.

Historically, the Compensation Committee, as applicable, reviewed each component and the aggregate level of compensation, as well as a mix of additional relevant factors outlined in the Use of Comparative Market Data and Qualitative Factors below, in setting compensation for our NEOs. We used private market data, and in the case of the Chief Executive Officer, or CEO, a combination of private market data and public company peer data, in part, to assess the competitiveness, reasonableness and appropriateness of individual executive compensation elements and of our overall NEO compensation packages.

Role of Executive Officers.    The CEO, as a member of our board, attends board of director and Compensation Committee meetings and actively participates in determining our executive compensation philosophy, design, incentive target amounts, and incentive payouts. Our finance department works with our Chief Human Resources Officer and CEO to gather financial and operational data that the CEO reviews in making his recommendations. From time to time our CFO and Chief Legal Officer attend meetings (or portions thereof) of the board of directors to present

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information and answer questions pertaining to our executive compensation structure. No executive officer, including our CEO, participates directly in the final determinations regarding his or her own compensation. While the Compensation Committee considers these recommendations in its deliberations, it exercises its own independent judgment in approving the executive compensation of our NEOs.

Role of Compensation Consultant:    Pearl Meyer & Partners, LLC., or Pearl Meyer, a national compensation consulting firm, has assisted the Compensation Committee in developing our CEO compensation program for 2018. Among other things, the Compensation Committee directed Pearl Meyer to provide its analysis of whether our existing compensation strategy and practices were consistent with our compensation objectives and to assist us in modifying our compensation program for our CEO to better achieve our objectives. As part of its duties, Pearl Meyer has performed the following projects for the Compensation Committee:

•	assisted in the development of a compensation peer group composed of public companies in similar industries with revenues comparable to us;

•	provided compensation data for similarly-situated CEO’s at our peer group companies;

•	updated the Compensation Committee on emerging trends and best practices in the area of executive compensation; and

•	provided private survey data for broad based employee compensation.

Assessing Compensation Competitiveness

Our Compensation Committee has used private survey data relating to the compensation practices of other companies within and outside our industry as a reference source, in addition to other relevant factors, in determining our executives’ compensation, other than the CEO. Typically, our Compensation Committee applied its independent judgment to make compensation decisions and did not formally benchmark our executive compensation against any particular group of companies or use a formula to set our NEOs’, other than the CEO’s, compensation in relation to this data.

The Compensation Committee did, however, use a combination of private company survey data and public company peer data relating to the compensation practices as a reference source in determining CEO compensation. The following public company peer group was used as a reference source in its 2018 CEO compensation deliberations:

AECOM	Leidos Holdings, Inc
CACI International Inc	ManTech International Corporation
Engility Holdings, Inc	Stantec, Inc
Fluor Corporation	Tetra Tech, Inc
Jacobs Engineering Group, Inc	WSP Global Inc

In connection with its engagement with Pearl Meyer in 2018, the Compensation Committee directed Pearl Meyer to develop a compensation peer group to assist in developing our named executive officer compensation program for 2019. Pearl Meyer provided the Compensation Committee with a recommended list of peer companies from the engineering and construction, aerospace and defense, environmental and facilities services and research and consulting services industries that Pearl Meyer and the Compensation Committee determined compete with us for talent as they are in the same or related industries. We also considered the revenue, operating income, net income, cash flow and debt to income ratio level of these companies and determined that a compensation peer group consisting of companies with levels both above and below our own levels was appropriate. Our Compensation Committee believed that including companies with higher revenue and income levels than ours was appropriate due to our historical and recent strong growth.

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In October 2018, our Compensation Committee reviewed the following companies as the peer group to be used as a reference source in its 2019 executive compensation deliberations:

AECOM	Leidos Holdings, Inc
Booz Allen Hamilton Holding Corporation	ManTech International Corporation
CACI International Inc	Perspecta Inc
Cubic Corporation	Science Applications International Corporation
Engility Holdings, Inc	Stantec, Inc
Jacobs Engineering Group, Inc	Tetra Tech, Inc
KBR, Inc	WSP Global Inc

Going forward, the Compensation Committee intends to review the peer group at least annually and make adjustments to its composition as necessary.

Use of Comparative Market Data and Qualitative Factors

Our Compensation Committee has reviewed each component of executive compensation separately and also taken into consideration the value of each named executive officer’s compensation package as a whole and its relative size in comparison to our other executive officers, with the goal to set all elements of compensation within a competitive range, using a balanced approach that does not use rigid percentiles to target pay levels, but instead makes its compensation decisions based on a variety of relevant factors.

While the Compensation Committee believes that information regarding the compensation practices at other companies is useful in assessing the competitiveness, reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages, this information is only one of several factors that our Compensation Committee considers. Other factors that are considered include:

Recruitment and retention:    The Compensation Committee reviews existing named executive officer compensation and retention levels relative to the competitive labor market pressures and likely estimated replacement cost with respect to the scope, responsibilities and skills required of the particular position.

Lack of directly comparable data for some of our key roles:    Compensation data for some of our named executive officer roles may not be explicitly reported by companies in our compensation peer group or survey data. This results in limited sample sizes and/or inconclusive data that can be misleading if targeting a specific percentile for market positioning.

Market positioning may be distorted by the source of the data:    Certain elements of compensation reported from one source can be consistently higher or lower than the data collected from another, given differences in methods and samples used by each source to collect market data. Given this variability and volatility within the market data, the Compensation Committee has determined that targeting pay levels at specific percentiles of this data could result in outcomes that do not align with the internal value and strategic importance of various roles at Parsons.

Relevant Qualitative Factors:    A range of subjective and qualitative factors is considered, including:

•	The role the named executive officer plays and the importance of such individual’s contributions to our ability to execute on our business strategy and to achieve our strategic objectives;

•	Each executive officer’s tenure, skills and experience;

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•	The responsibilities and particular nature of the functions performed or managed by the named executive officer;

•	Our CEO’s recommendations and his assessment of each executive officer’s performance (other than his own performance), and with respect to the CEO’s performance, assessment by the Board; and

•	Internal pay equity across the executive management team.

As we transition from a privately-held company to a publicly-traded company, we will evaluate our philosophy and compensation programs as circumstances require. At a minimum, we will review executive compensation annually. As part of this review process, we expect to apply our values and the objectives outlined above, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our pay for performance, and key employee retention objectives.

Elements of Executive Compensation

The compensation program for our NEOs consists of three principal components, base salary, annual short-term incentives and long-term incentives:

Pay Element	What it does	How it links to performance
Base Salary	Provides competitive fixed compensation levels to attract and retain highly qualified talent

•   Base salary increases are tied to performance in the role and growth of the company

•   Executive’s anticipated responsibilities, experience, qualifications, performance, competitive market compensation paid by other companies for similar positions within the industry, internal pay equity among our NEOs and negotiations with the executive are all considered

•   No specific formulas applied

Short-term incentive: Performance based annual cash bonus	Encourages focus on achievement of the company’s annual financial plan, as well as the specific qualitative goals included in the company’s strategic plan

•   The annual incentive awards are completely at-risk, depending on the level of performance against the criteria

•   Financial metrics of performance revenue, net operating income and cash flow (90% of total weighting) set at the beginning of each fiscal year. Metrics vary by individual based on responsibilities

•   Individual contribution goals based on objective performance metrics that also allow the Compensation Committee to use judgment in considering qualitative performance factors (10% of total weighting)

•   Range of annual incentive target as a percent of base salary is 75% to 125%

•   Payment may range from 0% to 150% of target based on actual performance

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Pay Element	What it does	How it links to performance

Long-term incentive: Long Term Growth Units	Rewards achievement of performance related to the company’s long-term objectives and employee beneficial shareholder value creation.

•   33% of total long-term incentive value awarded as long- term growth awards

•   Performance criteria are 50% cumulative awards and 50% net operating income margin, in determining overall payout

•   Payouts may range from 0% to 150% of target based on actual performance achieved over the three-year performance period

•   Three-year cliff vesting performance period

•   Each Long Term Growth Unit earned represents the equivalent of one share of our stock. As such, the final value depends on achievement of the performance criteria and the price of our common stock at the end of the three years

Long-term incentive: Shareholder Value Units

•   33% of total long-term incentive value in the form of Share Value Units, which are dependent upon the growth in the value of our shares over a three-year period

•   Three-year cliff

•   Each Share Value Unit pays the difference between the price of our common stock at the end of the three year period over the price at the beginning of the period. Accordingly, the Share Value Units are completely at-risk, attaining value only if our common stock valuation grows over the three-year period

Long-term incentive: Restricted Award Units

•   33% of total long-term incentive value awarded takes the form of Restricted Award Units, which upon vesting are converted into a cash amount equal in value to a share of common stock on such vesting date, as long as the individual remains an employee through the vesting period

•   The value of the Restricted Stock Unit is at-risk, increasing or decreasing with our common stock valuation over the vesting period

•   Three-year cliff vesting period

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The Compensation Committee generally reviews, and adjusts as necessary, base salaries for each of our NEOs annually. In connection with our year- end financial review process to determine 2018 base salaries, our CEO recommended, and our Compensation Committee approved the base salaries for our named executive officer set forth below.

The salaries paid to the NEOs who were with our company in fiscal 2018 were as follows:

Named Executive Officer	2018 Salary ($)
Charles L. Harrington	1,140,000
George L. Ball	561,500
Carey A. Smith	463,500
Michael W. Johnson(1)	450,000
Michael R. Kolloway	401,550

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

Short Term Incentive Cash Bonuses.    We provide our executive officers with the opportunity to earn annual cash bonuses to encourage the achievement of corporate and individual objectives and to reward those individuals who significantly impact our corporate results. The Compensation Committee determines and approves our annual bonus decisions.

Fiscal 2018 Annual Bonuses.    Under the fiscal 2018 management incentive plan, the annual incentive target bonus of each executive officer was based on our performance against a mix of financial objectives (90%) and qualitative individual objectives (10%). The 2018 management incentive bonus plan also contained a modifier that could be used to adjust the bonus payout for the CEO by a factor of 20% of the funded amount based on certain goals aligned with the advancement of company transformation and enhancement of the executive leadership team. The Compensation Committee then had sole discretion to determine any individual performance adjustments for each executive officer (including the CEO) and the final bonus payout for fiscal 2018.

The annual incentive bonus is equal to the product of (i) a dollar amount representing the target amount that the executive officer may be paid as an annual incentive bonus payment, or the Target Incentive Bonus, multiplied by (ii) a percentage representing the overall achievement of the target levels and their weightings for each of the four performance measures for the fiscal year, or the Performance Goal Achievement. The Target Incentive Bonus, the performance measures and related target levels and weighting, and the method for determining the Performance Goal Achievement for each executive officer were determined by our Compensation Committee, as applicable, after taking into consideration the recommendations of our CEO (for NEOs other than the CEO) at the time the performance measures and related target levels and weightings were determined for the executive officer. No payout would be made for any financial objectives that failed to meet the performance threshold of 80%. Payouts were capped at 150% for the financial objectives, and 100% for the individual objectives.

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For purposes of the fiscal 2018 management incentive bonus plan, our Compensation Committee selected consolidated performance revenue, consolidated net operating income and consolidated cash flow as the three corporate performance measures that best supported our annual operating plan and enhanced long-term value creation. For Ms. Smith and Mr. Johnson, the net operating income and cash flow were business unit measures reflecting the focus and scope of responsibilities in their roles. In addition, each executive officer had a qualitative metric. For those executive officers other than the CEO, the qualitative metric was measured on their achievement of individual performance goals. For the CEO, the qualitative metric was based on employee measurement of the performance of our core values.

		Weighting
Plan Metrics*	Metric Type	Corporate Executives	Business Unit Executives
Performance Revenue	Corporate	30%	30%

Net Operating Income	Corporate	30%
	Business Unit		30%
Cash Flow	Corporate	30%
	Business Unit		30%

Qualitative	Individual Objectives	10%	10%

For purposes of the fiscal 2018 management incentive plan, performance revenue is revenue attributable to Parsons Corporation plus equity in earnings of unconsolidated joint ventures. Net operating income is defined as revenue attributable to Parsons Corporation less direct costs of contracts attributable to Parsons Corporation less indirect, general and administrative expenses adjusted for non-operating items. Adjusted cash flow represents net cash flow as adjusted in the determination of net operating income inclusive of other profit and loss adjustments.

For fiscal 2018, the target levels for the three corporate financial performance measures were set as follows (in millions):

Plan Metrics	Metric Type	Metric Target	Actual Results
Performance Revenue	Corporate	$3,196.7

Net Operating Income	Corporate	$195.7
	Federal Business Unit	$106.9
	Infrastructure Business Unit	$86.5
Cash Flow	Corporate	$112.0
	Federal Business Unit	$104.7
	Infrastructure Business Unit	$116.7

Our Compensation Committee believed that achieving the target levels for the three corporate and one individual performance measures would require a focused and consistent effort by our executive officers throughout fiscal 2018.

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The Performance Goal Achievement for the fiscal year was the sum of the performance achievement of each of the four performance goals described above for such fiscal year. The level of achievement of each of the three quantitative performance goals was determined as follows:

If the actual quantitative goal performance for the fiscal year was	Then the quantitative performance goal achievement for the fiscal year was
Greater than 120% of the target performance goal measure	150%
Greater than 100% but less than 120% of the corresponding target performance goal measure	100% - 150%
Equal to the target performance goal measure	100%
80% or greater but less than 100% of the corresponding target performance goal measure	50% - 100%*
Less than 80% of the target performance goal measure	0%

*	Between these values determined on a straight-line basis

The following table provides information regarding the annual management incentive bonus awards earned by the NEOs who were with our company during fiscal 2018:

Name	Fiscal Year	Bonus ($)
Charles L. Harrington	2018
George L. Ball	2018
Carey A. Smith	2018
Michael W. Johnson(1)	2018
Michael R. Kolloway	2018

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

In addition, the Compensation Committee has the discretion to adjust an individual management incentive bonus payout based on its evaluation of an executive officer’s individual performance or other corporate financial objectives.

Long-Term Incentive Compensation: We use long-term incentive compensation in the form of phantom units that are generally settled in cash to motivate and reward our executive officers for long-term corporate performance based on a valuation of our common stock and, thereby, aligning the interests of our executive officers with those of our employee beneficial shareholders. For purposes of the fair market value of our common stock, we use the then most recently established value for our common stock established by the ESOP Trustee under the ESOP.

We maintain the following long-term incentive compensation plans (collectively, the “Incentive Plans”) in which our NEOs participate, each of which are described in greater detail below:

•	Long Term Growth Plan, or LTGP;

•	Shareholder Value Plan, or SVP; and

•	Restricted Award Plan, or RAU

Each named executive officer long-term incentive compensation target has historically been equally divided across these three (3) plans and the awards under each plan have a three (3) year cliff vesting. Additionally, except in the case of death, disability or retirement, a participant must remain

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employed through the vesting date in order to receive payment on an award. The value of each of the awards under our Incentive Plans is linked to the value of our common stock, thereby supporting our pay-for performance philosophy and retention efforts.

Our CEO advises the Compensation Committee with respect to who should participate in each plan, and provides information regarding each participant’s duties, present and potential contributions to the company and such other factors as the Board may deem relevant for determining participation in the plans and the size of a participant’s award.

In 2018, the targeted value of long-term incentive awards for our named executive officers was:

Named Executive Officer	2018 Long-Term Incentive Target Award ($)
Charles L. Harrington	4,500,000
George L. Ball	870,000
Carey A. Smith	834,300
Michael W. Johnson(1)	810,000
Michael R. Kolloway	401,600

The Long-Term Growth Plan provides the opportunity for the NEOs to earn a cash payment based on a number of phantom stock units that are earned upon the achievement of pre-established performance objectives. Each phantom stock unit has the equivalent value of our common stock. Our LTGP, therefore is similar to a cash-settled performance vesting restricted stock unit.

Each year our Board approves the applicable performance criteria, including the level(s) of performance, upon which the potential amount(s) payable will be determined in respect of a participant’s “Long Term Growth Opportunity Target”. A participant’s “Long Term Growth Opportunity Target” is the target dollar value of the incentive which could potentially be earned by an eligible participant in respect of a performance cycle. The target is expressed in U.S. dollars which are converted into phantom stock units based on our then-current share price at the beginning of the performance cycle. The performance goals may be expressed in terms of overall company financial results on an absolute or relative basis, such as, but not limited to, its results in relation to a budgeted target or industry benchmarks.

At the end of a performance cycle, the Board determines actual performance against the applicable performance goals and the resulting number of phantom stock units actually earned by a participant. The earned phantom stock units are then paid in cash based on the value of our common stock at the end of the performance cycle. The 2018-2020 performance cycle performance objectives were divided equally between cumulative awards and net operating income margin, which the Compensation Committee believed to be important metrics for driving performance and promoting alignment of the interests of our executive officers and our employee beneficial shareholders.

Parsons must achieve threshold performance for at least one of these two financial metrics for any amount to be paid under the LTGP.

For the 2016-2018 performance cycle, the performance objectives were gross profit sales, or GPS, and days sales outstanding, or DSO. Gross profit sales is defined as gross profit (calculated as revenue attributable to Parsons Corporation less direct costs of contracts attributable to Parsons Corporation) earned on new contracts awarded during the performance cycle. Both metrics were weighted 50% and calculated independently. However, at least threshold performance must have been met for any amount to be paid under the LTGP. At threshold performance the participant earned

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50% of their phantom unit award, 100% at target performance and 150% upon achievement of the maximum goal. The threshold, target and maximum goals for the 2016-2018 cycle were:

Cumulative GPS Achievement ($ Billions)	Payout Percentage
<2.140	0
2.140	50%
2.273	75%
2.405	100%
2.673	125%
=>2.940	150%

Results between threshold and target are earned by straight line interpolation, but a steeper curve was applied to performance between target and maximum.

DSO Achievement (in days)	Payout Percentage
>88	0
88	50%
84.5	75%
81	100%
77.5	125%
=<74	150%

For the 2016-2018 performance period GPS was                  and DSO was                  resulting in a payout of                 .

The Shareholder Value Plan (“SVP”) provides a cash incentive based on the increase in our share price over a three (3) year period, multiplied by a number of phantom share units. If at the end of a performance cycle our share price has not increased, then no SVP incentive award payment will be earned. Our SVP acts similar to a time vested cash-settled stock appreciation right.

The Restricted Award Plan (“RAU”) provides the opportunity to earn a cash payment based on the value of a specified number of phantom stock units subject to the executive officers continued employment for a specified period. The RAU is similar to cash-settled time vested restricted stock units.

As a public company we intend to continue making similar awards under our 2019 Plan which allows the Compensation Committee the discretion to settle awards in either cash or our shares. Awards granted under the Incentive Plans for 2019 may be settled in cash or shares in the discretion of the Compensation Committee.

Other Compensation Elements.    We also provide our employees, including our NEOs with a variety of employee benefit plans, including our ESOP, a 401(k) plan with matching contributions, non-qualified deferred compensation plans and welfare benefits, such as health, life and disability, which we use to attract and retain our employees.

We also offer an executive medical plan, financial planning, club membership and business travel perquisites, to the extent our board believes that these limited perquisites are appropriate to assist an individual NEO in the performance of his or her duties, to make our NEOs more efficient and effective, and for recruitment, motivation or retention purposes. We do not expect that these perquisites or other personal benefits will be a significant aspect of our executive compensation program.

Upon the annual competitive review of executive perquisites by the Compensation Committee in 2018, the Compensation Committee approved to terminate the executive medical plan and club

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benefits by the end of fiscal 2018. All future practices with respect to perquisites or other personal benefits will continue to be approved and subject to periodic review by the Compensation Committee.

Post-Employment Compensation

The initial terms and conditions of employment for each of our NEOs are set forth in written offer letters. Each of our names executive offers are employed on an at-will basis.

We have offered Mr. Harrington, Mr. Ball, and Mr. Kolloway certain protection in the event of their termination of employment under specified circumstances, including following a change in control of our company. We believe that these protections serve our executive retention objectives by ensuring that we will have continued dedication of the named executive officer and the availability of his or her advice and counsel, and, with respect to the post-change in control separation benefits, to induce the named executive officers to remain in our employ in the face of a potential change in control. The terms of these arrangements were determined by the Compensation Committee.

For a summary of the material terms and conditions of our post-employment compensation arrangements, see “—Potential Payments upon Change in Control” below.

Other Compensation Policies

Compensation Claw Back Policy.    Currently, we do not have a policy regarding retroactive adjustments to any cash compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery, or claw back, policy covering our annual and long-term incentive award plans and arrangements effective upon us becoming a publicly-traded company.

Compensation-Related Risk

Our Compensation Committee is responsible for the oversight of our risk profile, including compensation-related risks. Our Compensation Committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us.

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Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for services rendered in all capacities for fiscal 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles L. Harrington	2018
Chief Executive Officer

George L. Ball	2018
Chief Financial Officer

Carey A. Smith	2018
Chief Operating Officer

Michael W. Johnson(1)	2018
Chief Development Officer

Michael R. Kolloway	2018
Chief Legal Officer

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

Grants of Plan-Based Awards Table

The following table presents, for each of the NEOs, information concerning each grant of a cash award made during fiscal 2018. This information supplements the information about these awards set forth in “—Summary Compensation Table.”

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Charles L. Harrington
George L. Ball
Carey A. Smith
Michael W. Johnson(1)
Michael R. Kolloway

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

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Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2018.

Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Charles L. Harrington
George L. Ball
Carey A. Smith
Michael W. Johnson(1)
Michael R. Kolloway

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

Option Exercises and Stock Vested in 2018

	Option Awards		Stock Awards

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles L. Harrington
George L. Ball
Carey A. Smith
Michael W. Johnson(1)
Michael R. Kolloway

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation

Our NEOs may defer their annual cash incentive bonus under our Bonus Deferral Plan, and the value of the LTGP, SVP and RAU awards.

The Bonus Deferral Plan: Our NEOs may participate in the Bonus Deferral Plan, which is a non-qualified deferred compensation plan that allows them to meet their retirement and other future income needs by deferring all or a portion of their annual cash incentive bonus. The amount deferred earns interest each year at a rate equal to the average of the annual prime rates made available to preferred borrowers by the Los Angeles branch of the Bank of America. Benefits under this plan are

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payable upon termination of employment, a specified future date, or upon a change in control if so elected by the executive. While Mr. Harrington and Mr. Ball have participated in this plan in prior fiscal years, none of the NEOs made deferrals for 2018 in the Bonus Deferral Plan.

LTGP, SVP and RAU: Participants in the LTGP, SVP and RAU can elect to defer 0% or 25% to 100% of the LTGP, SVP and RAU awards that may become payable under such the plans until the later of the participant’s termination of employment or at the date elected. Participants can elect that amounts that are to become payable upon such participant’s termination due to retirement or disability be paid in a lump sum payment, five substantially equal annual installments or ten substantially equal annual installments. While Mr. Ball has participated in this SVP Deferral Plan in prior fiscal years, none of the NEOs elected to defer their LTGP, SVP or RAUs in 2018.

Parsons Executive Restoration Plan (“ERP”): The ERP provides a vehicle to restore qualified plan benefits that are reduced because of limitations on compensation imposed under the Internal Revenue Code under the ESOP and the 401(k) plan. The amount credited to a NEO under the ERP is equal to a percentage of the participants eligible compensation under the ESOP based on the total percentage of compensation that we contribute to the ESOP and the company’s match formula on deferrals under the 401(k) plan. These amounts are then converted into a value reflective of our common shares based on our then current share price. Participant’s vest in their ERP accounts in accordance with the same vesting schedule as the ESOP. Vested ERP account balances are paid in cash upon a participant’s termination of employment, or if so elected by the participant upon a change in control or substantial financial hardship. ERP benefits are paid in a lump sum upon termination. The value of the ERP account is determined based on our share price as determined by the committee that administers the ERP. Each of the NEOs participated in the ERP in 2018.

We also have two historical deferred compensation plans pursuant to which executives were allowed to defer their long-term incentives, which we refer to as the “Legacy Plans” below. Deferrals under those plans also earn interest at the average of the annual prime rates made available to preferred borrowers by the Los Angeles branch of the Bank of America.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Charles L. Harrington
Executive Restoration Plan
Bonus Plan
Legacy Plan
George L. Ball
Executive Restoration Plan
Shareholder Value Plan
Legacy Plan
Carey A. Smith
Executive Restoration Plan
Michael W. Johnson(1)
Executive Restoration Plan
Michael R. Kolloway
Executive restoration Plan

(1)	Mr. Johnson resigned from his position as our Chief Development Officer in January 2019 and is no longer an executive officer.

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Pursuant to 17 C.F.R. Section 200.83

Potential Payments upon Change in Control

Mr. Harrington, Mr. Ball and Mr. Kolloway are eligible to receive certain severance payments and benefits in connection with various circumstances in connection with a change in control of our company. The potential severance payments and benefits payable to these NEOs in the event of termination of employment as of December 31, 2018 pursuant to the terms of their individual change in control and severance agreements, or the CIC Agreements, as applicable, are described below.

The CIC Agreement provides severance protections to Mr. Harrington, Mr. Ball and Mr. Kolloway in the event of a resignation by the executive for “Good Reason” or a termination by Parsons without “Cause” (as each such term is defined below) within eighteen months following a change in control or if any successor company fails to assume the CIC Agreement or repudiates or breaches any provision of the CIC Agreement within such eighteen month period (any such event, a “Qualifying Event”).

Under the CIC Agreement, if a Qualifying Event occurs, the executive is eligible to receive the following severance payments and benefits, subject to his or her execution of an effective release of claims in favor of the company and continued compliance with his or her restrictive covenants, payable in a lump sum no later than two and a half months following the Qualifying Event, subject to any delays imposed by Section 409A of the Internal Revenue Code:

•

a pro rata portion (based on number of days that elapsed in the calendar year before the Qualifying Event occurred) of the greater of (i) the executive’s target annual bonus for the year of the Qualifying Event or (ii) the executive’s annual bonus that would have been paid (as determined by the board of directors in its discretion) assuming the year ended on the date of the Qualifying Event and based on actual performance through that date;

•

an amount equal to the highest rate of the executive’s annualized base salary in effect at any time up to and including the Qualifying Event multiplied by two (2), or for the CEO multiplied by three (3); and

•

an amount equal to the greater of (i) the executive’s target annual bonus for the year of the Qualifying Event or (ii) the average of the annual bonuses actually paid to the executive for the two (2) years preceding the year of the Qualifying Event, multiplied by two (2), or for the CEO multiplied by three (3); and

•

a non-discounted cash lump sum amount equal to the sum of the following: (i) the company’s estimate of the costs for the executives medical insurance coverage at the level and a cost to the executive comparable to that provided to the executive immediately prior to the Qualifying Event for a period of two (2) years following such Qualifying Event (which, in the company’s discretion, may be based on the applicable COBRA rates); (ii) the company’s estimate of the costs for the continuation of that level of the executive’s life insurance coverage that is in effect immediately prior to the Qualifying Event, for a period of two (2) years following such Qualifying Event, or, if shorter, the period ending on the last day of the level premium rate guarantee period established by the applicable insurer for such coverage; and (iii) the company’s estimate of the cost for the continuation of the executive’s executive supplemental disability coverage under the company’s supplemental disability insurance plan in effect immediately prior to the Qualifying Event for a period of two (2) years following such Qualifying Event (or the date the executive attains age 65, if earlier), but the cash payment in this clause (iii) will only be paid if the terms of the applicable insurance policy under such disability insurance plan provide that the coverage may be continued following the Qualifying Event and such costs to be estimated using the extent of the coverage allowed under the terms such policy at a cost to the company that is no greater than the cost born by the company immediately prior to the Qualifying Event.

For purposes of the CIC Agreement, a “change in control” will occur upon one or more of the following events: (a) a reorganization, merger or consolidation unless immediately following such

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

transaction all or substantially all of the beneficial owners of our voting securities are the beneficial owners of more 50% of the common shares and voting power of the voting securities of the entity resulting from such transaction in substantially the same proportions as immediately prior to such transaction, (b) dissolution or liquidation or sale of substantially all of the company’s assets in one or a series of related transactions to an entity that is unrelated to the company prior to such sale, but not including a bankruptcy of the company or a sale or spin-off of a subsidiary (short of a dissolution of the company or a liquidation of substantially all of the company’s assets, determined on an aggregate basis), or (c) any person, other than the company or a trustee or other fiduciary of an employee benefit plan of the company, becomes the beneficial owner, directly or indirectly, of 51% or more of the voting power of the company’s outstanding securities.

For purposes of the CIC Agreement, (i) “Cause” means the executive’s (a) commission of fraud or embezzlement in connection with Parsons; (b) conviction of, or pleading guilty or nolo contendere to, a felony involving fraud, dishonesty or moral turpitude; or (c) willful and continued failure to substantially perform material duties which is not remedied in a reasonable period of time after written notice delivered by the board of directors; and (ii) “Good Reason” means the occurrence of any of the following events without the executive’s consent and which is not cured by Parsons within thirty days of such event’s occurrence: (a) a material reduction in the nature or status of the executive’s authorities, duties and/or responsibilities (viewed in the aggregate) from the level in effect on the day immediately prior to a change in control; (b) a reduction in the executive’s base salary as in effect on the day immediately prior to a change in control; (c) a material reduction of the executive’s aggregate welfare benefits and/or the value of the incentive programs provided under Parsons’ management incentive and/or other short and/or long-term incentive programs, as such benefits and opportunities existed on the day immediately prior to a change in control; (d) relocation of the executive’s principal office by more than fifty miles from the location of the executive’s principal office as of the day immediately prior to a change in control; (e) any purported termination of the executive without satisfying the notice requirements in the CIC Agreement; and (f) Parsons’ failure to obtain agreement from any successor entity to assume and perform its obligations under the CIC Agreement.

The CIC Agreements provide that in the event that any payments would subject the NEO to the excise taxes applicable under Section 4999 of the Code by reason of being a parachute payment under Section 280G of the Code, then if it would cause a better net-after tax result, the amount of such payments will be reduced so that no excise tax would apply.

Additionally, unless otherwise provided in an award agreement, upon a change in control, the value of (i) any outstanding RAUs granted to participants for uncompleted vesting periods will vest in connection with the change in control and (ii) each participant’s deferral account, if any, and vested RAUs will be paid to eligible participants (and beneficiaries) within 30 days following the change in control.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Potential Payments upon Change in Control Table

The following table sets forth the estimated payments that would be received by the NEOs in the event of a termination of employment without cause or following a resignation for good reason in connection with a change in control in our company. The table below reflects amounts payable to the NEOs assuming their employment was terminated on December 31, 2018 and, if applicable, a change in control of our company also occurred on that date.

Name	Involuntary Termination in Connection with Change in Control ($)
Charles L. Harrington
George L. Ball
Michael R. Kolloway

Director Compensation

Our directors who are also our employees will not receive any additional compensation for their service on our board of directors, but we believe that attracting and retaining qualified non-employee directors is critical to our future growth and governance.

In July 2018, the Compensation Committee reviewed non-employee director pay practices of our peer group that Pearl Meyer and the Compensation Committee determined compete with us for talent and are in the same or related industries with similar revenue size. The Compensation Committee has determined to review non-employee director compensation biennially.

All independent directors receive;

•	an annual cash retainer;

•	board meeting fees;

•	annual equity grants;

•	additional annual cash retainers for each of the lead independent director, committee chairs and committee members; and

•	additional annual cash retainers for each of the members of the executive committee to reflect the additional time required to address issues related to our initial public offering.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table contains information concerning the compensation of our non-employee directors in fiscal 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kenneth C. Dahlberg
Mark K. Holdsworth
Steven F. Leer
Tamara L. Lundgren
James F. McGovern
Harry T. McMahon
M. Christian Mitchell
Major General Suzanne M. Vautrinot, USAF (ret)

Employee Stock Ownership Plan (ESOP):

Our employees participate in the ESOP, which is a tax qualified retirement plan and defined contribution stock bonus plan designed to enable eligible employees to obtain an ownership interest in Parsons. The ESOP is funded by contributions made by us which are held in a trust established as part of the ESOP. The contributions are invested in our common stock. Contributions and any earnings or dividends thereon, to the extent such amounts remain in the ESOP, accumulate on a tax deferred basis.

We may make discretionary contributions to the ESOP each year in an amount to be determined by the Board and may be made in cash or in shares of our common stock. The annual contributions to the ESOP are allocated to participants’ accounts each year, as of the last day of the year, to participants who were eligible employees during the year, and the allocations are made on a basis proportional to compensation. Covered compensation for an eligible employee under the ESOP generally includes base pay, overtime pay, assignment premiums included in base pay and most pre-tax deductions. Bonuses, relocation expenses and most other reimbursements are generally excluded from covered compensation.

The value of vested account balances, subject to eligibility, vesting and distribution rules, are distributed to participants, generally only after their retirement from Parsons after attaining age 65 (or 62 with 6 or more years of service). Distributions are generally made in a lump sum, but may be in a series of installment payments over a number of years, generally, not to exceed five years. However, if the value of a participant’s accounts exceeds a certain amount, then the installment distributions can be extended an additional year for up to ten years. This amount is $1,130,000 for 2019 and the ESOP can only increase the number of years by an additional year for each $225,000 by which a participants’ accounts exceed $1,130,000. Both the $1,130,000 and the $225,000 amounts are subject to adjustment by the U.S. Internal Revenue Service, or the IRS, for cost-of-living increases. Distributions prior to termination of employment or reaching retirement age (65 or 62 with 6 of more years of service) are generally not permitted, unless the participant suffers a genuine financial hardship, dies or becomes permanently disabled.

If the Board declares and pays a dividend on shares of our common stock held in the ESOP and allocated to participant accounts, then this dividend may either be paid currently and directly to the

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

participant or held in the ESOP as determined by the committee that administers the ESOP, or the Policy Committee, in its discretion. Any dividends will be paid in cash. Dividends on shares of unallocated stock will not be distributed to the participant currently but will either be applied to pay off any ESOP loans or held in the ESOP. The ESOP currently does not have any ESOP loans.

Participants who have attained age 55 and who have completed at least 10 years of participation in the ESOP are permitted to diversify a portion of their respective ESOP accounts over a period of six years. For the first five plan years that a participant is allowed to diversify his or her accounts, the participant is permitted to diversify up to 25% of the value (as of the last day of the preceding plan year) of their vested diversification eligible ESOP account. For the sixth plan year the participant is permitted to diversify up to 50% of the value (as of the last day of the preceding plan year) of their vested ESOP diversification eligible account. This diversification election applies only to shares acquired by the ESOP after 1987, or the Diversification Eligible Shares. Shares acquired by the ESOP prior to 1987 are not eligible for this diversification election. In total, as of December 31, 2018, the ESOP held                  Diversification Eligible Shares. However, only                  shares are eligible for diversification in 2019. If a participant elects to diversify his or her accounts, historically, we have repurchased such shares for cash. Following this offering, such shares will be available for sale into the public market, subject to compliance with applicable federal securities laws.

Incentive Award Plan

In connection with this offering, we adopted our Incentive Award Plan, or the 2019 Plan, pursuant to which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The 2019 Plan became effective on the date of this prospectus. The material terms of the 2019 Plan are summarized below.

Eligibility and administration.    Our and our subsidiaries’ employees and individual consultants, as well as our directors are eligible to receive awards under the 2019 Plan. Following our initial public offering, the 2019 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, or the rules and standards of any stock exchange on which our common stock is listed. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2019 Plan, subject to its express terms and conditions. The plan administrator sets the terms and conditions of all awards under the 2019 Plan, including any vesting and vesting acceleration conditions.

Limitation on awards and shares available.    An aggregate of                  shares of our common stock will initially be available for issuance under awards granted pursuant to the 2019 Plan. Shares distributed pursuant to an award granted under the 2019 Plan may be authorized but unissued shares, or shares purchased in the open market.

If an award under the 2019 Plan is forfeited, expires, settled for cash (including shares repurchase by the company for the same price paid by the holder), or is converted to shares of another person in connection with certain transactions, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2019 Plan. However, the following shares may not be used again for grant under the 2019 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options. Shares that are repurchased by us at the same price paid by the holder of such shares will again be available for grant of awards under the 2019 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2019 Plan. Awards granted under the 2019 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2019 Plan.

Awards.    The 2019 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and non-qualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, other stock or cash based awards and stock appreciation rights. Certain awards under the 2019 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards.

All awards under the 2019 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, or 110% in the case of ISOs granted to certain significant stockholders, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years, or five years in the case of ISOs granted to certain significant stockholders. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs.    Stock appreciation rights, or SARs, entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute SARs granted in connection with a corporate transaction, and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted stock and RSUs.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Other stock or cash based awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

•

Dividend equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are generally credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents with respect to any performance vesting award shall only be paid out to the extent that the performance vesting conditions with respect to such award are subsequently satisfied.

Director Award Limits.    The 2019 Plan provides that a director can receive no more than $900,000, in the aggregate, in awards with grant date fair value or cash value in any one year.

Certain transactions.    The plan administrator has broad discretion to take action under the 2019 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2019 Plan and outstanding awards.

If an award continues in effect or is assumed or substituted in connection with a change in control of our company (as defined in the 2019 Plan), and the surviving or successor terminates a holder’s employment or service for “cause” (as defined by the administrator or as set forth in an applicable award agreement) within twelve months of such change in control (or as otherwise set forth in the applicable award agreement), the such holder’s award(s) will become fully vested. In the event of a change in control of our company, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then prior to the change in control the plan administrator may cause (i) any or all awards (or portion thereof) to terminate in exchange for cash, rights or other property or (ii) any or all awards (or portion thereof) to become fully vested and exercisable prior to the consummation of such change in control and all forfeiture restrictions will lapse.

Foreign participants, claw-back provisions, transferability, and participant payments.    The plan administrator may modify award terms or establish subplans or procedures, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company as set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2019 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2019 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, the surrender of shares of our common stock then issuable upon the stock option’s exercise valued at their fair market value on the exercise date, the delivery of a “market sell order” or such other consideration as it deems suitable.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Plan amendment and termination.    Our board of directors may amend, suspend or terminate the 2019 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available or the director compensation limits. No award may be granted pursuant to the 2019 Plan after the tenth anniversary of the effective date of the 2019 Plan. However, in no event may an incentive stock option be granted later than the tenth anniversary of the date on which our board of directors adopted the 2019 Plan and the date on which our stockholders approved the 2019 Plan.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2016, to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

ESOP

Contributions of treasury stock to the ESOP are made annually in amounts determined by our board of directors and are held in trust for the sole benefit of the ESOP participants. Contributions of 656,027 shares, 596,832 shares and                  shares of our common stock were made to the ESOP in fiscal 2016, 2017 and 2018, respectively. In fiscal 2016, 2017 and 2018, we repurchased 2,480,021 shares, 1,827,737 shares and                  shares of our common stock from the ESOP, respectively, in connection with the redemption of ESOP participants’ interests in the ESOP for $148.7 million, $111.4 million and $             million, respectively.

Unconsolidated Joint Ventures

We often provide services to our unconsolidated joint ventures and our revenues include amounts related to recovering overhead costs for these services. Our revenues included $127.7 million in fiscal 2016, $112.1 million in fiscal 2017 and $             million in fiscal 2018 related to services we provided to our unconsolidated joint ventures. For the years ended December 30, 2016, December 29, 2017 and December 31, 2018, we incurred approximately $96.2 million, $81.8 million and $             million, respectively, of reimbursable costs.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We also maintain directors’ and officers’ liability insurance.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2018, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of common stock outstanding as of December 31, 2018. We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of common stock outstanding immediately after the completion of this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Parsons Corporation, 5875 Trinity Parkway #300, Centreville, Virginia 20120.

	Shares Beneficially Owned		% of Outstanding Shares Beneficially Owned after this Offering
	Shares	%
Named Executive Officers and Directors:
Charles L. Harrington(1)
George L. Ball(1)
Carey A. Smith(1)
Adam W. Taylor(1)
Michael R. Kolloway(1)
Kenneth C. Dahlberg	—	—
Mark K. Holdsworth	—	—
Steven F. Leer	—	—
Tamara L. Lundgren	—	—
James F. McGovern	—	—
Harry T. McMahon	—	—
M. Christian Mitchell	—	—
Major General Suzanne M. “Zan” Vautrinot, USAF (ret)	—	—
All executive officers and directors as a group (14 persons)(2)
5% Shareholders:
Parsons Corporation Employee Stock Ownership Plan(3)	25,432,608	100%

*	less than 1%.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)

Consists of shares of common stock beneficially owned by such person through the ESOP, rounded to the nearest whole share. Such person shares voting and investment power with the ESOP with respect to such shares beneficially owned through the ESOP.

(2)	Consists of shares of common stock beneficially owned by our executive officers and directors through the ESOP, rounded to the nearest whole share.
(3)

Includes                  allocated shares (i.e., shares of our common stock that are held in the ESOP and allocated to an ESOP participant’s account), and                  unallocated shares (i.e., shares of our common stock held in the ESOP but not allocated to any ESOP participant’s account). The ESOP Trustee votes allocated shares as directed by such ESOP participant or beneficiary of the ESOP. Under the terms of the ESOP, the ESOP Trustee will vote all of the unallocated shares and all of the allocated shares for which no voting directions are timely received by the ESOP Trustee, in its independent fiduciary discretion. The ESOP shares voting and investment power with the ESOP participants with respect to the allocated shares.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

General

As of the closing of this offering, our authorized capital stock will consist of                  shares of common stock, par value $                 per share, and                  shares of preferred stock, par value $                 per share.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon the closing of this offering. Our certificate of incorporation and bylaws will be approved by our pre-IPO shareholders prior to this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Upon completion of this offering, there will be                  shares of our common stock outstanding.

Voting Rights

Holders of our common stock are entitled to one vote per share of common stock. Holders of shares of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders. All matters, except the election of directors or as otherwise provided, will be decided by the vote of a majority in interest of the shareholders present and entitled to vote. The persons receiving the greatest number of votes shall be the persons elected as directors. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Economic Rights

Dividends. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information. Any dividend or distributions paid or payable to the holders of shares of common stock shall be paid pro rata, on an equal priority, pari passu basis.

Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders shall be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Choice of Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or shareholders owed to us or

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

our shareholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our shareholders. See “Risk Factors—Risks Related to Our Common Stock and This Offering—Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

These provisions do not apply to violations of the federal securities laws of the United States.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-takeover Provisions

Classified Board of Directors and Removal of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board.

Our certificate of incorporation and our bylaws will provide that a director may be removed only for cause. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Shareholder Action; Special Meeting of Shareholders

Our certificate of incorporation provides that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of such shareholders and

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

may not be effected by any consent in writing by such shareholders. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of our shareholders can only be called by our board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of                 . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority shareholders.

In addition, upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested shareholder” for three years following the date that the person became an interested shareholder, unless the interested shareholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested shareholder” and the sale of more than 10% of our assets. In general, an “interested shareholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be                 . The address of the transfer agent and registrar is                 .

Limitations of Liability and Indemnification

See the section captioned “Certain Relationships and Related Party Transactions— Indemnification Agreements and Directors’ and Officers’ Liability Insurance.”

Listing

We intend to apply to list our common stock on                  under the symbol “PRSN.”

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering,                  shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors, the ESOP and beneficial holders of substantially all of our capital stock and securities exchangeable or exercisable for our capital stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, the remaining                  shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers, directors, the ESOP and beneficial holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their discretion, release any of the securities subject to lock-up agreements at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Goldman Sachs & Co. LLC and Merrill

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Lynch, Pierce, Fenner & Smith Incorporated shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock reserved for future issuance under our equity compensation plans, including shares held by the ESOP. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned “Executive Compensation—Incentive Award Plan” for a description of our equity compensation plans.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities, currencies or commodities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an “applicable financial statement” (as defined in the Code).

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

subject to certain exceptions, our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of interest on a note. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of a note on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the                  under the symbol “PRSN”. In order to meet one of the requirements for listing the common stock on the                , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerages and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to Parsons Corporation and to persons and entities with relationships with Parsons Corporation, for which they received or will receive customary fees and expenses. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under the Term Loan and the Revolving Credit Facility. A

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

portion of the net proceeds from this offering will be used to repay borrowings under the Term Loan and Revolving Credit Facility. As a result, we expect that more than 5% of the net proceeds from this offering will be paid to an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Therefore, this offering is being made in compliance with FINRA Rule 5121. Pursuant to that rule, a “qualified independent underwriter,” as defined by the FINRA rules, must have participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement.              is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in conducting due diligence and reviewing and participating in the preparation of this registration statement.              will not receive any additional compensation for acting as a qualified independent underwriter. We have agreed to indemnify              against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of Parsons Corporation (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with Parsons Corporation. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 .

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Dubai

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Latham & Watkins LLP, Los Angeles, California will pass upon the validity of the shares of our common stock being offered by this prospectus. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP has represented us from time to time in unrelated matters.

EXPERTS

The financial statements as of December 29, 2017 and for each of the two years in the period ended December 29, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.parsons.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Parsons Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Parsons Corporation and its subsidiaries (the “Company”) as of December 29, 2017, and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in redeemable common stock and shareholder’s deficit and of cash flows for each of the two years in the period ended December 29, 2017, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2017 and the results of its operations and its cash flows for each of the two years in the period ended December 29, 2017 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for redeemable common stock in 2016.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Los Angeles, California

February 11, 2019

We have served as the Company’s auditor since at least 1969. We have not been able to determine the specific year we began serving as the auditor of the Company.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheet

As of December 29, 2017

2017
(in thousands, except shares and par value)
Assets
Current assets
Cash and cash equivalents (including $68,796 Cash of consolidated joint ventures)	$445,164
Restricted cash and investments	980
Accounts receivable, net (including $149,191 Accounts receivable of consolidated joint ventures, net)	1,063,638
Prepaid expenses and other current assets (including $13,054 Prepaid expenses and other current assets of consolidated joint ventures)	52,182

Total current assets	1,561,964
Property and equipment, net (including $4,201 Property and equipment of consolidated joint ventures, net)	87,578
Goodwill	496,786
Investments in and advances to unconsolidated joint ventures	71,578
Intangible assets, net	17,699
Deferred tax assets	8,459
Other noncurrent assets	28,654

Total assets	$2,272,718

Liabilities, Redeemable Common Stock, and Shareholder’s Deficit
Current liabilities
Accounts payable (including $80,151 Accounts payable of consolidated joint ventures)	$207,080
Accrued expenses and other current liabilities (including $58,211 Accrued expenses and other current liabilities of consolidated joint ventures)	504,150
Billings in excess of costs (including $43,616 Billings in excess of costs of consolidated joint ventures)	145,151
Provision for contract losses (including $129,916 Provision for contract losses of consolidated joint ventures)	143,666
Income taxes (including $181 Income taxes of consolidated joint ventures)	7,671

Total current liabilities	1,007,718
Long-term employee incentives	41,888
Deferred gain resulting from sale-leaseback transactions	53,342
Long-term debt	249,407
Deferred tax liabilities	8,540
Other long-term liabilities	106,434

Total liabilities	1,467,329

Commitments and Contingencies (Note 13)

Redeemable common stock held by Employee Stock Ownership Plan (ESOP) $1 par value; authorized 50,000,000 shares; 41,699,228 shares issued; 27,283,904 shares outstanding as of December 31, 2017, recorded at redemption value	1,855,305

Shareholder’s deficit
Treasury stock, 14,415,324 shares at cost	(876,372)
Accumulated deficit	(186,035)
Accumulated other comprehensive loss	(15,003)

Total Parsons Corporation shareholder’s deficit	(1,077,410)
Noncontrolling interests	27,494

Total shareholder’s deficit	(1,049,916)

Total liabilities, redeemable common stock and shareholder’s deficit	$2,272,718

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

Years Ended December 30, 2016 and December 29, 2017

	2016	2017
	(in thousands, except for per share data)
Revenue	$3,039,191	$3,017,011
Direct costs of contracts	2,431,193	2,400,140
Equity in earnings of unconsolidated joint ventures	35,462	40,086
Indirect, general and administrative expenses	522,920	506,255
Impairment of goodwill, intangible and other assets	85,133	—

Operating income	35,407	150,702

Interest income	1,190	2,465
Interest expense	(16,509)	(15,798)
Other income, net	1,340	5,658
Interest and other expense associated with claim on long-term contract	(9,422)	(10,026)

Total other expense	(23,401)	(17,701)

Income before income tax expense	12,006	133,001
Income tax expense	(13,992)	(21,464)

Net (loss) income including noncontrolling interests	(1,986)	111,537
Net income attributable to noncontrolling interests	(11,161)	(14,211)

Net (loss) income attributable to Parsons Corporation	$(13,147)	$97,326

(Loss) earnings per share:
Basic and diluted	$(0.45)	$3.49

Weighted average shares outstanding:
Basic and diluted	29,499	27,858

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 30, 2016 and December 29, 2017

	2016	2017
	(in thousands)
Net (loss) income including noncontrolling interests	$(1,986)	$111,537
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment, net of tax	(61)	4,793
Pension adjustments, net of tax	189	(95)

Comprehensive (loss) income including noncontrolling interests, net of tax	(1,858)	116,235
Comprehensive income attributable to noncontrolling interests, net of tax	(11,195)	(14,210)

Comprehensive (loss) income attributable to Parsons Corporation, net of tax	$(13,053)	$102,025

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Common Stock and Shareholder’s Deficit

Years Ended December 30, 2016 and December 29, 2017

	Redeemable Common Stock	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Parsons Deficit	Noncontrolling Interests	Total Shareholder’s Deficit
	(in thousands)
Balances at December 26, 2015	$1,818,576	$(704,715)	$(227,373)	$(19,797)	$(951,885)	$82,476	(869,409)
Comprehensive loss
Net (loss) income	—	—	(13,147)	—	(13,147)	11,161	(1,986)
Foreign currency translation gain	—	—	—	(94)	(94)	34	(60)
Pension adjustments	—	—	—	189	189	—	189
Purchase of treasury stock	(148,715)	(148,715)	148,715	—	—	—	—
Contributions of treasury stock to ESOP	41,796	47,311	(47,311)	—	—	—	—
Distributions, net of contributions	—	—	—	—	—	(36,502)	(36,502)

Total other comprehensive loss	—	—	—	95	95	—	—
ESOP shares at redemption value	27,774	—	(27,774)	—	(27,774)	—	(27,774)

Balances at December 30, 2016	$1,739,431	$(806,119)	$(166,890)	$(19,702)	$(992,711)	$57,169	$(935,542)
Comprehensive income
Net income	—	—	97,326	—	97,326	14,211	111,537
Foreign currency translation gain (loss)	—	—	—	4,794	4,794	(1)	4,793
Pension adjustments	—	—	—	(95)	(95)		(95)
Purchase of treasury stock	(111,403)	(111,403)	111,403	—	—	—	—
Contributions of treasury stock to ESOP	40,553	41,150	(41,150)	—	—	—	—
Distributions, net of contributions	—	—	—	—	—	(43,885)	(43,885)

Total other comprehensive income	—	—	—	4,699	4,699	—	—
ESOP shares at redemption value	186,724	—	(186,724)	—	(186,724)	—	(186,724)

Balances at December 29, 2017	$1,855,305	$(876,372)	$(186,035)	$(15,003)	$(1,077,410)	$27,494	$(1,049,916)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 30, 2016 and December 29, 2017

	2016	2017
	(in thousands)

Cash flows from operating activities
Net (loss) income including noncontrolling interests	$(1,986)	$111,537
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	42,262	35,303
Amortization of deferred gain	(7,283)	(7,283)
(Gain) loss on disposal of property and equipment	(830)	1,184
Provision for doubtful accounts	13,142	12,530
Deferred taxes	(1,127)	5,465
Asset impairment	85,133	—
Foreign currency transaction gains and losses	(6)	(5,121)
Equity in earnings of unconsolidated joint ventures	(35,462)	(40,086)
Return on investments in unconsolidated joint ventures	33,669	33,377
Contributions of treasury stock	41,796	40,553
Changes in assets and liabilities, net of acquisitions and newly consolidated joint ventures
Accounts receivable	105,572	(2,958)
Prepaid expenses and other current assets	(4,628)	(10,451)
Accounts payable	(43,183)	27,334
Accrued expenses and other liabilities	(26,863)	26,091
Billings in excess of costs	(2,257)	7,900
Provision for contract losses	6,491	19,431
Income taxes	(2,827)	2,518
Long-term liabilities	(3,054)	7,705

Net cash provided by operating activities	198,559	265,029

Cash flows from investing activities
Capital expenditures	(30,079)	(27,939)
Proceeds from sale of property and equipment	1,902	2,250
Payments for acquisitions, net of cash acquired	—	(25,737)
Investments in unconsolidated joint ventures	(5,167)	(3,502)
Return of investments in unconsolidated joint ventures	4,042	1,967

Net cash used in investing activities	(29,302)	(52,961)

Cash flows from financing activities
Payments for debt costs and credit agreement	—	(1,949)
Distributions to noncontrolling interests, net	(36,502)	(43,885)
Purchase of treasury stock	(148,715)	(111,403)
Deferred payments for acquisitions	—	(2,934)

Net cash used in financing activities	(185,217)	(160,171)

Effect of exchange rate changes	(1,200)	1,235

Net (decrease) increase in cash, cash equivalents and restricted cash	(17,160)	53,132

Cash, cash equivalents and restricted cash
Beginning of year	410,172	393,012

End of year	$393,012	$446,144

Cash paid during the year for
Interest	$13,342	$12,905
Income taxes (net of refunds)	16,270	14,364

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

1.	Description of Operations

Parsons Corporation, a Delaware corporation, and its subsidiaries (collectively, the “Company”) provide sophisticated design, engineering and technical services, and smart and agile software to the United States federal government and Critical Infrastructure customers worldwide. The Company performs work in various foreign countries through local subsidiaries, joint ventures and foreign offices maintained to carry out specific projects. Parsons Employee Stock Ownership Plan (“ESOP”) is the sole shareholder of the Company.

2.	Summary of Significant Accounting Policies

Financial Statement Revisions, Reclassification, and Accounting Change

During the preparation of the Form S-1 filing, the Company adopted Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock codified within 480-10-S99-3A (“ASR 268”). The adoption requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in “temporary equity”). In addition, other assets previously included within the intangible and other assets financial statement line item within the consolidated balance sheet has been reclassified to other noncurrent assets to conform with the as revised classification. Finally, the Company identified errors to previously issued financial statements. The Company revised the accompanying consolidated financial statements for the following errors:

(1)

Balance sheet as of December 29, 2017 to correctly classify $24.9 million related to insurance recoverable amounts due from third party insurance companies from prepaid expenses and other current assets to other noncurrent assets.

(2)

Balance sheet as of December 29, 2017 and statement of income (loss) for the year then ending to properly account for the deferral of upfront contract costs of $1.6 million and the related impact to revenue of $1.5 million in accordance with the Company’s revenue recognition policy.

(3)

Balance sheet as of December 29, 2017 and statement of income (loss) for the year then ending to properly account for a loss of $1.6 million on a contract at one of the Company’s unconsolidated joint ventures.

(4)	Statement of income (loss) for the year ended December 29, 2017 to correctly classify $2.3 million of equity in earnings from an unconsolidated joint venture to revenue.

(5)

Statement of income (loss) and statement of comprehensive income (loss) for the year ended December 30, 2016 and December 29, 2017 to correctly classify $0.7 million and $5.7 million, respectively, related to the foreign currency impact on intercompany transactions from foreign currency gain (loss) within other comprehensive income (loss), net of tax to other (expense) income, net.

(6)	Statement of cash flows for the year ended December 29, 2017 to correctly classify $2.9 million related to deferred purchase price payments from operating cash flows to financing cash flows.

(7)

Statement of cash flows for the year ended December 30, 2016 and December 29, 2017 to correctly classify $(1.1) million and $3.5 million, respectively, related to the foreign currency impact on the cash flow statement from operating cash flows to effect of exchange rate changes.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The effect of the adoption of ASR 268, reclassification of other assets and revision of the errors on the various consolidated financial statements is as follows:

Balance Sheet

	December 29, 2017
	As Previously Reported	ASR 268 Adoption	Reclassification	Correcting Adjustments	As Revised
Assets
Accounts receivable, net (including $149,191) of consolidated joint ventures, net)	$1,065,202	$—	$—	$(1,564)	$1,063,638
Prepaid expenses and other current assets (including $13,054 Prepaid expenses and other current assets of consolidated joint ventures)	77,095	—	—	(24,913)	52,182
Total current assets	$1,588,441	$—	$—	$(26,477)	$1,561,964
Property and equipment, net (including $4,201 Property and equipment of consolidated joint ventures, net)	85,934	—	—	1,644	87,578
Investments in and advances to unconsolidated joint ventures	72,628	—	—	(1,050)	71,578
Intangible assets, net	21,440	—	(3,741)	—	17,699
Other non-current assets	—	—	3,741	24,913	28,654
Total assets	$2,273,688	$—	$—	$(970)	$2,272,718
Liabilities
Accrued expenses and other current liabilities (including $58,211 Accrued expenses and other current liabilities of consolidated joint ventures)	503,571	—	—	579	504,150
Total current liabilities	$1,007,139	$—	$—	$579	$1,007,718
Total liabilities	$1,466,750	$—	$—	$579	$1,467,329
Redeemable common stock held by ESOP	—	1,855,305	—	—	1,855,305

Shareholder’s deficit
Common stock	41,699	(41,699)	—	—	—
Additional paid-in capital	618,584	(618,584)	—	—	—
Accumulated deficit	1,009,592	(1,195,022)	—	(605)	(186,035)
Accumulated other comprehensive loss	(14,019)	—	—	(984)	(15,003)
Total Parsons Corporation shareholder’s equity (deficit)	$779,484	$(1,855,305)	$—	$(1,589)	$(1,077,410)
Noncontrolling interest	27,454	—	—	40	27,494
Total shareholder’s equity (deficit)	$806,938	$(1,855,305)	$—	$(1,549)	$(1,049,916)
Total liabilities, redeemable common stock and shareholder’s equity (deficit)	$2,273,688	$—	$—	$(970)	$2,272,718

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Statement of Income (Loss)

	Year Ended December 30, 2016			Year Ended December 29, 2017
	As Previously Reported	Correcting Adjustments	As Revised	As Previously Reported	Correcting Adjustments	As Revised
Revenue	$3,039,182	$9	$3,039,191	$3,016,267	$744	$3,017,011
Direct costs of contracts	2,431,193	—	2,431,193	2,401,784	(1,644)	2,400,140
Equity in earnings of unconsolidated joint ventures	35,471	(9)	35,462	44,023	(3,937)	40,086
Operating income	$35,407	$—	$35,407	$152,251	$(1,549)	$150,702
Other income, net	688	652	1,340	(40)	5,698	5,658
Total other expense	$(24,053)	$652	$(23,401)	$(23,399)	$5,698	$(17,701)
Income before income tax	$11,354	$652	$12,006	$128,852	$4,149	$133,001
Net (loss) income including noncontrolling interests	$(2,638)	$652	$(1,986)	$107,388	$4,149	$111,537
Net income attributable to noncontrolling interest	$(11,161)	$—	$(11,161)	$(14,171)	$(40)	$(14,211)
Net (loss) income attributable to Parsons Corporation	$(13,799)	$652	$(13,147)	$93,217	$4,109	$97,326

Statement of Comprehensive Income (Loss)

	Year Ended December 30, 2016			Year Ended December 29, 2017
	As Previously Reported	Correcting Adjustments	As Revised	As Previously Reported	Correcting Adjustments	As Revised
Net (loss) income including noncontrolling interests	$(2,638)	$652	$(1,986)	$107,388	$4,149	$111,537
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment, net of tax	591	(652)	(61)	10,492	(5,698)	4,793
Comprehensive income (loss) including noncontrolling interest, net of tax	(1,858)	—	(1,858)	117,785	(1,549)	116,235
Comprehensive income attributable to noncontrolling interest, net of tax	(11,195)	—	(11,195)	(14,170)	(40)	(14,210)
Comprehensive income (loss) attributable to
Parsons Corporation, net of tax	(13,053)	—	(13,053)	103,615	(1,589)	102,025

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Statement of Changes in Redeemable Common Stock and Shareholder’s Deficit
	Redeemable common stock	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Shareholder’s Equity (Deficit)
Balances at December 26, 2015 as previously reported	$—	$41,699	$624,696	$930,174	$(25,163)	$82,476	$949,167
Correcting Adjustments	—	—	—	(5,366)	5,366	—	—
Redeemable common stock reclassification	1,818,576	(41,699)	(624,696)	(1,152,181)	—	—	(1,818,576)

Balances at December 26, 2015 as revised	$1,818,576	$—	$—	$(227,373)	$(19,797)	$82,476	$(869,409)

Balances at December 30, 2016 as previously reported	$—	$41,699	$619,181	$916,375	$(24,417)	$57,169	$803,888
Correcting Adjustments	—	—	—	(4,714)	4,714	—	—
Redeemable common stock reclassification	1,739,431	$(41,699)	$(619,181)	(1,078,551)	—	—	$(1,739,431)

Balances at December 30, 2016 as revised(1)	$1,739,431	$—	$—	$(166,890)	$(19,702)	$57,169	$(935,542)

Balances at December 29, 2017 as previously reported	$—	$41,699	$618,584	$1,009,592	$(14,019)	$27,454	$806,938
Correcting Adjustments	—	—	—	(605)	(984)	40	(1,549)
Redeemable common stock reclassification	1,855,305	(41,699)	$(618,584)	$(1,195,022)	—	—	$(1,855,305)

Balances at December 29, 2017 as revised	$1,855,305	$—	$—	$(186,035)	$(15,003)	$27,494	$(1,049,916)

(1)	Totals may not sum due to rounding.

Statement of Comprehensive Cash Flows
	Year Ended December 30, 2016			Year Ended December 29, 2017
	As Previously Reported	Correcting Adjustments	As Revised	As Previously Reported	Correcting Adjustments	As Revised
Net cash provided by operating activities	$197,359	$1,200	$198,559	$261,322	$3,707	$265,029
Net cash used in investing activities	(29,302)	—	(29,302)	(50,953)	(2,008)	(52,961)
Net cash used in financing activities	(185,217)	—	(185,217)	(157,237)	(2,934)	(160,171)
Effects of exchange rates on cash, cash equivalents and restricted cash	—	(1,200)	(1,200)	—	1,235	1,235

Additionally, the Company previously did not separately disclose related party transactions with unconsolidated joint ventures. This disclosure is now included in Note 16 Related Party Transactions in the notes to the consolidated financial statements.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Management evaluated these errors and concluded that they were not material to any previously issued financial statements.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Parsons Corporation and its subsidiaries and affiliates which it controls. Interests in joint ventures that are controlled by the Company, or for which the Company is otherwise deemed to be the primary beneficiary, are consolidated. For joint ventures in which the Company does not have a controlling interest, but exerts significant influence, the Company applies the equity method of accounting. Intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year

The Company reports results of operations based on 52- or 53-week periods ending the last Friday on or before December 31. For 2016 and 2017, these dates were December 30, 2016 and December 29, 2017, respectively. 2016 was comprised of 53 weeks and 2017 was comprised of 52 weeks.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. The Company’s most significant estimates and judgments involve revenue recognition with respect to the determination of the percentage of completion of contracts and price adjustments; determination of self-insurance reserves; valuation of the Company’s fair value of common stock; useful lives of property and equipment and intangible assets; calculation of allowance for doubtful accounts; valuation of deferred income tax assets and uncertain tax positions, among others.

ESOP

The Company maintains a non-leveraged Employee Stock Ownership Plan (“ESOP”) for eligible employees, for which the Company contributes shares of its own stock to the ESOP trust each year. Shares held by the trust or committed to be contributed to the trust are presented as temporary equity as they include a cash redemption feature that is not solely within the control of the Company. Throughout the year, as employee services are rendered, the Company records compensation expense based on salaries of eligible employees. At each reporting period, the shares held within the ESOP or committed to be contributed to the ESOP are adjusted to their redemption value through an offsetting charge or credit to accumulated deficit.

Treasury Stock

The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company records the reissuance of treasury stock using the first-in, first-out method of accounting. Contributions of 656,027 shares and 596,832 shares of common stock were made to the ESOP in fiscal 2016 and 2017, respectively. In fiscal 2016 and 2017 the Company repurchased 2,480,021 shares and 1,827,737

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

shares of common stock from the ESOP, respectively, in connection with the redemption of ESOP participants’ interests in the ESOP for $148.7 million and $111.4 million, respectively.

Earnings per Share

Basic earnings per common share (“EPS”) is calculated by dividing Net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by dividing net income by adjusted weighted average outstanding shares, assuming conversion of all potentially dilutive securities. Upon contribution to the ESOP, the shares become outstanding and are included within the earnings per share computations.

Revenue Recognition

Government Contracts

The Company has contracts with the United States federal government that contain provisions requiring compliance with the United States Federal Acquisition Regulation (“FAR”) and the United States Cost Accounting Standards (“CAS”). These regulations are generally applicable to all of the Company’s federal government contracts and are partially or fully incorporated in some local and state agency contracts. Most of the Company’s federal government contracts are subject to termination at the convenience of the client. These contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Contract Revenues

The Company recognizes revenue for the majority of its contracts using a cost-to-cost approach in applying the percentage-of-completion method. Under this approach, revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. The Company uses the cost-to-cost approach to estimate the progress towards completion in order to determine the amount of revenue and profit to recognize. Certain contracts are service-related contracts, such as providing operations and maintenance services or technical assistance services. Service-related contracts are accounted for using either the proportional performance method or the completed delivery method depending on the nature of the service provided.

Provisions for anticipated losses on contracts, including those arising from disputes and other contingencies, are recorded in the period such loss becomes known; provisions not ultimately required are released as disputes or contingencies are resolved.

Costs related to change orders and claims are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable the change order will result in additional contract value that can be reliably estimated. Claims are included in total estimated contract revenues to the extent that contract costs related to the claims have been incurred and when it is probable that the claim will result in additional contract value which can be reliably estimated. No profit is recognized on claims until final settlement occurs.

Revenue is recognized for work performed under cost-plus, time-and-materials and fixed price contracts, as follows:

Cost-Plus

Under cost-plus contracts, the Company is reimbursed for allowable or otherwise defined costs incurred plus a fee. The contracts may also include incentives for various performance criteria,

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

including quality, timeliness, safety and cost-effectiveness. In addition, costs are generally subject to review by clients and regulatory audit agencies, and such reviews could result in costs being disputed as nonreimbursable under the terms of the contract. Revenue for cost-plus contracts is recognized based on the actual number of hours spent on the projects, multiplied by a contractual fee, plus costs of materials and other direct incidental expenditures incurred on the projects. Incentive and award fees are recognized using the percentage-of-completion method.

Time-and-Materials

Under time-and-materials contracts, hourly billing rates are negotiated and charged to clients based on the actual time spent on a project. In addition, clients reimburse actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with the performance under the contract. A portion of time-and-material contracts are subject to maximum contract values and, accordingly, revenue under these contracts is generally recognized under the percentage-of-completion method. Revenue on contracts that are not subject to maximum contract values is recognized based on the actual number of hours spent on the projects plus costs of materials and other direct incidental expenditures incurred on the projects.

Fixed-Price

The Company enters into two types of fixed-price contracts: firm fixed-price (“FFP”) and fixed-price per unit (“FPPU”). Under FFP contracts, clients pay an agreed fixed-amount negotiated in advance for a specified scope of work. Revenue on FFP contracts is generally recognized using the percentage-of-completion method. If the nature or circumstances of the contract prevent the preparation of a reliable estimate at completion, profit recognition is delayed until adequate information about the contract’s progress becomes available. Under FPPU contracts, clients pay a set fee for each service or production transaction that is completed. Accordingly, revenue under FPPU contracts is recognized as the related service or production transaction is completed, generally using the proportional performance method or completed delivery method depending on the nature of the service provided.

In the Company’s industry, recognition of profit on long-term contracts requires the use of assumptions and estimates related to total contract revenue, total cost at completion, and the measurement of progress towards completion. Estimates, to the extent probable, are continually evaluated as work progresses and are revised when necessary. When a change in estimate is determined to have an impact on contract profit, the Company records a positive or negative adjustment to the consolidated statements of income (loss). For the years ended December 30, 2016 and December 29, 2017, the Company recognized net operating income increases (decreases) related to changes in estimates at completion of $(22.4) million, and $(23.8) million, respectively, in the consolidated statements of income (loss) resulting from changes in estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents. Cash equivalent investments are carried at cost, which approximates fair value, and consist primarily of United States Treasuries, time deposits, and other forms of short-term fixed income investments.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Restricted Cash and Investments

Restricted cash and investments held in trust accounts represent collateral for certain incentive programs.

Accounts Receivable, Net and Billings in Excess of Costs

Accounts receivable, net consists of amounts billed and currently due from customers, amounts currently due but unbilled, and amounts retained by the customer pending completion of a project.

Unbilled accounts receivable represent revenue recognized but not yet billed pursuant to contract terms or billed after the period-end date. Unbilled accounts receivable also include amounts related to requests for equitable adjustment to contracts that provide for price redetermination, primarily with the United States federal government. These amounts are recorded only when they can be reliably estimated and realization is determined to be probable.

Contract retentions represent amounts withheld by clients until certain conditions are met or the project is completed.

Billings in excess of costs on uncompleted contracts represent the amounts of cash collected from clients and billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within 12 months and are classified as current liabilities.

We establish an allowance for doubtful accounts based on the assessment of the clients’ ability to pay. In addition to such allowances, there are often items in dispute or being negotiated that may require us to make an estimate as to the ultimate outcome. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amounts due.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivables. The Company’s cash is primarily held with major banks and financial institutions throughout the world. At times, cash balances may be in excess of the amount insured.

The Company is involved in a significant volume of contracts with the United States federal government and state and local governments. Approximately 35% and 36% of consolidated revenues for the years ended December 30, 2016 and December 29, 2017, respectively, and approximately 25% of accounts receivable as of December 29, 2017, were derived from contracts with the United States federal government. No other customers represented 10% or more of consolidated revenues in any of the periods presented.

In order to mitigate the credit risk associated with customers, the Company performs periodic credit evaluations of its customers’ financial condition.

Property and Equipment

Property and equipment are stated at cost and are shown net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is computed using the straight-line method over

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

the shorter of their estimated useful lives or the remaining term of the lease.

The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any gain or loss thereon is included in net income. Expenditures for maintenance and repairs are expensed as incurred. Property and equipment are reviewed for impairment when events or circumstances change that indicate they may not be recoverable. Impairment losses are recognized when estimated future cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying amount, in which case the asset is written down to its fair value.

Business Combinations

The Company accounts for business combinations using the acquisition method, under which the purchase price of an acquired company is allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of tangible and intangible assets acquired and liabilities assumed is allocated to goodwill. The determination of fair values of assets acquired and liabilities assumed requires the Company to make estimates and use valuation techniques when a market value is not readily available. The Company adjusts the preliminary purchase price allocation, as necessary, during the measurement period of up to one year after the acquisition closing date as the Company obtains more information as to facts and circumstances existing at the acquisition date. Acquisition-related costs are recognized separate from the acquisition and are expensed as incurred.

Consolidation of Joint Ventures and Variable Interest Entities

The Company participates in joint ventures, which include partnerships and partially-owned limited liability corporations, to bid, negotiate and complete specific projects. The Company is required to consolidate these joint ventures if it holds the majority voting interest or if the joint venture is determined to be a variable interest entity (“VIE”) for which the Company is the primary beneficiary, as described below.

A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor with disproportionately low voting rights. The Company’s VIEs may be funded through contributions, loans and/or advances from the joint venture partners or by advances and/or letters of credit provided by clients. Certain VIEs are directly governed, managed, operated and administered by the joint venture partners. Others have no employees and, although these entities own and hold the contracts with the clients, the services required by the contracts are typically performed by the joint venture partners or by other subcontractors.

The Company is considered the primary beneficiary and required to consolidate a VIE if it has the power to direct the activities that most significantly impact that VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of that VIE that could potentially be

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

significant to the VIE. In determining whether the Company is the primary beneficiary, significant assumptions and judgments include the following: (1) identifying the significant activities and the parties that have the power to direct them; (2) reviewing the governing board composition and participation ratio; (3) determining the equity, profit and loss ratio; (4) determining the management-sharing ratio; (5) reviewing employment terms, including which joint venture partner provides the project manager; and (6) reviewing the funding and operating agreements. Examples of significant activities currently being performed by the Company’s significant consolidated and unconsolidated joint ventures include engineering and design services; management consulting services; procurement and construction services; program management; construction management; and operations and maintenance services. If the Company determines that the power to direct the significant activities is shared by two or more joint venture parties, then there is no primary beneficiary and no party consolidates the VIE. In making the shared-power determination, the Company analyzes the key contractual terms, governance, related party and de facto agency as they are defined in the accounting standard, and other arrangements.

The Company is required to perform an analysis to determine whether it is the primary beneficiary of its VIEs. The Company is deemed to be the primary beneficiary of a VIE if it has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Goodwill

Goodwill is tested annually for impairment as of the last Friday in November or on an interim basis if indicators of potential impairment exist. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. The Company’s reporting units are operating segments or components of operating segments where discrete financial information is available and segment management regularly reviews the operating results. When evaluating goodwill for impairment, the Company may decide to first perform a qualitative assessment, or “step zero” impairment test, to determine whether it is more likely than not that impairment has occurred. If the Company does not perform a qualitative assessment, or if the Company determines that it is not more likely than not that the fair value of its reporting units exceeds their carrying amounts, the Company performs a quantitative assessment and calculates the estimated fair value of the respective reporting unit. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to measure the amount of potential impairment. In the second step, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized.

The Company’s decision to perform a qualitative impairment assessment in a given year is influenced by a number of factors, including the significance of the excess of the Company’s estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments, and the date of its acquisitions, if any.

Intangible Assets

Intangible assets with finite lives arise from business acquisitions and are amortized based on the period over which the contractual or economic benefit of the intangible assets are expected to be

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

realized or on a straight-line basis over the useful lives of the underlying assets, ranging from one to ten years. These primarily consist of customer relationships, backlog, and covenants not to compete. When indicators of a potential impairment exist, the Company assesses the recoverability of the unamortized balance of its intangible assets by first comparing undiscounted expected cash flows associated with the asset, or the asset group they are part of, to its carrying value. Should the review indicate that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of the intangible assets would be recognized as an impairment loss.

Income Taxes

The Company calculates its provision for income tax using the liability method of accounting. This approach requires the recognition of deferred tax liabilities and assets to reflect the tax effects of temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. Deferred tax balances are adjusted, as appropriate, to reflect changes in tax rates and other factors that cause changes in the amounts the Company estimates eventually will become payable. The Company converted to S corporation status in 1999 and generally is not subject to federal income tax and certain state income tax on its income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements on a particular tax position are measured based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits (“UTB”) is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company believes its estimates for uncertain tax positions are appropriate and sufficient for any assessments that may result from examinations of our tax returns. The Company recognizes both accrued interest and penalties, where appropriate, related to UTBs in income tax expense.

Foreign Currency Translation

The Company’s reporting currency is the U.S. Dollar. The functional currency of the Company’s foreign entities is typically the currency of the primary environment in which they operate. For foreign entities whose functional currency is not the U.S. dollar, the assets and liabilities are translated based on exchange rates in effect at the balance sheet date, while the income and expense accounts are translated using the average exchange rates during the period. Translation gains or losses, net of income tax effects, are reflected in accumulated other comprehensive loss on the consolidated balance sheet. Transaction gains and losses due to movements in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated are recognized as “Other income, net” in the Company’s consolidated statements of income (loss).

Self-Insurance

The Company typically utilizes third-party insurance subject to varying retention levels or self-insurance. The Company is self-insured for a portion of the losses and liabilities primarily

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

associated with workers’ compensation, general, professional, automobile, employee matters, certain medical plans, and project-specific liability claims. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions, as provided by an independent actuary. The estimate of self-insurance liability includes an estimate of incurred but not reported claims, based on data compiled from historical experience.

Restructuring

The Company began implementing a restructuring program in late 2015 to reorganize its business operations to better serve its customers, streamline its reporting structure and simplify layers of management with the objective of improving operational efficiency, reduce costs and better position the Company to achieve future organic growth. Actions included involuntary terminations and exiting operations in certain geographical regions. The Company recognized $12.4 million of restructuring expenses in “Indirect, general and administrative expenses” during the year ended December 30, 2016. As of December 30, 2016, the Company accrued $1.6 million for restructuring costs in accrued expenses and other current liabilities, which were fully paid during the year ended December 29, 2017. As of December 29, 2017, there were no accrued amounts related to the restructuring program.

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (the “FASB” issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. For instance, the amendment establishes management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern in connection with preparing financial statements for each annual and interim reporting period. The update also provides guidance to determine whether to disclose information about relevant conditions and events when there is substantial doubt about an entity’s ability to continue as a going concern. The Company adopted this ASU on January 1, 2017.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes, which changes the presentation of deferred taxes on the consolidated balance sheet. This ASU requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the consolidated balance sheet. The Company adopted this ASU on January 1, 2017 and its adoption did not have a material impact on the Company’s consolidated balance sheet.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, Classification of Certain Receipts and Cash Payments. ASU 2016-15 addresses eight specific cash flow issues to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company elected to early adopt this ASU as of December 30, 2016, and its adoption did not have a material impact on the Company’s consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The Company

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

elected to early adopt this ASU as of December 30, 2016 and its adoption did not have a material impact on the consolidated statements of cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which amended the existing accounting standards for revenue recognition. The new accounting guidance establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those good or services. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company’s evaluation of the impact of the new guidance on its consolidated financial statements, including the expected impact on its business processes, systems, and controls, and potential differences in the timing or method of revenue recognition for its contracts, is substantially complete. The Company will adopt this standard as of the beginning of fiscal 2018 using the modified retrospective approach with an adjustment to the opening balance of retained earnings as of the effective date and no restatement of comparative periods. Based on its current evaluation, the Company believes the impacts of adoption to primarily be associated with combining contracts that were previously segmented into a single performance obligation and recognition of revenue on a cost-to-cost basis for contracts previously recognizing revenue under a different method of measuring progress.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 provides revised guidance related to the accounting and reporting of leases, including a requirement for lessees to recognize most leases on the balance sheet. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The guidance is effective for the annual and interim periods beginning January 1, 2019, with early adoption permitted. While the Company is currently assessing the impact this update will have to the Company’s consolidated financial statements, the expected primary impact to its consolidated financial position upon adoption will be the recognition, on a discounted basis, of its minimum commitments under noncancelable operating leases on its consolidated balance sheets resulting in the recording of right of use assets and lease liabilities. Our current minimum commitments under noncancelable operating leases are disclosed in Note 13.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfer of Assets Other than Inventory. This ASU requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The updated guidance also requires entities to disclose a comparison of income tax expense or benefit with statutory expectations and disclose the types of temporary differences and carryforwards that give rise to a significant portion of deferred income taxes. The Company expects to adopt this guidance as of the beginning of fiscal 2018 and its adoption is not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the test for goodwill impairment by removing the second step of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

value, not to exceed the carrying amount of goodwill. The guidance is effective for interim and annual reporting periods beginning after December 15, 2019 and should be applied prospectively with early adoption permitted. The Company expects to early adopt the new standard as of the beginning of fiscal 2018 and its adoption is not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business. This ASU clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company expects to adopt this ASU as of the beginning of fiscal 2018 and its adoption is not expected to have an impact on the consolidated financial statements.

3.	Accounts Receivable, Net

Accounts receivable, net consisted of the following as of December 29, 2017 (in thousands):

2017
Billed	$516,736
Unbilled	510,127
Contract retentions	89,687

Total accounts receivable, gross	1,116,550
Allowance for doubtful accounts	(52,912)

Total accounts receivable, net	$1,063,638

Billed accounts receivable represent amounts billed to clients that have not been collected. Unbilled accounts receivable represent revenue recognized but not yet billed pursuant to contract terms or billed after the period end date. Substantially all unbilled receivables as of December 29, 2017 are expected to be billed and collected within 12 months. Unbilled accounts receivable at December 29, 2017 include approximately $50.8 million related to unapproved change orders, claims, and requests for equitable adjustment. The Company regularly evaluates these amounts and records adjustments to operating income when recoverability is deemed to have changed. For the years ended December 29, 2017, no material losses were recognized related to the collectability of claims, unapproved change orders, and requests for equitable adjustment. Contract retentions represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. The operating cycle for certain long-term contracts may extend beyond one year, and accordingly, collection of retainage on those contracts may extend beyond one year. Approximately $44.5 million of contract retentions as of December 29, 2017 are not expected to be paid in fiscal 2018. The allowance for doubtful accounts was determined based on consideration of trends in actual and forecasted credit quality of clients, including delinquency and payment history, type of client, such as a government agency or commercial sector client, and general economic conditions and particular industry conditions that may affect a client’s ability to pay.

4.	Acquisition

On October 6, 2017, the Company acquired a 100% ownership interest in the equity of Williams Electric Company, Inc. (WEC), a specialty contractor delivering global control system integration

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

and energy infrastructure solutions to U.S. Government customers, for $26.4 million, the entirety of which was paid in cash at closing. WEC aligns with the Company’s strategy to grow its leadership position in protecting critical infrastructure assets from threats targeting connected operational technologies, including control systems.

In connection with this acquisition, the Company recognized $0.3 million of acquisition-related expenses in “Indirect, general and administrative expense” in the consolidated statements of income (loss) for the period ended December 29, 2017, including legal fees, consultation fees, and other miscellaneous direct expenses associated with the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

WEC
Cash and cash equivalents	$650
Accounts receivable	11,326
Prepaid expenses and other current assets	4
Property and equipment	267
Goodwill	10,271
Intangible and other assets	7,820
Accounts payable	(1,585)
Accrued expenses and other current liabilities	(2,000)
Deferred tax liabilities	(366)

Net assets acquired	$26,387

Of the total purchase price, the following values were assigned to intangible assets (in thousands, except for years):

	Gross Carrying Amount	Amortization Period
		(in years)
Customer relationships	$5,320	4 to 7
Backlog	2,500	1

The entire value of goodwill of $10.3 million was assigned to the Federal reporting unit and represents synergies expected to be realized from this business combination. The goodwill is deductible for tax purposes.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

5.	Goodwill

The following table summarizes the changes in the carrying value of goodwill by reporting segment for fiscal year ended December 29, 2017 (in thousands):

	December 30, 2016	Acquisitions	Impairment	Foreign Exchange	December 29 2017
Federal Solutions	$412,168	$10,271	$—	$—	$422,439
Critical Infrastructure	70,528	—	—	3,819	74,347

Total	$482,696	$10,271	$—	$3,819	$496,786

The Company performs a goodwill impairment test on an annual basis for each reporting unit that requires certain assumptions and estimates be made regarding industry economic factors and future profitability. As a result of a restructuring in 2016, the Company changed its operating and reporting structure from the reporting units of Parsons Transportation Group, Parsons Government Services and Parsons Environment and Infrastructure, to the reporting units of Infrastructure, Federal and Middle East Africa. Prior to the restructuring, a goodwill impairment assessment was performed at each legacy reporting unit. The Company recorded an impairment charge of $62.7 million in the year ended December 30, 2016 associated with goodwill of its legacy Parsons Environment and Infrastructure reporting unit.

6.	Intangible Assets

The gross amount and accumulated amortization of acquired identifiable intangible assets with finite useful lives included in “Intangible assets, net” on the consolidated balance sheet, were as follows (in thousands except for years):

	Weighted	December 29, 2017
	Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Purchased backlog	3.4	$45,854	$(42,386)	$3,468
Covenants not to compete	1.8	2,917	(2,917)	—
Customer relationships	7.1	45,629	(32,268)	13,361
Leases	4.7	593	(593)	—
Technology	5.0	2,939	(2,204)	735

Total intangible assets		$97,932	$(80,368)	$17,564

The Company also has patents of $0.1 million as of December 29, 2017.

The aggregate amortization expense of intangible assets was $9.7 million and $5.6 million for the years ended December 30, 2016 and December 29, 2017, respectively. The Company recorded an impairment of $22.0 million related to its customer relationships in the year ended December 30, 2016.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Estimated amortization expense in each of the next five years and beyond is as follows (in thousands):

2018	$7,166
2019	4,453
2020	3,324
2021	2,304
2022	214
Thereafter	238

$17,699

7.	Property and Equipment, Net

Property and equipment consisted of the following at December 29, 2017 (in thousands):

	2017	Useful lives (years)
Building and leasehold improvements	$45,275	1-15
Furniture and equipment	62,979	3-10
Computer systems and equipment	144,114	3-10
Construction equipment	11,969	5-7

	264,337
Less: Accumulated depreciation	(176,759)

Property and equipment, net	$87,578

Depreciation expense of $32.2 million and $29.4 million was recorded for the years ended December 30, 2016 and December 29, 2017, respectively.

During the years ended December 30, 2016 and December 29, 2017, the Company recorded gains (losses) on the disposal of property and equipment of $0.8 million and $(1.2) million, respectively. Within these amounts, the Company recorded gains (losses) on the disposal of non-operating assets of $0.1 million and $(1.0) million in “Other income, net” in the consolidated statements of income (loss) for the years ended December 30, 2016 and December 29, 2017, respectively.

8.	Sale-Leasebacks

During fiscal 2011, the Company consummated two sale-leaseback transactions associated with the sale of two office buildings from which the Company recognized a total gain in the consolidated statements of income (loss) of approximately $106.7 million and a total deferred gain of approximately $107.8 million. The current and long-term portion of the deferred gain has been recorded in “Accrued expenses and other current liabilities” and “Deferred gain resulting from sale-leaseback transactions” on the consolidated balance sheet, respectively, and is being recognized ratably over the minimum lease terms to which they relate, as an offset to rental expense in “Indirect, general and administrative expenses” in the consolidated statements of income (loss). Amortization of the deferred gain was $7.3 million for each of the years ended December 30, 2016 and December 29, 2017.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 29, 2017 (in thousands):

2017
Salaries and wages	$49,504
Employee benefits	194,760
Self-insurance liability	25,406
Project cost accruals	150,874
Other accrued expenses	83,606

Total accrued expenses and other current liabilities	$504,150

10.	Debt and Credit Facilities

Long-term debt consisted of the following at December 29, 2017 (in thousands):

2017
Senior Notes	$250,000
Debt issuance costs	(593)

Long-term debt	$249,407

In November 2017, the Company entered into an amended and restated Credit Agreement. The Company incurred approximately $2.0 million of costs in connection with this amendment. Under the agreement, the Company’s revolving credit facility was increased from $500 million to $550 million and the term of the agreement was extended through November 2022. The borrowings under the Credit Agreement bear interest, at the Company’s option, at either the Base Rate (as defined in the Credit Agreement), plus an applicable margin, or Libor plus an applicable margin. The applicable margin for Base Rate loans is a range of 0.125% to 1.00% and the applicable margin for Libor loans is a range of 1.125% to 2.00%, both based on the leverage ratio of the Company at the end of each fiscal quarter. The rate at December 29, 2017 was 3.067%. Borrowings under this Credit Agreement are guaranteed by certain of the Company’s operating subsidiaries. There were no cash advances outstanding at December 29, 2017. Letters of credit commitments outstanding under this agreement aggregated approximately $69.4 million at December 29, 2017, which reduced borrowing limits available to the Company.

On July 1, 2014, the Company finalized a private placement whereby the Company raised an aggregate amount of $250.0 million in debt repayable as follows (in thousands):

Tranche	Debt Amount	Maturity Date	Interest Rate
Senior Note, Series A	$50,000	July 15, 2021	4.44%
Senior Note, Series B	100,000	July 15, 2024	4.98%
Senior Note, Series C	60,000	July 15, 2026	5.13%
Senior Note, Series D	40,000	July 15, 2029	5.38%

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The Company incurred approximately $1.1 million of debt issuance costs in connection with the private placement. These costs are presented as a direct deduction from the debt on the face of the balance sheet. Amortization of debt issuance costs approximated $0.1 million for the years ended December 30, 2016 and December 29, 2017. Interest expense related to the Senior Notes approximated $12.6 million and $12.4 million for the years ended December 30, 2016 and December 29, 2017, respectively. The amortization of debt issuance costs and interest expense are recorded in “Interest expense” on the consolidated statements of income (loss). The Company made interest payments related to the Senior Notes of approximately $12.4 million during the periods ended December 30, 2016 and December 29, 2017. Interest payable of approximately $5.7 million is recorded in “Accrued expenses and other current liabilities” on the consolidated balance sheet at December 29, 2017.

The Credit Agreement and private placement includes various covenants, including restrictions on indebtedness, liens, acquisitions, investments or dispositions, payment of dividends and maintenance of certain financial ratios and conditions. The Company was in compliance with these covenants at December 29, 2017.

The Company also has in place several secondary bank credit lines for issuing letters of credit, principally for foreign contracts, to support performance and completion guarantees. Letters of credit commitments outstanding under these bank lines aggregated approximately $200.6 million at December 29, 2017

Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile, the Company has determined that the fair value of its debt approximates the carrying value.

11.	Other Long-term Liabilities

At December 29, 2017, other long-term liabilities consisted of the following (in thousands):

2017
Self-insurance liability	$83,293
Deferred rent	14,059
Reserve for uncertain tax positions	9,082

Total other long-term liabilities	$106,434

Refer to Note 12 for further discussion of the Company’s reconciliation of the beginning and ending balances of uncertain tax positions.

12.	Income Taxes

In 1999, the Company filed a voluntary election to change its tax status from a C corporation to an S corporation for federal and certain state income tax purposes. The election was retroactive to the beginning of fiscal year 1999 and allows the Company to pass income or losses directly to its shareholder (ESOP) without assessment of federal and certain states’ income taxes.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The income tax expense for the years ended December 30, 2016 and December 29, 2017 consisted of the following (in thousands):

	2016	2017
Current
State	$(839)	$(1,579)
Foreign	(14,690)	(14,482)

Total current income tax expense	(15,529)	(16,061)

Deferred
State	1,833	569
Foreign	(296)	(5,972)

Total deferred income tax (expense) benefit	1,537	(5,403)

Total income tax expense	$(13,992)	$(21,464)

Total income tax expense was different from the amount computed by applying the United States federal statutory rate to pre-tax income as follows (in thousands):

	2016		2017
Income before income tax expense	$12,006		$133,001
Tax at federal statutory rate	(4,202)	(35)%	(46,550)	(35)%
S- Corporation exclusion	(7,251)	(60)%	30,069	23%
State tax	994	8%	(1,010)	(1)%
Foreign withholding tax on US operations	(2,216)	(18)%	(3,392)	(3)%
Valuation allowance	(5,253)	(44)%	(1,438)	(1)%
Uncertain tax positions	(1,883)	(16)%	34	0%
Return to provision and other adjustments	2,209	18%	(84)	(0)%
Foreign tax rate differential	3,610	30%	907	1%

Total income tax expense	$(13,992)	(117)%	$(21,464)	(16)%

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The components of deferred tax assets and liabilities as of December 29, 2017 consisted of the following (in thousands):

2017
Deferred tax assets
Contract reserves	$3,600
Accrued compensation	1,718
Deferred gain	860
Legal reserves	1,845
Net operating losses	11,180
Fixed assets	737
Intangible assets	1,251
Capital loss	701
Other	930

Total deferred tax assets	22,822

Deferred tax liabilities
Deferred income	(11,335)
Remittance taxes	(2,686)

Total deferred tax liabilities	(14,021)

Net deferred tax assets before valuation allowance	8,801
Valuation allowance	(8,882)

Net deferred tax (liabilities) assets	$(81)

The Company assesses the realizability of its deferred tax assets each reporting period through an analysis of potential sources of future taxable income, including prior year taxable income available to absorb a carryback of tax losses, reversals of existing taxable temporary differences, tax planning strategies, and forecasts of taxable income. The Company considers all negative and positive evidence, including the weight of the evidence, to determine if valuation allowances against deferred tax assets are required.

In 2017, the Company recorded valuation allowances against certain foreign deferred tax assets totaling approximately $1.5 million with respect to certain net operating losses. A valuation allowance was recorded to reduce deferred tax assets to the amount that is more likely than not to be realized based on the assessment of positive and negative evidence, including estimates of future taxable income necessary to realize future deductible amounts. The valuation allowance was $8.9 million at December 29, 2017.

As of December 29, 2017, foreign operating loss and capital loss carryforwards were approximately $49.0 million, of which approximately $26.0 million do not expire and approximately $23.0 million expire if not used between 2018 and 2037.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The following table presents the components of our consolidated earnings before taxes for the years ended December 30, 2016 and December 29, 2017 (in thousands):

	2016	2017
United States earnings	$(20,718)	$85,913
Foreign earnings	32,724	47,088

	$12,006	$133,001

A reconciliation of the beginning and ending balances of uncertain tax positions is as follows (in thousands):

	2016	2017
Beginning of year	$6,497	$7,827
Increases—tax positions in current year	1,476	1,134
Increases—tax positions in prior periods	124	319
Reductions—tax positions in prior periods	(1)	(1,629)
Settlements	(39)	(361)
Lapse of statute limitations	(230)	(153)

	7,827	7,137
Interest and penalties	1,732	1,945

End of year	$9,559	$9,082

In the next twelve months, it is reasonably possible that a reduction of unrecognized tax benefits and related interest may occur due to a resolution of certain tax matters, which could include payments on those tax matters, and as a result of the expiration of certain statutes of limitations. An estimate of that possible reduction cannot be made at this time. The statutory periods for examining the Company’s federal income tax returns through fiscal year 2013 have expired. The Company remains subject to examination by the Internal Revenue Service for the years 2014 – 2017 and certain state and foreign jurisdictions for the years 2009 – 2017. The Company files income tax returns in numerous tax jurisdictions, including the U.S., and numerous U.S. states and non-U.S. jurisdictions around the world. The statute of limitations varies by jurisdiction in which the Company operates. Because of the number of jurisdictions in which the Company files tax returns, in any given year the statute of limitations in certain jurisdictions may expire without examination within the 12-month period from the balance sheet date.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“Act”). The Act incorporates several new provisions into the law that will not have any meaningful impact on the Company’s consolidated financial statements since the Company is currently not subject to Federal income tax as an ESOP owned S Corporation.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

13.	Commitments and Contingencies

Commitments

The Company’s principal noncancelable operating lease agreements, primarily for office space and automation equipment, provide for minimum rentals as follows (in thousands):

2018	$58,844
2019	46,789
2020	36,631
2021	29,581
2022	26,073
Thereafter	52,988

$250,906

Rental expense for the years ended December 30, 2016 and December 29, 2017 was $76.0 million and $73.3 million, respectively, and is recorded in “Indirect, general and administrative expenses” in the consolidated statements of income (loss).

Contingencies

During the second half of fiscal 2013, a California state court issued a number of preliminary judgments with the final judgment being rendered in early fiscal 2014 in favor of the plaintiff in a lawsuit against a joint venture in which the Company is the managing partner and the only other partner is bankrupt. The Company recorded a loss of $98.8 million for the year ended December 27, 2013 as a result of these judgments. For each of the years ended December 30, 2016 and December 29, 2017, the Company recorded post-judgment interest of $9.3 million in “Interest and other expense associated with claim on long-term contract” in the consolidated statements of income (loss). For the years ended December 30, 2016 and December 29, 2017, the Company recorded other expenses of $0.1 million and $0.7 million, respectively, in “Interest and other expense associated with claim on long-term contract” in the consolidated statements of income (loss). $129.9 million is accrued for this matter in “Provision for contract losses” on the consolidated balance sheet as of December 29, 2017. The joint venture plans to vigorously appeal the final judgment and believes it will be successful in substantially reducing the ultimate loss in connection with this matter. Refer to Note 20 for discussion of subsequent events relating to this judgment.

On or about March 1, 2017, the Peninsula Corridor Joint Powers Board, or the JPB, filed a lawsuit against Parsons Transportation Group, Inc., or PTG, in the Superior Court of California, County of San Mateo, in connection with a positive train control project on which PTG was engaged prior to termination of its contract by the JPB. PTG had previously filed a lawsuit against the JPB for breach of contract and wrongful termination. The JPB seeks damages in excess of $100.0 million, which the Company is currently disputing. In addition to filing a complaint for breach of contract and wrongful termination, the Company has denied the allegations raised by the JPB and, accordingly, filed affirmative defenses. The Company is currently defending against the JPB’s claims and the parties are still engaged in discovery. The Company also has a professional liability insurance policy to the extent the JPB proves any errors or omissions occurred. At this time, it is too soon to determine the outcome of the litigation or assess the potential range of exposure, if any. The Company has also filed a third party claim against a subcontractor for indemnification in connection with this matter.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

In September 2015, a former Parsons employee filed an action in the United States District Court for the Northern District of Alabama against us as a qui tam relator on behalf of the United States (the “Relator”) alleging violation of the False Claims Act. The United States government did not intervene in this matter as it is allowed to do so under the statute. The Company filed a motion to dismiss the lawsuit on the grounds that the Relator did not meet the applicable statute of limitations. The District Court granted the motion to dismiss. The Relator’s attorney appealed the decision to the United States Court of Appeals of the Eleventh Circuit, which ultimately ruled in favor of the Relator, and the Company petitioned the United States Supreme Court to review the decision. The Supreme Court accepted the petition and the case has been briefed and is scheduled for hearing on March 19, 2019.

Federal government contracts are subject to audits, which are performed for the most part by the Defense Contract Audit Agency (“DCAA”). Audits by the DCAA and other agencies consist of reviews of our overhead rates, operating systems and cost proposals to ensure that we account for such costs in accordance with the CAS. If the DCAA determines we have not accounted for such costs in accordance with the CAS, the DCAA may disallow these costs. The disallowance of such costs may result in a reduction of revenue and additional liability for the Company. Historically, the Company has not experienced any material disallowed costs as a result of government audits. However, the Company can provide no assurance that the DCAA or other government audits will not result in material disallowances for incurred costs in the future. All audits of costs incurred on work performed through 2009 have been closed, and years thereafter remain open.

The Company is subject to various lawsuits, claims and assessments which are routine to the nature of its business. Additionally, the Company has been named as a defendant in lawsuits alleging personal injuries as a result of contact with asbestos products at various project sites. The Company believes that any significant costs relating to these claims will be reimbursed by applicable insurance. Although there can be no assurance that these matters will be resolved favorably, management believes that their ultimate resolution will not have a material adverse impact on the Company’s consolidated financial position, results of operations, or cash flows. The Company accrues a liability when management believes it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company records a corresponding receivable for costs covered under the insurance policies.

14.	Retirement and Other Benefit Plans

The Company’s principal retirement benefit plan is the Parsons ESOP, a stock bonus plan, established in 1975 to cover eligible employees of the Company and certain affiliated companies. Contributions of treasury stock to ESOP are made annually in amounts determined by the Company’s board of directors and are held in trust for the sole benefit of the participants. Shares allocated to a participant’s account are fully vested after six years of credited service, or in the event(s) of reaching age 65, death or disability while an active employee of the Company. All of the Company’s common stock was acquired by the ESOP in conjunction with a reorganization in 1984, which was financed by the Company.

Upon retirement, death, termination due to permanent disability, a severe financial hardship, or the exercise of diversification rights, participants’ interests in their ESOP accounts are redeemable at the current price per share of the stock. Such per share prices are established by the ESOP trustee, taking into account, among other things, the advice of a third-party valuation consultant for the ESOP trustee as well as the ESOP trustee’s knowledge of the Company, as of the end of the plan year preceding distribution.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Under the terms of the ESOP plan, when participants hold shares that are not readily tradeable, the Company is obligated to redeem eligible participants’ interests in their ESOP accounts for cash upon an employee’s election. All shares held by the ESOP are eventually redeemable in the future for cash at the option of the holder once vesting and eligibility requirements have been met. The Company presents all shares held by the ESOP as temporary equity on the consolidated balance sheet at their redemption value.

Total ESOP contribution expense was approximately $41.8 million and $40.6 million for the years ended December 30, 2016 and December 29, 2017, respectively, and is recorded in “Direct costs of contracts” and “Indirect, general and administrative expense” in the consolidated statements of income (loss).

At December 29, 2017, approximately 27,284,000 shares of the Company’s stock were held by the ESOP which the Company recorded at their redemption value of $1.9 billion. Approximately 1,661,000 shares of the Company’s stock beneficially held by the ESOP were eligible for payment upon request at December 29, 2017. During the years ended December 30, 2016 and December 29, 2017, the Company did not declare any dividends.

The Company also maintains a second defined contribution plan (the “401(k) Plan”). Substantially all domestic employees are entitled to participate in the 401(k) Plan, subject to certain minimum requirements. The Company’s contribution to the 401(k) Plan for the years ended December 30, 2016 and December 29, 2017 amounted to $14.2 million and $15.8 million, respectively.

As part of an acquisition in 2014, the Company acquired a defined contribution pension plan, a defined benefit pension plan, and supplemental retirement plan. For the defined contribution pension plan, the Company contributes a base amount plus an additional amount based upon a predetermined formula. At December 29, 2017, the defined benefit pension plan was in a net asset position of $1.6 million, which is recorded in “Other noncurrent assets” on the consolidated balance sheet.

15.	Investments in and Advances to Joint Ventures

The Company participates in joint ventures to bid, negotiate and complete specific projects. The Company is required to consolidate these joint ventures if it holds the majority voting interest or if the Company meets the criteria under the consolidation model, as described below.

The Company performs an analysis to determine whether its variable interests give the Company a controlling financial interest in a VIE for which the Company is the primary beneficiary and should, therefore, be consolidated. Such analysis requires the Company to assess whether it has the power to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Company analyzed all of its joint ventures and classified them into two groups: (1) joint ventures that must be consolidated because they are either not VIEs and the Company holds the majority voting interest, or because they are VIEs and the Company is the primary beneficiary; and (2) joint ventures that do not need to be consolidated because they are either not VIEs and the Company holds a minority voting interest, or because they are VIEs and the Company is not the primary beneficiary.

Many of the Company’s joint venture agreements provide for capital calls to fund operations, as necessary; however, such funding is infrequent and is not anticipated to be material.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Letters of credit outstanding described in Note 10 that relate to project ventures are approximately $80.6 million at December 29, 2017.

In the table below, aggregated financial information relating to the Company’s VIEs is provided because their nature, risk and reward characteristics are similar. None of the Company’s current joint ventures that meet the characteristics of a VIE are individually significant to the consolidated financial statements.

Consolidated Joint Ventures

The following represents financial information for consolidated joint ventures included in the consolidated financial statements (in thousands):

2017
Current assets	$231,041
Noncurrent assets	4,201

Total assets	235,242

Current liabilities	312,075

Total liabilities	312,075

Total joint venture deficit	$(76,833)

	2016	2017
Revenue	$381,437	$456,476
Costs	367,208	436,579

Net income	$14,229	$19,897

Net income attributable to noncontrolling interests	$11,161	$14,211

The assets of the consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the Company’s general operations.

Refer to Note 13 for discussion of liabilities, interest and other expenses recorded in connection with the 2013 judgment related to one of the Company’s consolidated joint ventures.

Unconsolidated Joint Ventures

The Company accounts for its unconsolidated joint ventures using the equity method of accounting. Under this method, the Company recognizes its proportionate share of the net earnings of these joint ventures as “Equity in earnings (loss) of unconsolidated joint ventures” in the consolidated statements of income (loss). The Company’s maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The following represents the financial information of the Company’s unconsolidated joint ventures as presented in their unaudited financial statements (in thousands):

2017
Current assets	$756,197
Noncurrent assets	761,067

Total assets	1,517,264

Current liabilities	524,972
Noncurrent liabilities	683,142

Total liabilities	1,208,114

Total joint venture equity	$309,150

Investments in and advances to unconsolidated joint ventures	$71,578

	2016	2017
Revenue	$1,908,151	$2,114,903
Costs	1,776,216	1,988,569

Net income	$131,935	$126,334

Equity in earnings of unconsolidated joint ventures	$35,462	$40,086

The Company received net distributions from its unconsolidated joint ventures of $32.5 million and $31.8 million for the years ended December 30, 2016 and December 29, 2017, respectively.

16.	Related Party Transactions

The Company often provides services to unconsolidated joint ventures and revenues include amounts related to recovering overhead costs for these services. For the years ended December 30, 2016 and December 29, 2017, revenues included $127.7 million and $112.1 million, respectively, related to services the Company provided to unconsolidated joint ventures. For the years ended December 30, 2016 and December 29, 2017, the Company incurred approximately $96.2 million and $81.8 million, respectively, of reimbursable costs. Amounts included in the consolidated balance sheet related to services the Company provided to unconsolidated joint ventures for the year ended December 29, 2017 is as follows (in thousands):

2017
Accounts receivable	$39,414
Billings in excess of costs	$7,662

17.	Fair Value of Investments

The authoritative guidance on fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). At December 29, 2017, the Company’s financial instruments include cash, cash equivalents, accounts receivable, accounts payable, and other liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term maturities.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

Investments measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach—Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

•	Cost approach—Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

•	Income approach—Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models and lattice models).

In addition, the guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities;

Level 2	Pricing inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the derivative instrument; and

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth assets associated with the pension plan in Note 14 as of December 29, 2017 that are accounted for at fair value by Level within the fair value hierarchy.

Fair value as of December 29, 2017 (in thousands):

	Level 1	Level 2	Level 3	Total
Mutual funds	$2,829	$—	$—	$2,829
Fixed income	—	12,114	—	12,114
Cash and cash equivalents	85	—	—	85

	$2,914	$12,114	$—	$15,028

As described in Note 14, the Company acquired a defined contribution pension plan, a defined benefit pension plan, and supplemental retirement plans. At December 29, 2017, the Company measured the mutual funds held within the defined benefit pension plan at fair value using unadjusted quoted prices in active markets that are accessible for identical assets. The Company measured the fixed income securities using market bid and ask prices. The inputs that are significant to valuation of fixed income securities are generally observable and therefore have been classified as Level 2.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The following table sets forth redeemable common stock associated with the ESOP in Note 14 as of December 29, 2017 that is accounted for at fair value by Level within the fair value hierarchy.

Fair value as of December 29, 2017 (in thousands):

	Level 1	Level 2	Level 3	Total
Redeemable common stock	$—	$—	$1,855,305	$1,855,305

	$—	$—	$1,855,305	$1,855,305

As described in Note 14, the Company is obligated to redeem eligible participants’ interests in their ESOP accounts for cash upon an employee’s election. All shares held by the ESOP are eventually redeemable in the future for cash at the option of the holder once vesting and eligibility requirements have been met. The Company presents all shares held by the ESOP as temporary equity on the consolidated balance sheet at their redemption value. At December 29, 2017, approximately 27,283,904 shares of the Company’s stock were held by the ESOP which the Company recorded at their redemption values of $1.9 billion based on a share price established by the ESOP trustee, taking into account, among other things, the advice of a third party valuation consultant for the ESOP trustee as well as the ESOP trustee’s knowledge of the Company. The share price valuation was determined using a combination of income and market based methods that utilized unobservable Level 3 inputs, including significant assumptions such as forecasted revenue and operating margins, working capital requirements, and weighted average cost of capital.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) (in thousands):

2017
Balance at beginning of year	$1,739,431
Purchases of treasury stock	(111,403)
Contributions of treasury stock to ESOP	40,553
Share price adjustment	186,724

Balance at end of year	$1,855,305

18.	Earnings Per Share

Basic earnings per common share is computed using the weighted average number of shares outstanding during the period and income available to shareholders.

Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effects of outstanding stock options and other stock-based awards. There were no dilutive securities outstanding during 2016 and 2017.

The weighted average number of shares used to compute basic and diluted EPS were (in thousands):

	2016	2017
Basic weighted average number of shares outstanding	29,499	27,858
Dilutive common share equivalents	—	—

Diluted weighted average number of shares outstanding	29,499	27,858

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

19.	Segments Information

The Company operates in two reportable segments: Federal Solutions and Critical Infrastructure.

The Federal Solutions segment is a high-end services provider to the U.S. government, delivering timely, cost-effective solutions for mission-critical projects. The segment provides advanced technologies, including cybersecurity, missile defense systems, and subsurface munitions detection, as well as military facility modernization, logistics support, chemical weapon remediation and engineering services.

The Critical Infrastructure segment provides integrated design and engineering services for complex physical and digital infrastructure around the globe. The Critical Infrastructure segment is a technology innovator focused on next generation infrastructure. Industry leading capabilities in design and project management allow the Company to deliver significant value to customers by employing cutting edge technologies, improving timelines and reducing costs.

The Company defines its reportable segments based on the way the chief operating decision maker (“CODM”), currently its Chairman and Chief Executive Officer, evaluates the performance of each segment and manages the operations of the Company for purposes of allocating resources among the segments. The CODM evaluates segment operating performance using segment Revenue and segment Adjusted EBITDA.

The following table summarizes business segment information for the periods presented (in thousands):

	2016	2017
Revenues:
Federal Solutions	$1,066,740	$1,079,906
Critical Infrastructure	1,972,451	1,937,105

Total revenues	$3,039,191	$3,017,011

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The Company defines Adjusted EBITDA as net income (loss) attributable to Parsons Corporation, adjusted to exclude interest expense (net of interest income), provision for income taxes, depreciation and amortization and certain other items that are not considered in the evaluation of ongoing operating performance. These other items include asset impairment charges, income and expense recognized on litigation matters, expenses incurred in connection with mergers and acquisitions, and expenses related to our prior restructuring. The following table summarizes business segment information for the periods presented (in thousands):

	2016	2017
Adjusted EBITDA attributable to Parsons Corporation
Federal Solutions	$79,376	$89,269
Critical Infrastructure	81,206	86,471

Adjusted EBITDA attributable to Parsons Corporation	$160,582	$175,740
Adjusted EBITDA attributable to noncontrolling interests	12,570	14,891
Depreciation and amortization	(42,262)	(35,303)
Interest expense, net	(15,319)	(13,333)
Income tax expense	(13,992)	(21,464)
Impairment of goodwill, intangible and other assets	(85,133)	—
Litigation related expenses(a)	(9,422)	(10,026)
Amortization of deferred gain credit(b)	7,283	7,283
Acquisition related costs(c)	(2,552)	(1,190)
Restructuring(d)	(12,407)	—
Other(e)	(1,334)	(5,061)

Net income (loss) including noncontrolling interest	$(1,986)	$111,537
Net income attributable to noncontrolling interests	(11,161)	(14,211)

Net income (loss) attributable to Parsons Corporation	$(13,147)	$97,326

(a)

Reflects the post-judgment interest expense recorded in “Interest and other expenses associated with claim on long-term contract” in our results of operations related to the judgment entered against us in 2014 in connection with a lawsuit by the Los Angeles Metropolitan Transportation Authority. See Notes 13 and 20.

(b)	Reflects recognized deferred gains related to sales-leaseback transactions described in Note 8.
(c)	Reflects costs incurred in connection with acquisitions, including primarily fees paid for professional services and employee retention.
(d)

Reflects costs associated with and related to our corporate restructuring initiatives, including expenses incurred in connection with a restructuring program we began implementing in 2015 as described in Note 2.

(e)

Other includes a combination of loss from sale of a subsidiary, gain/loss related to sale of fixed assets, gain/loss related to disposed businesses and other individually insignificant items that are non-recurring, infrequent or unusual in nature.

Asset information by segment is not a key measure of performance used by the CODM.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 29, 2017 and December 30, 2016

The following table presents revenues and property and equipment, net by geographic area (in thousands):

	2016	2017
Revenues:
North America	$2,330,806	$2,348,527
Middle East	658,393	634,069
Rest of World	49,992	34,415

Total revenues	$3,039,191	$3,017,011

Property and equipment, net
North America		$80,852
Middle East		6,726

Total property and equipment, net		$87,578

North America revenue includes $2.1 billion of United States revenue for the years ended December 30, 2016 and December 29, 2017. North America property and equipment, net includes $76.2 million of property and equipment, net in the United States at December 29, 2017.

20.	Subsequent Events

The Company evaluated subsequent events through February 22, 2018, the date the consolidated financial statements were available to be issued and determined that no subsequent events required recognition or disclosure. The Company also evaluated subsequent events from February 23, 2018 through February 11, 2019, the date the revised consolidated financial statements were issued, and determined that the following subsequent events required disclosure:

On February 28, 2018, the California Court of Appeals vacated the judgement entered against Parsons related to the joint venture lawsuit described in Note 13. In doing so, the appellate court remanded the case to the trial court for the sole purpose of entering a new and final judgement in favor of Parsons. On April 9, 2018, the appellate court ruling was appealed by the counterparty to the California Supreme Court. On June 13, 2018, the California Supreme Court denied the counterparty’s appeal. As a result, in the second quarter of 2018 the Company reversed $133.1 million accrued in “Provision for contract losses on consolidated joint ventures” on the consolidated balance sheet, resulting in a gain of $129.7 million on the consolidated statements of income, of which $55.1 million was recorded as an increase in revenue with the remainder recorded as other income.

On May 31, 2018, the Company acquired a 100% ownership interest in Polaris Alpha, a privately-owned, advanced technology-focused provider of innovative mission solutions for complex defense, intelligence, and security customers, as well as other U.S. federal government customers, for $489.1 million paid in cash. The Company borrowed $260 million under the Credit Agreement as described in Note 10 to partially fund the acquisition. The Company is in the process of finalizing its purchase price allocation.

On January 7, 2019, the Company acquired a 100% ownership interest in OGSystems, an innovative solutions provider with advanced technologies in geospatial intelligence, big data analytics, and threat mitigation, for approximately $304.8 million paid in cash. The Company borrowed $110 million under the Credit Agreement as described in Note 10 and $150 million on a short-term loan. The Company is in the process of finalizing its purchase price allocation.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PARSONS CORPORATION AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts

Description	Balance at beginning of period	Additions	Deductions	Other and foreign exchange impact	Balance at end of period
2016
Allowance for doubtful accounts	$31,155	$14,255	$(3,028)	$(2,014)	$40,368
Valuation allowance on deferred tax assets	2,192	5,264	(12)	—	7,444

2017
Allowance for doubtful accounts	40,368	12,530	(2,730)	2,744	52,912
Valuation allowance on deferred tax assets	7,444	3,493	(2,055)	—	8,882

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

             Shares

Parsons Corporation

Common Stock

Goldman Sachs & Co. LLC	BofA Merrill Lynch

Morgan Stanley

Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our shareholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”),

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred. Our bylaws will also provide that we must pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our certificate of incorporation, bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

We have contributed                 shares of our common stock to the ESOP since January 1, 2016. We claimed exemption from registration under the Securities Act for such contributions in that the contributions were not sales of securities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Certificate of Incorporation, effective upon the consummation this offering.

3.2*	Form of Bylaws, effective upon the consummation of this offering.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	2012 Amendment and Restatement of Parsons Employee Stock Ownership Plan (including first, second and third amendments thereto).

10.2+*	Parsons Corporation Restricted Award Plan, adopted January 20, 2015 (as amended October 17, 2016, October 17, 2017 and January 1, 2019).

10.3+*	Form of Restricted Award Units agreement.

10.4+*	Parsons Corporation Bonus Deferral Plan, effective as of January 1, 2009.

10.5+*	Parsons Corporation Shareholder Value Plan, adopted April 16, 2016 (as amended January 1, 2015 and October 17, 2016 and January 1, 2019).

10.6+*	Parsons Corporation Long Term Growth Plan, adopted April 16, 2012 (as amended January 1, 2015 and October 17, 2016 and January 1, 2019).

10.7+*	Change in Control Severance Agreement, dated as of December 14, 2016, by and between Parsons Corporation and George L. Ball.

10.8+*	Change in Control Severance Agreement, dated as of December 14, 2016, by and between Parsons Corporation and Charles L. Harrington.

10.9+*	Change in Control Severance Agreement, dated as of December 14, 2016, by and between Parsons Corporation and Michael R. Kolloway.

10.10+*	Form of Indemnification Agreement between Parsons Corporation and certain of its directors and officers.

10.11*	Note Purchase Agreement, dated as of May 9, 2014, among Parsons Corporation and the purchasers party thereto.

10.12*	Fifth Amended and Restated Credit Agreement, dated as of November 15, 2017, by and among Parsons Corporation, the lenders from time to time party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd. As administrative agent, swing line bank and co-lead arranger, Wells Fargo Bank, National Association, as syndication agent, The Bank of Nova Scotia, JPMorgan Chase Bank, N.A. and U.S. Bank National Association, as documentation agents, and Wells Fargo Securities, LLC, as co-lead arranger.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description

10.13*	Term Loan Agreement, dated as of January 4, 2019, among Parsons Corporation, MUFG Union Bank, N.A., as administrative agent, The Bank of Nova Scotia, as syndication agent, the other financial institutions party thereto and MUFG Union Bank, N.A. and The Bank of Nova Scotia, as co-lead arrangers.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(b)

Financial Statement Schedules.    All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Centreville, Virginia, on the                day of                , 2019.

Parsons Corporation

By:
Charles L. Harrington Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mike R. Kolloway and George L. Ball, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Parsons Corporation and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Charles L. Harrington	Chief Executive Officer and Director (Principal Executive Officer)	, 2019

George L. Ball	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

Kenneth C. Dahlberg	Director	, 2019

Mark K. Holdsworth	Director	, 2019

Steven F. Leer	Director	, 2019

Tamara L. Lundgren	Director	, 2019

Confidential Treatment Requested by Parsons Corporation

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date
James F. McGovern	Director	, 2019

Harry T. McMahon	Director	, 2019

M. Christian Mitchell	Director	, 2019

Suzanne M. Vautrinot	Director	, 2019